PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Dated November 1, 2004	File No. 333-119063

Brasil Telecom S.A.

Exchange Offer For
US$200,000,000 9.375% Notes Due 2014

_______________

         Brasil Telecom S.A., which we refer to as Brasil Telecom, is offering to exchange up to US$200,000,000 of its 9.375% Notes due 2014, which we refer to as the new notes, for up to US$200,000,000 9.375% Notes due 2014, which we refer to as the old notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. We refer to the old notes and the new notes collectively as the notes.

The exchange offer will expire at 5:00 p.m. New York City time on November 30, 2004 unless extended.

To exchange your old notes for new notes:

  you are required to make the representations described on page 98 to Brasil Telecom;

  you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, by 5:00 p.m., New York time, on November 30, 2004; and

  you should read the section called "The Exchange Offer" for further information on how to exchange your old notes for new notes.

         The old notes are listed, and application will be made to list the new notes, on the Luxembourg Stock Exchange.

         See "Risk Factors" beginning on page 22 for a discussion of risk factors that you should consider prior to tendering your old notes in the exchange offer.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

November 1, 2004

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Securities and Exchange Commission, or the SEC, allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with or furnish to the SEC will automatically be deemed to update and supersede this information. We incorporate by reference the following documents that have been filed with the SEC:

  The Annual Report on Form 20-F of Brasil Telecom for the fiscal year ended December 31, 2003, which we refer to as our Form 20-F.

  The Report on Form 6-K furnished by Brasil Telecom to the SEC on August 6, 2004 relating to our results for the six months ended June 30, 2004.

         We also incorporate by reference into this prospectus, any filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and, to the extent designated therein, reports on Form 6-K furnished to the SEC, after the date of this prospectus and prior to the consummation of this offering.

         Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

         We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). To obtain timely delivery, investors must request this information no later than five business days before the date they must make their investment decision. Requests should be directed to the Investor Relations Department, SIA SUL, ASP, Lote D, Bloco B, 1º andar 71.215-000 Brasília, DF, Brazil (telephone no: (55 61) 415-1052).

WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form F-4 under the Securities Act of 1933, as amended (the Securities Act), with respect to the new notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the SEC's Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the SEC maintains an Internet web site at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

CERTAIN TERMS AND CONVENTIONS

         As used in this prospectus, except where otherwise specified or the context otherwise requires (i) "we", "us" and "our" refer to Brasil Telecom S.A. (previously Telecomunicações do Paraná S.A., or Telepar), its parent company, Brasil Telecom Participações S.A. or, Brasil Telecom Participações, and its subsidiaries, collectively, and (ii) "Brasil Telecom" and the "issuer" refer to Brasil Telecom S.A. alone.

         This prospectus is intended solely for the purpose of soliciting expressions of interest in the exchange offer from qualified investors and does not purport to summarize all of the terms, conditions, covenants and other provisions contained in the indenture, the notes, the insurance policy and other transaction documents. The information provided is not all-inclusive and may not contain all the information you would desire. The information in this prospectus has been obtained by us and the insurer from publicly available sources, including websites such as www.bc.gov.br and www.sec.gov , deemed reliable by the same. The information included in this prospectus concerning the ownership of Techold Participações S.A., which we refer to as Techold, Timepart Participações Ltda., which we refer to as Timepart, and Telecom Intalia International N.V., which we refer to as TII, through Solpart Participações S.A., which we refer to as Solpart, has been included herein to the extent publicly available. We have assumed such information to be correct and have not independently verified such information.

         The Overseas Private Investment Corporation, which we refer to as OPIC, does not express any opinion regarding, and has not passed upon the merits of an investment in the notes or the accuracy of the disclosure contained in this prospectus. None of the government of the United States, OPIC or any other agency thereof is or shall be deemed to be a sponsor of the offering described in this prospectus or to have passed on the merits hereof. None of OPIC, its officers or any of its employees makes any representation or warranty, expressed or implied, as to, nor will any of them have any responsibility for, the accuracy or completeness of the information contained in this prospectus, other than the information under the headings "Background" and "Claim Paying History" in section headed "Description of the Insurer and the Insurance Policy—Overseas Private Investment Corporation."

         Certain other terms are defined the first time that they are used in this prospectus.

         Any discrepancies in tables between totals and sums of the amounts listed are due to rounding.

PRESENTATION OF FINANCIAL INFORMATION

         Our audited consolidated financial statements were prepared in conformity with generally accepted accounting principles in Brazil, which we refer to as Brazilian GAAP, which are similar to the Brazilian Corporation Law No. 6404/76, as amended by Law No. 10.330/02, which we refer to as Brazilian Corporation Law, except for the effects of the recognition of inflationary effects from January 1, 1996 to December 31, 2000, and are consistent with the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or CVM), and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil or IBRACON). Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation, among others. See Notes 2a and 2b to our audited consolidated financial statements in our Form 20-F for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2001, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003. Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. See Note 31 to our audited consolidated financial statements in our Form 20-F for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003. We also refer to the audited consolidated financial statements herein as the Financial Statements.

PROSPECTUS SUMARY

         This summary highlights some of the information in this prospectus. Since this is a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the exchange offer, you should carefully read the entire prospectus, including the Financial Statements and the notes thereto and the documents we have referred to you. You should pay special attention to the "Risk Factors" section beginning on page 22 of this prospectus.

Overview

General

         We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telecomunicações Brasileiras S.A, which we refer to as Telebrás, by the Brazilian Federal Government in 1998. We are an amalgamation of the following operating companies formerly controlled by Telebrás: Telecomunicações de Santa Catarina S.A., which we refer to as Telesc, Telecomunicações de Goiás S.A., which we refer to as Telegoiás, Telecomunicações de Brasilia S.A., which we refer to as Telebrasilia, Telecomunicações do Mato Grosso S.A., which we refer to as Telemat, Telecomunicações do Mato Grosso do Sul S.A., which we refer to as Telems, Telecomunicações de Rondônia S.A., which we refer to as Teleron, Telecomunicações do Acre S.A., which we refer to as Teleacre, Companhia Telefônica Melhoramento e Resistência, which we refer to as CTMR, our predecessor, Telecomunicações do Paraná S.A., which we refer to as Telepar, and Companhia Riograndense de Telecomunicações, which we refer to as CRT, a company formerly controlled by Telefônica S.A., which we refer to as Telefônica, and acquired by us in July 2000.

         The Brazilian government divided the fixed-line telecommunications network into three regions upon privatization in 1998. Region I consists of sixteen states located in the northern, north-eastern and south-eastern regions of Brazil. Region II, our region, consists of nine states in the western, central and southern regions of Brazil (Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Acre, Rondônia) and the Distrito Federal (Brasilia). Region III is the state of São Paulo.

         We provide fixed-line telecommunications services in Brazil under concessions which we assumed from each of our constituent companies for each of the states in Region II. These concessions, which allow us to provide local and intrastate fixed-line telecommunications services, were granted by the Brazilian government to us and to each of these companies prior to our merger with them. Our business, including the service we provide and the rates we charge, is subject to comprehensive regulation by Agência Nacional de Telecomunicações, which we refer to as Anatel, an independent regulatory agency, under the General Telecommunications Law and various administrative enactments thereunder. In November 2002, we also acquired authorizations to provide wireless services in Region II.

         The concessions under which we operate our fixed-line services imposed certain universalization, expansion and modernization targets on us. On January 19, 2004, Anatel certified our accomplishment of these targets and we are now permitted, and have begun offering, local and intraregional long distance services in Region I and III, interregional and international long-distance services and corporate data services throughout Brazil. We were also allowed to, and have now begun offering wireless services in our region using the Global System for Mobile Communication or GSM technology platform through our existing brand name.

         The states in our region cover an area of approximately 2.85 million square kilometers, representing approximately 33.4% of the country's total area and generating approximately 25% of Brazil's Gross Domestic Product in 2003. At December 31, 2003, the estimated population of our region was approximately 42 million, representing approximately 24% of the total population of Brazil. Our region includes the metropolitan areas of Brasilia, the capital of Brazil, Porto Alegre, Curitiba and Goiânia, each with populations in excess of one million inhabitants.

         We are the leading provider of local fixed-line telecommunications services and intrastate fixed-line telecommunications services in our region with an estimated 96.5% market share based on outside consultants'

statistical estimates using the volume in minutes of outgoing and incoming local calls of our competitors that interconnect through our network. As of December 31, 2003, we had approximately 9.85 million fixed-lines in service. The other local fixed-line telecommunications service providers in our region are Global Village Telecom Ltda., which we refer to as Global Village Telecom, Tele Norte Leste Participações S.A., which we refer to as Telemar and Telefônica.

         For intrastate and interstate long-distance telecommunications services, Intelig Telecomunicações Ltda., which we refer to as Intelig and Embratel Participações S.A, which we refer to as Embratel, are the other significant telecommunication companies that are authorized to provide long-distance services in our region.

Our Operations

         The telecommunications services that we offer to our customers consist of (i) local services, including all calls that originate and terminate within a single local area in our region, as well as, installation, monthly subscription, measured services, public telephones and supplemental local services, (ii) intraregional long-distance services which include intrastate (calls between local areas within a state in our region) and interstate (calls between states in our region), (iii) interregional and international long-distance services, (iv) network services, including interconnection, leasing of facilities and fixed-to-mobile services, (v) data transmission services, (vi) wireless mobile services and (vii) other services. We do not sell, rent or otherwise provide telephone equipment such as handsets or switchboards. On January 19, 2004, Anatel certified our compliance with universalization targets which enabled us to provide mobile services in our region and local, intraregional, interregional and international long-distance services, as well as data transmission services, in all regions.

Local Services

         Local services include all calls that originate and terminate within a single local area in our region, as well as installation, monthly subscription, public telephones and supplemental local services. We are the leading provider of local telecommunications services in our region with an estimated 96.5% market share. This estimate is based on outside consultants' statistical estimates using the volume in minutes of outgoing and incoming local calls of our competitors that interconnect through our network. We also own and operate public telephones throughout our region and at December 31, 2003, we had approximately 296,300 public telephones. We provide a variety of other supplemental services to our local service clients, including voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID. Our leading position in the local fixed-line telecommunications market is due, among other things, to the lack of competition in this market until the entry of our first competitor in November 2000. Since then, we have been able to maintain a high market share in our region due to our extensive network and the features, prices and services we offer.

Intraregional (Intrastate and Interstate) Long-Distance Service

         Calls from one local area in a region to another local area in a region are referred to as "intraregional long-distance" calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). We are the leading provider of intrastate fixed-line telecommunication services in our region with an estimated 89.9% intrastate market share and an estimated 75.1% interstate market share at December 31, 2003. These estimates are based on the volume in minutes of outgoing and incoming long-distance calls that are made using our carrier selection code, "14."

         As of July 1999, Embratel and Intelig, received authorization to provide intrastate long-distance services within the states in our region, and we received authorization to provide interstate long-distance services between the states in our region. Since that time, we have been providing interstate fixed-line telecommunications services in our region and expanding our interstate long-distance service network. To date, Telefônica and Telemar, among others, have been authorized to provide intraregional long-distance services in our region.

Interregional and International Long Distance Services

         Historically, under Anatel rules, regional fixed-line companies, such as Brasil Telecom, generally were not permitted to offer interregional or international long distance services until after December 31, 2003 (the date designed to correspond with certification of our universalization targets by Anatel). Having received certification by Anatel of our compliance with universalization targets on January 19, 2004, we have begun offering interregional long distance and international long distance services. Interregional long distance services consist of calls between a location within Region II and a location within another region (Region I or Region III). International long distance services consist of calls between a location within Brazil and a location outside of Brazil. In order to provide these services, we have entered into interconnection agreements with Telemar and Telefônica and we will also make use of the submarine cable network we acquired in June 2003, which we refer to as GlobeNet, (linking Brazil with the United States, Bermuda and Venezuela) and the local fiber optic network we acquired as part of our acquisition of MetroRED Telecomunicações Ltda. in May 2004, which we refer to as MetroRED (providing network facilities in São Paulo, Rio de Janeiro and Belo Horizonte).

Network Services

         Our network services consist of interconnection, lease of facilities and fixed-to-mobile services.

Interconnection services

         Interconnection services consist of the use of our network by other telecommunication providers in order to receive calls that originate on our network, complete calls that terminate on our network and connect switching stations to our network. We provide interconnection services to long-distance providers, such as Embratel and Intelig, and certain operators of trunking services. We also provide interconnection services to the mobile service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR, as well as all Band B mobile service providers in our region. Use of our interconnection services has grown substantially since they were introduced in April 1998, as a result of the spin-off of such cellular telecommunications businesses, the breakup of Telebrás and the advent of competition in the telecommunications sector in Brazil.

Lease of Facilities

         Other telecommunications service providers, particularly mobile service providers, lease trunk lines used for bulk transmission of voice and data messages from our company for use within their stand-alone networks. Large corporate customers lease lines from us for use in private networks connecting different corporate sites. Pursuant to Anatel requirements, we also lease our telecommunications facilities to Embratel and Intelig in order to provide them with access to our network.

Fixed-to-Mobile Services

         Fixed-to-mobile services consist of calls that originate in a fixed-line telephone and terminate on a mobile or cellular device. The use of our fixed-to-mobile services has grown significantly in the last five years as the penetration rate of mobile services in Region II has increased.

Data Transmission Services

         We provide data transmission services through various technologies and means of access. Since 1999, we have invested in data transmission capacity in response to the growing demand in Brazil for data, image and text transmission services, mainly for corporate networks and internet access. The primary data service that we offer to both residential and corporate clients is asymmetric digital subscriber line, or ADSL, which we launched in 2001. ADSL is a technology that allows normal telephone services, as well as delivery of high speed data transmission to virtual private networks or to public internet networks over existing copper lines. ADSL is an important service because it acts as a primary access or last mile for other services which we offer such as, BrTurbo, our broadband internet access provider for residential clients and corporations, and frame relay, our data transmission service for corporations. In addition to ADSL, we offer various data transmission services that are designed specifically for corporate clients such as: DialNet, a remote dial up internet access service for corporations, internet service providers and residential customers; asynchronous transfer mode, which we refer to as ATM, and frame relay – a broadband switching service and data transmission service for corporations; dedicated internet protocol, which we refer to as Dedicated IP – a leased line which functions as a dedicated gate for access to internet backbone typically used by internet service providers; digital dedicated line service, which we refer to as SLDD – a newly introduced leased dedicated line service which offers wider band width than Dedicated IP; and virtual private networks based on internet protocol – a new product which we market to corporate clients under the "Vetor" brand name. The virtual private network offered by Vetor allows companies to consolidate and organize their data communications services and improve the quality of such services through a virtual private network, which we create for each client using our data transmission infrastructure.

          We intend to continue to invest in data networks in order to serve the expected increase in demand for this type of service, particularly in the Internet access market through our ADSL service. In the year ended December 31, 2003, we installed 120,933 new ADSL ports, resulting in a total of 346,233 ADSL installed ports in 323 cities. The number of ADSL access lines in service reached 281,900 representing a growth of 100.4% compared to 140,690 at December 31, 2002. ATM, frame relay, and Dedicated IP, expanded by 24.5% in 2003 compared to 2002. As of December 31, 2003, we had installed 10,245 ATM, Frame Relay or Dedicated IP ports, in 87 cities. The DialNet service increased from 89,020 ports installed at the end of 2002, to 150,174 ports installed in 180 cities at the end of 2003, representing an increase of 68.7%.

Wireless Services

          We have begun offering wireless telephony services pursuant to authorizations acquired by us in November 2002. We operate our wireless services on the Global System for Mobile Communications, or GSM, technology platform throughout Region II and expect to generate revenues through usage fees, subscription charges, recurring fees, interconnection fees and handset sales. We are offering our wireless services using a relatively low amount of capital expenditure compared to that of some of our competitors while providing our customers with a comparable level of service to that of our competitors. We have budgeted U.S.$300 million in capital expenditures through December 31, 2005, of which we anticipate 85% will be spent in 2004 principally for building out our network infrastructure and information technology systems. We are targeting our existing fixed-line customers, thus providing them with a complete range of telephony services.

Organizational Structure

          We are structured as a consolidated operational company, in which we conduct substantially all of our operations, and currently have four wholly-owned subsidiaries, BrT Serviços de Internet S.A., or BrTSi, 14 Brasil Telecom Celular S.A., Vant Telecomunicações S.A., or Vant, and MTH Ventures do Brasil Ltda., or MetroRED. At the Brasil Telecom S.A. level, we are subdivided into eleven operational branches, Tocantins, Goiás, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, Pelotas and the Federal District. The following chart sets forth a summary of our organizational structure, including the percentage of voting capital held in each of our significant subsidiaries as of March 31, 2004.

Brasil Telecom S.A.
100%
BrT Serviços de Internet S.A. (internet and data services)
100%
14 Brasil Telecom Celular S.A. (wireless services)
100%
Vant Telecomunicações S.A. (data services)
100%
MTH Ventures do Brasil Ltda. (holding company)
99.9%
MetroRED Telecomunicações Ltda. (network services)
100%
Brasil Telecom Cabos Submarinos (Holdings) Ltda.
100%
Brasil Telecom Submarine Cable System (Bermuda) Ltd.
84.5% (direct and indirect)
50.5%
49.5%
Brasil Telecom Cabos Submarinos Ltda.
100%
100%
Brasil Telecom of America Inc.
Brasil Telecom de Venezuela S.A.
38.5%
61.5%
iBest Holding Corporation
15.5%
iBest S.A.

BrT Serviços de Internet S.A.

         We formed BrTSi in October 2001. Through BrTSi, we provide broadband internet services based on ADSL (Asymmetric Digital Subscriber Line) technology through our internet service provider ("ISP") BrTurbo. BrTSi is also the parent company of the subsidiaries that operate our submarine fiber optic cable system which we refer to as GlobeNet, and iBest, our free internet service provider.

iBest

         In February 2002, BrTSi acquired 15.5% of iBest Holding Corporation for approximately U.S.$10.0 million. iBest Holding Corporation controls iBest S.A. ("iBest"), a free internet service provider and important brand name. On June 26, 2003, we acquired through our wholly owned subsidiary, BrTSi, the remaining capital of iBest Holding Corporation for U.S.$36.0 million, consolidating our 100% ownership of iBest.

GlobeNet (Submarine Fiber-Optic Cable System)

         On June 11, 2003, we acquired, through BrTSi, the entire submarine fiber-optic cable system of 360 Networks Americas do Brasil Ltda. which we refer to as GlobeNet, for U.S.$46.8 million. A total of U.S.$27.6 million was paid on June 11, 2003, with the remaining U.S.$19.2 million payable within 18 months of the first installment. As part of this acquisition, BrTSi formed five operating subsidiaries: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable System (Bermuda) Ltd. and Brasil Telecom de Venezuela, S.A. These companies own and operate the GlobeNet fiber optic cable system that connects the United States, Bermudas, Brazil and Venezuela.

Brasil Telecom of America, Inc. is headquartered in Boca Raton, Florida, and coordinates all GlobeNet's activities and supports the commercial activities of the group in the international market.

14 Brasil Telecom Celular S.A.

         Brasil Telecom Celular S.A., or, BT Celular, provides wireless telecommunications services, which we have recently begun offering. BT Celular currently has over 18,400 active subscribers.

Vant Telecomunicações S.A.

         On May 13, 2004, we exercised our option to purchase for R$15.6 million the remaining 80.1%, giving us 100%, of the capital of Vant. This purchase was made possible once we received certification by Anatel of our compliance with our 2003 universalization targets. Vant offers internet protocol as well as other products to the corporate market throughout Brazil.

MetroRED Telecomunicações Ltda.

         On May 13, 2004, we exercised our option to purchase for U.S.$51.0 million the remaining 80.1% giving us 100% of the capital of MTH. This purchase was made possible once we received certification by Anatel of our compliance with our 2003 universalization targets. MetroRED is a leading local fiber optic network provider, with 331 kilometers of local area network in São Paulo, Rio de Janeiro and Belo Horizonte, and a 1,485 kilometer long-distance network linking these three metropolitan areas as well as an internet solutions data center in São Paulo which will provide internet support to our customers. As part of the acquisition, we also acquired a management team with expertise in these markets.

Concessions and Authorizations

         The concessions and authorizations for supplying telecommunications services in Brazil are granted under the public and private regimes. Services under the public regime are supplied through concessions while services under the private regime are supplied through authorizations granted by Anatel. Each public regime company, such as ours, operates under concessions that expire in 2005 but are renewable for an additional 20-year period, subject to the meeting of certain obligations. Every second year during the 20-year renewal period, public regime companies will be required to pay renewal fees equal to 2% of the annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year, beginning as of April 30, 2007, based on the net revenues for 2006. On June 20, 2003, Anatel approved a form of extension to the concession agreements under which all fixed-line telecommunications incumbents such as ourselves will operate as of January 1, 2006. In June 2003, we notified Anatel of our intention to extend our current concession. While we expect to formally enter into a new concession agreement with Anatel by the end of 2005, we cannot provide assurances that this will occur as planned.

Our Strategy

         Our goal is to become a leading provider of integrated telecommunications services in Brazil and South America by maintaining our strong position in the local and intraregional long distance markets while at the same time enhancing our existing services and developing new services which complement our existing products and services. We intend to achieve this goal by implementing the following key strategies:

Offer interregional and international long-distance services

         We intend to increase our market share in our principal business of providing intraregional long-distance service in Region II. Since January 22, 2004 we have begun offering interregional and international long distance services and started competing directly with other regional operators which currently provide such services. By offering interregional and international long-distance services, we expect to be able to offer our existing corporate and residential clients more competitive and integrated plans and capture market share. We intend to leverage the strength of the "Brasil Telecom" brand in Region II and to solidify Brasil Telecom as the carrier of choice through advertising campaigns that promote the use of our carrier selection code "14", and the synergies across our growing portfolio of integrated services, including wireless, data and long-distance services nationwide.

Develop our wireless telecommunications services

         As we have received Anatel's certification that our 2003 universalization targets have been met, we have recently begun offering wireless telecommunications services using Global System for Mobile Communications ("GSM"), technology through our subsidiary, 14 Brasil Telecom Celular S.A., and under the brand name "Brasil Telecom GSM". With the introduction of wireless services, we are the only company in Region II to offer both wireline and wireless services and we expect to leverage this to increase our brand awareness and overall market share. We are able to offer competitive wireless service plans due, among other things, to the attractive prices paid for our licenses and the favorable terms available to us from our equipment vendors. We also intend to realize the synergies between our wireline and wireless operations by marketing to our existing client database, using our existing wireline sales channels, providing integrated packages and sharing infrastructure and operational systems. We also intend to develop new mobile products and services for the corporate market.

Continue to integrate and acquire high technology network infrastructure in order to position ourselves as a market leader in the Brazilian corporate market

         Our acquisition in June 2003 of GlobeNet, our submarine fiber optic cable system, and our acquisition in May 13, 2004 of MetroRED, our local fiber-optic network, provided us with a state-of-the-art broadband infrastructure as well as local network capacity. These networks consist of a 22,000 kilometer submarine fiber optic system connecting us to most of Latin America and the United States, as well as 331 kilometers of local and 1,485 kilometers of long-distance fiber-optic lines in Brasil, allowing us to expand geographically to three principal corporate markets outside our region—São Paulo, Rio de Janeiro and Belo Horizonte. In addition, through MetroRED we obtained an internet center in São Paulo that will host various internet services. We intend to integrate these networks and this center into our existing network and business and to use this capacity to meet the growing demands for our network and data transmission services in order to become the market leader in both residential and corporate network and data transmission services.

Develop integrated voice, data and multimedia services for residential and corporate clients

         We intend to offer voice, data and multimedia products and services through our existing distribution channels as well as through new mobile phone stores, which we expect to open this year. Our strategy is to provide a one-stop shopping environment for both residential and corporate clients, satisfying all of their local, long distance, mobile, network and data transmission service needs. We intend to maximize synergies and increase client loyalty by providing value-added services and to attract new clients and maintain existing clients by offering competitively priced products. We also intend to provide integrated customer service which will allow us to improve our service quality as well as increase our sales.

Evaluation of possible participation in consolidation of Brazilian telecommunications industry

         The Brazilian telecommunications industry has experienced and may continue to experience consolidation. We continue to evaluate potential consolidation opportunities in Brazil, which may include acquisitions or other methods of participation designed to increase our market share or to improve our efficiency.

         We are engaged in on-going discussions with Intelig's shareholders, France Telecom, Sprint Corp. and National Grid Group PLC, with respect to a possible acquisition of Intelig. Intelig started operations in 2000, and provides national and international long distance services on a nationwide basis and competes directly with Embratel. Intelig has built out an extensive fixed-line telecommunications network throughout the country. The terms of any acquisition have not been determined and accordingly, it is not possible to predict the outcome of this process.

         We are also in discussions with respect to the acquisition of iG, a free internet services provider. This acquisition would consolidate our already leading position in the Brazilian ISP market by giving us more than three million active internet users.

Competition

General

         The implementation of the Brazilian Telecommunications Regulations brought dramatic changes in the marketplace for Brazilian telecommunications services as of 1999. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunications services, driven by increasing competition, implementation of new technology and regulatory oversight.

Fixed-Line Services

         We compete primarily on the basis of features, pricing and customer service. Currently, we are the leading local fixed-line telecommunication services provider in our region. Global Village Telecom is our sole competitor in providing local fixed-line telecommunications services in our region and began operating in November 2000. In the short-term, we could lose market share in the provision of local fixed-line telecommunications services as additional competitors are allowed to enter the fixed-line market in our region. Also, to date, Telesp, Telemar, Embratel and Intelig, among others, have been granted authorization by Anatel to provide local fixed-line telecommunications services in our region.

         Global Village Telecom, Intelig and Embratel are our competitors in providing intrastate and interstate long-distance telecommunication services in our region. The authorization awarded to Global Village Telecom, Intelig and Embratel are not subject to the same service quality and network expansion and modernization obligations that we are subject to under our concessions. In the short-term, we expect to lose market share in the provision of intraregional long-distance telecommunications services as additional competitors are allowed to enter the market. To date, Telesp, Albra Telecomunicações Ltda., which we refer to as Albra, Portale Rio Norte S.A., which we refer to as Portale Rio Norte, a subsidiary of Telecom Italia Mobile, which we refer to as TIM Brasil, Global Village Telecom and TNL PCS S.A. (Telemar's wireless provider), among others, have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region.

         Our fixed-line services are also subject to competition from wireless service providers. The competition from wireless service providers is increasing but it is still limited by the fact that tariffs for wireless calls are currently much higher than tariffs for calls on our fixed-line network. We also face competition from wireless service providers in the low end of the market through the offer of prepaid plans by such wireless providers.

         The certification of our, and other service providers' compliance with universalization and expansion targets, allows other service providers to operate in our region, and us to operate in their regions. We may now have to compete in our region against competitors from outside of our region that offer a more extensive array of fixed-line, mobile, local and/or long-distance telecommunications services throughout Brazil.

Wireless Services

         We have recently commenced offering our wireless services. Wireless services are equally competitive and we face competition in Region II from (i) a joint venture between Telefônica and Portugal Telecom (marketing under the brand name Vivo), (ii) Telmex, which competes against us in our region through América Móviles (marketing under the brand name Claro) and (iii) TIM. In addition, wireless services compete directly against local services.

Effects of Competition

         The deregulation that started in 2002 and includes our recent certification and authorization to provide additional services inside and outside our region is expected to increase competition in our businesses. Although we believe we have a unique infrastructure in Region II (having inherited the incumbent network upon privatization of Telebrás) and we have been developing strategies to effectively protect our business, we expect that the entry of additional competitors into the market for local, long distance and wireless services in Region II as well as significant industry consolidation may adversely affect our related revenues. We anticipate, however, that growth in the Brazilian market will generate higher revenues, especially now that we are able to offer long distance and data services on a nationwide basis and wireless services in our region. While we expect that local traffic per line will continue to decline as we expand our network to lower-income customers who, on average, make fewer calls, we expect that our expansion into new business areas will provide us with new growth opportunities.

         The impact of these competitive pressures will depend on a variety of factors that cannot currently be assessed at this time, some of which are beyond our control. Among such factors are the technical and financial resources available to our competitors, the business strategies and capabilities of our competitors, prevailing market conditions, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition and consolidation.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year ended December 31,					Six months ended June 30,

	1999	2000	2001	2002	2003	2004

Ratio of Earnings to Fixed Charges—Brazilian GAAP(1)	1.46	1.93	0.22	0.97	0.44	0.91

________________
(1)

To calculate the ratio of earnings to fixed charges, we calculate earnings by adding income (loss) before taxes and minority interests, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges represent the total of financial expenses, capitalized interest and the preferred stock guaranteed dividend.

______________________

         Our headquarters are located at SIA Sul, Área de Serviços Públicos, Lote D, Bloco B, Brasília, D.F., 71.215-000, Brazil and our telephone number is +(55 61) 415-1140.

THE EXCHANGE OFFER

Securities Offered	Brasil Telecom is offering up to $200,000,000 aggregate principal amount of its 9.375% Notes due 2014, which we refer to as the new notes, which have been registered under the Securities Act.

The Exchange Offer

Brasil Telecom is offering to issue the new notes in exchange for a like principal amount of your 9.375% Notes due 2014, which we refer to as the old notes. Brasil Telecom is offering to issue the new notes to satisfy its obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see "The Exchange Offer."

Tenders, Expiration Date, Withdrawal

The exchange offer will expire at 5:00 p.m. New York City time on November 30, 2004, 2004 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to November 30, 2004. If Brasil Telecom decides for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

U.S. Federal Income Tax Consequences

Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for Federal income tax purposes. See "Material Tax Considerations—Certain Tax Consequences of the Exchange Offer" on page 99 of this prospectus.

Use of Proceeds	Brasil Telecom will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent	The Bank of New York is the exchange agent for the exchange offer.

Failure Tender Your Old Notes

to If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require Brasil Telecom to register your old notes or to pay you additional interest.

         You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below.

         Based on interpretations by the SEC's staff in no-action letters issued to third parties, Brasil Telecom believes that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving securities for your own account, so long as:

  you are not one of Brasil Telecom's "affiliates," which is defined in Rule 405 of the Securities Act;

  you acquire the new notes in the ordinary course of your business;

  you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

  you are not engaged in, and do not intend to engage in, a distribution of the new notes.

If you are an affiliate of Brasil Telecom, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you should not rely on our interpretations of the position of the SEC's staff; and

  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker-dealer and receive new notes for your own account in the exchange offer:

  you must represent that you do not have any arrangement with Brasil Telecom, or any of their affiliates to distribute the new notes;

  you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from Brasil Telecom in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an "underwriter" within the meaning of the Securities Act; and

  you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

         For a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

THE NEW NOTES

         The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act, and accordingly are not subject to several restrictions on transfers applicable to the old notes. The following summary contains basic information about the new notes and the old notes, which we collectively refer to as the notes. It is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled "Description of the Notes."

Issuer	Brasil Telecom S.A.

New notes

U.S.$200,000,000 aggregate principal amount of 9.375% notes due February 18, 2014. The new notes and the old notes will be considered to be a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase. The new notes will be entitled to the benefits of the indenture, under which the old notes were issued.

Maturity date

February 18, 2014, unless extended for a period of up to eighteen calendar-months from the expected maturity date as a result of the existence on the expected maturity date of a Currency Inconvertibility Event (as defined in "The Insurer and the Insurance Policy"). See "Description of the Notes—Extension of the Expected Maturity Date."

Indenture

The new notes will be issued under the indenture between Brasil Telecom, as issuer, and The Bank of New York, as indenture trustee, registrar, paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent.

Interest payment dates	February 17 and August 17 of each year.

Interest

The notes will bear interest at the annual rate of 9.375%, payable semiannually in arrears on each interest payment date, subject to the applicable grace period. See "Description of the Notes—Payments of Principal and Interest" and "Description of the Notes—Events of Default."

Ranking

The notes constitute our general unsecured and unsubordinated obligations which will at all times rank pari passu among themselves and with all our other unsecured obligations that are not by their terms expressly subordinated in right of payment to the notes. As of December 31, 2003, R$1,995.5 million of our consolidated debt was secured and R$2,640.4 million of our consolidated debt was unsecured.

Listing

The old notes are listed on the Luxembourg Stock Exchange in accordance with its rules. Brasil Telecom will apply to list the new notes on the Luxembourg Stock Exchange in accordance with its rules. In March 2003, the European Commission published a proposal for a Directive of the European Parliament and of the Council on the harmonization of transparency requirements with regard to information about issuers whose securities are admitted to trading on a regulated market in the European Union ((2003/0045(COD)) (the "Transparency Directive"). If the

Transparency Directive enters into force in a form which would require us to publish financial information either more regularly than we otherwise would be required to, or according to accounting principles which are materially different from the accounting principles which we would otherwise use to prepare our published financial information under the rules of the U.S. Securities Exchange Commission, we may seek an alternative admission to listing, trading and/or quotation for the notes by another listing authority, stock exchange and/or quotation system outside the European Union, including, but not limited to, the New York Stock Exchange, Inc.

The Required Amount

The indenture trustee will have access to certain reserves for the benefit of the noteholders in an amount (the "Required Amount") equal, on the closing date, to U.S.$13,011,445.31, which amount shall be equal to the sum of (i) six months of interest on the notes at the initial note rate; (ii) prior to us satisfying our obligations under the registration rights agreement, an amount equal to eighteen months interest on the notes at the additional 0.5% payable as described under "Exchange Offer; Registration Rights"; (iii) 90 days of interest (calculated at the initial note rate) on the amount of interest payable under the notes on a single interest payment date (calculated, until we satisfy our obligations under the registration rights agreement, at a rate equal to the sum of the initial note rate plus 0.5% per annum); (iv) an amount representing indenture trustee fees (but not costs and expenses) due and payable by us to the indenture trustee during any eighteen month period; (v) an amount representing insurance trustee fees (but not costs and expenses) due and payable by us to the insurance trustee during any eighteen-month period; (vi) an amount equal to 10% of an amount equal to twelve months of interest on the notes at the initial note rate (which amount, when added to amounts payable under the insurance policy, will equal 100% of interest on the notes at the initial note rate for the twelve months of interest covered under the insurance policy) and (vii) any additional amounts as may be required as a result of the involuntary cancellation or termination of the insurance policy. This Required Amount will be maintained in specified qualifying instruments ("Qualifying Instruments") in the form of (i) one or more irrevocable standby letters of credit issued in the name of the indenture trustee on behalf of the noteholders by financial institutions meeting specified criteria; (ii) cash deposited in a reserve account established and maintained by the indenture trustee on behalf of the noteholders; or (iii) any combination thereof. The indenture trustee shall be entitled to draw on any Qualifying Instrument in the event of the occurrence and continuation of a Currency Inconvertibility Event. The indenture trustee shall also be entitled to draw on one or more letters of credit (i) in the event that the financial institution issuing any such letter of credit has its rating downgraded by Moody's below "Prime-1" or "A+" by Fitch (if rated by Fitch); or (ii) if the financial institution which issued any such letter of credit has notified the indenture trustee that it will not renew or replace such letter of credit and we have not presented the indenture trustee with a replacement letter of credit. Brasil Telecom has arranged for a letter of credit issued by Credit Suisse First Boston, acting through its Cayman Islands Branch in respect of the Required Amount.

All funds paid by a letter of credit as a result of a drawing thereunder shall be initially deposited in the reserve account for application in accordance with the terms of the indenture.

The amounts available in Qualifying Instruments may also be increased or reduced under certain limited circumstances. See "Description of the Notes—Additional Support—The Required Amount."

The insurance

The noteholders will have the benefit of a political risk insurance policy provided by the Overseas Private Investment Corporation or OPIC, an agency of the United States Government, which will be backed by the full faith and credit of the United States. In order to give effect to the political risk insurance provided by OPIC, or the insurance policy, and satisfy applicable legal requirement to which OPIC is subject, the insurance or the insurance policy is issued to a newly created trust established by us under New York law and The Bank of New York, as insurance trustee, for the benefit of the noteholders in their capacity as beneficiaries of the insurance trust. The insurance trustee will hold the insurance as credit support for the notes to the extent of the coverage set forth in the insurance. The insurance will cover the inability of Brasil Telecom or the insurance trustee to convert reais into U.S. dollars, and/or transfer from Brazil to the United States, U.S. dollars, in satisfaction of amounts to be paid by us under the indenture or the notes, as the case may be. OPIC's obligation to pay claims under the insurance is limited to 90% of an amount equal to twelve months of interest on the notes at the initial note rate and is subject to certain conditions, limitations and exclusions that may affect the ability of the noteholders to receive payments on the notes, including eligibility standards with respect to each noteholder and the expiration of a waiting period of approximately 180 calendar days. This amount of insurance, together with an amount equal to 10% of twelve months of interest on the notes at the initial note rate available under a letter of credit, will provide for payment to the noteholders of twelve months of interest on the notes at the initial note rate upon the occurrence of a Currency Inconvertibility Event and shall be in addition to the six months of interest covered under a letter of credit or in the reserve account in Qualifying Instruments.

To facilitate issuance of the insurance (and in order to comply with certain legal requirements applicable to the insurer), the insurance is issued to the insurance trust and the noteholders are deemed to have assigned to the insurance trust the right to the two interest periods, or twelve months, of interest that are insured by the insurer under the insurance policy. In addition, consistent with the foregoing, the noteholders are deemed to have agreed to certain restrictions on transfer of the notes and certain eligibility standards as a condition to payment by OPIC of amounts under the insurance policy. See "Description of the Insurer and the Insurance".

In certain circumstances related to the credit rating of the notes, we may direct the insurance trustee to cancel the insurance after the third anniversary of the closing date. In the case of an involuntary cancellation or withdrawal of the insurance, an event of default will occur unless we arrange for an increase in the amount of Qualifying

Instruments, which increase in shall be equal to the aggregate amount available under the insurance immediately prior to its cancellation. See "Description of the Insurer and the Insurance Policy—Insurance Trust", "Description of the Insurer and the Insurance Policy—Description of the Insurance Policy" and "Description of the Notes—Additional Support—The Required Amount."

Early redemption at the option of Brasil Telecom

The notes will be redeemable by us or an affiliate, in whole but not in part, at any time on or after February 17, 2009 at the applicable redemption prices specified in "Description of the Notes—Redemption—Early Redemption at the Option of Brasil Telecom." In addition, the notes will be redeemable in whole, but not in part, at their principal amount, plus accrued and unpaid interest, if any, to the date of redemption, at our option at any time in the event of certain changes affecting taxation.

Covenants	The terms of the indenture require us, among other things, to:

  pay all amounts owed by us under the indenture and the notes when such amounts are due;

  perform all obligations specified under the transaction documents;

  comply with all applicable laws;

  maintain our properties and corporate existence;

  maintain all necessary government approvals;

  comply with applicable laws and pay all taxes;

  maintain an office or agency in New York for the purpose of service of process;

  give notice to the indenture trustee of any default or event of default under the indenture and certain currency exchange control events;

  when Incurring additional Indebtedness (in each case, as defined below), observe certain interest coverage and leverage ratios;

  prevent its subsidiaries from being subject to any restrictions on the payment of dividends; and

  take actions to maintain the rights of the indenture trustee, the insurance trustee and/or the noteholders under the relevant transaction documents.

In addition, the terms of the indenture restricts our ability and the ability of our subsidiaries, among other things, to:

  undertake certain mergers, consolidations or similar transactions;

  create certain liens on our assets; and

  undertake certain sale and lease-back transactions. These covenants are subject to a number of important qualifications and exceptions. See "Description of the Notes—Certain Covenants."

Events of default	The notes and the indenture contain certain events of default, consisting of, among others, the following:

  failure to pay principal when due;

  failure to pay interest and other amounts (i) within 30 calendar days of the due date therefor in the case of payments made in respect of any interest payment dates occurring prior to the expected maturity date, and (ii) when due, in the case of any interest payment date occurring on or after the expected maturity date;

  breach by us of any covenant or agreement in the indenture or any of the other relevant transaction documents;

  acceleration of our Indebtedness or of any of our material subsidiaries or a failure to pay amounts due in respect of Indebtedness when due that, in aggregate, equals or exceeds U.S.$50 million;

  certain judgments against us, or any of our material subsidiaries that equals or exceeds U.S.$50 million;

  certain events of bankruptcy, liquidation or insolvency of Brasil Telecom or any of our material subsidiaries;

  certain events relating to the unenforceability of any of the relevant transaction documents against us or the insurer;

  expropriation of all or substantially all of our or any of our material subsidiaries' assets;

  the failure to maintain Qualifying Instruments in an aggregate amount equal to the Required Amount; and

  the cancellation of the insurance policy (other than as allowed under the indenture), the unenforceability of the insurance policy or the failure of the insurer to make a payment thereunder.

Withholding taxes additional amounts

Any and all payments in respect of the notes will be made free and clear of, and without withholding or deduction for, any Taxes or other governmental charges of any nature imposed by Brazil, Japan (to the extent that any paying agent is organized in Japan),

Luxembourg or by the jurisdictions in which any paying agents appointed by us are organized or the location where payment is made, or any political subdivision or taxing authority or agency therefor therein, unless such withholding or deduction is required by law, in which case we shall pay such additional amounts necessary to ensure that the noteholders receive the same amount as the noteholders would have received without such withholding or deduction, subject to certain exceptions. In certain circumstances during the occurrence of a Currency Inconvertibility Event, the payment of additional amounts owed by us to noteholders will be deferred. See "Description of the Notes—Additional Amounts."

Governing law

The indenture, the notes, the insurance and related documents, the registration rights agreement and other transaction documents are governed by, and construed in accordance with, the laws of the State of New York.

Form and denomination	The form and denomination of the new notes will be the same as the form and denomination of the notes for which they are exchanged.

Clearance and settlement

The notes will be issued in book-entry form through the facilities of DTC for the accounts of its participants, including Euroclear Bank S.A./N.V. as the operator of the Euroclear System ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream"), and will trade in DTC's Same-Day Funds Settlement System. Beneficial interests in notes held in book-entry form will not be entitled to receive physical delivery of certificated notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see "Description of the Notes."

TIMETABLE FOR THE OFFERING

Commencement of the exchange offer	November 1, 2004

Expiration of the exchange offer	November 30, 2004

Brasil Telecom may, at its sole discretion, extend the period of time for which the exchange offer is open.

RISK FACTORS

         You should carefully consider the risks described below, as well as the other information contained in this prospectus and the information presented in Brasil Telecom's 2003 Form 20-F, before making a decision to tender your old notes in exchange for new notes. In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in Brasil Telecom. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. We have included information in these risk factors concerning Brazil to the extent that information is publicly available to us.

         For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an "adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of our operations or prospects, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Relating to Transfer Restrictions on the Old Notes

If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions.

         If you do not exchange your old notes for new notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes. Brasil Telecom does not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes would be adversely affected. See "The Exchange Offer."

Risks Relating to Our Company

Regulatory developments could affect our services, including placing restrictions on the rates we charge for our services, which could adversely impact our business.

         We operate under concessions and authorizations from the Brazilian Government that allow us to provide local fixed-line and long-distance telecommunications services within Brazil, and require us to comply with certain obligations related to rates, quality of service, network expansion and modernization, and interconnection of our network. Our failure to comply with the terms of the concessions and authorizations may result in the imposition of fines or other government actions, including the termination of our concessions and authorizations. Any partial or total revocation of our concessions or authorizations would have an adverse effect on our business.

         Our business, including the services that we provide and the rates that we charge, is subject to comprehensive regulation under Brazilian law. Brazil's telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. Our ability to retain our concessions and authorizations is a precondition to our success, but in light of the regulatory framework, we cannot assure you that Anatel will not modify the terms of our concessions or authorizations in an adverse manner.

         Under Brazilian law, public regime companies, like us, must have the rates that they charge for products and services approved by Anatel. On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts, effective from January 1, 2006 until 2025. The Form of New Concession Contract provides for changes in the way in which rates are set, for example under the current proposals, the General Price Index - Internal Availability, (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI), will no longer be used to determine the annual inflation-based adjustments to rates. Private regime companies that compete with us, like Global Village Telecom, or Intelig, do not require Anatel approval when setting their rates and may unilaterally determine the prices that they charge for their services. As a result, adverse changes in Brazilian telecommunications regulations and non-approval or even delays in the approval of rate changes by Anatel, could adversely impact our operations and competitive position.

         On May 12, 2004, the Consumer Defense Committee of the House of Representatives approved a bill of law proposing the termination of the monthly subscription fees charged by the Brazilian telephone concessionaires, including Brasil Telecom, for fixed line services. The bill is still subject to the approval of other Committees within the House of Representatives, the House of Representatives itself, the Senate and the President's signature. We cannot predict the impact that this bill, if approved, would have on our operations and rate structure and accordingly, cannot assure you that our operations and competitive position will not be adversely impacted by this bill.

We may need additional third party financing which may not be available in the future or on terms acceptable to us.

         In addition to amounts we have already borrowed in 2004, we may require additional third party financing for potential strategic acquisitions and to commence new operations. During 2003, our net debt decreased from approximately R$3,659.0 million at December 31, 2002 to approximately R$3,170.0 million at December 31, 2003. During 2004, approximately R$1,840.0 million of our debt will mature and we may decide to refinance other existing debt in order to reduce costs or extend debt maturities. We do not anticipate being able to finance all of our funding requirements from cash flow from operations and will need to rely on third party financing in the future. We cannot assure you that such third party financing will be available on terms acceptable to us or at all.

Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with your interests as a noteholder.

         We are controlled by Brasil Telecom Participações S.A., which is in turn controlled by Solpart, the capital of which is held by Timepart, Techold and TII. The shareholders of Solpart entered into a shareholders agreement dated July 19, 1998 and last amended as of August 27, 2002, which we refer to as the Solpart Agreement. As our controlling shareholder Solpart has the power to modify our business plan, modify our dividend plan and sell our material assets, among others. At December 31, 2003, to the best of our knowledge, Timepart and Techold hold 20.9% and 47.5% respectively of the voting capital of Solpart. We cannot assure you that any of the Solpart' shareholders will not take any actions that are inconsistent with your interests.

         TII is a company controlled by Telecom Italia S.p.A., which we refer to as Telecom Italia. Telecom Italia prevented us from entering in the first auction of personal communication service, or PCS, licenses that took place on 2001 and acquired for itself, through various subsidiaries now consolidated into TIM Celular S.A., or TIM, licenses to deploy PCS in the whole country, including Region II, where we provide fixed-line services. As a matter of Brazilian law, TII and we were deemed to be affiliates and therefore TIM could not initiate to exploit the PCS authorizations before January 1, 2004 unless either Telecom Italia ceased to be affiliated with us or we anticipated our 2003 universalization targets. In order to allow TIM to explore immediately its PCS licenses TII, Techold and Timepart agreed to amend the Solpart Agreement on August 27, 2002 by means of which TII had certain rights suspended subject to subsequent restoration upon the fulfillment of certain conditions and a certain number of common shares in the Solpart were sold by TII to Techold and Timepart so as to reduce TII's indirect ownership in Solpart and consequently in us to below the affiliate level, subject to corresponding "call" and "put" rights. Since TII's departure from our control group, the following events have occurred (i) TIM acquired authorizations to render national and international long-distance telecommunications services, in the full knowledge that we already had since 1998 an option to provide such services aiming at transforming ourselves from a regional to a national and international carrier; (ii) we, through a wholly owned subsidiary, 14 Brasil Telecom Celular S.A., acquired authorization to render PCS in Region II; and (iii) we exercised our pre-existing right aiming at providing the long distance national and international services. Therefore we and Telecom Italia now have overlapping rights to provide PCS (in Region II) and long distance national and international services (Regions I, II and III). Article 68 of the General Telecommunication Law prevents the exploitation by the same juridical person, whether directly or indirectly, of the same services in the same Region. Notwithstanding, TII is now requesting to repurchase its voting stock and return to our control group which is against our best interests as we and TIM would then be considered affiliates and therefore prevented from offering the same services in the same regions.

Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

         We are controlled by Brasil Telecom Participações S.A., which is in turn controlled by Solpart. Shareholders of Solpart have entered into the Solpart Agreement. There have been disputes among the shareholders of Solpart including in respect to the ownership structure of Solpart and further disputes may arise again in the future. Such disputes may arise between and among members of our control group with respect to the interpretation, application, performance and exercise of rights under the Solpart Agreement. Any such disputes could consume significant management time and resources which could have a material adverse effect on our financial condition and results of operations.

         Currently, TII is involved in a dispute with Techold and Timepart relating to TII's attempt to return to our control group. As discussed above, TII is attempting to return to our control group. On December 19, 2003, Techold and Timepart submitted to the ICC a request for arbitration to resolve the dispute for Solpart's control aiming at avoiding that TII exercise control for the benefit of Telecom Italia in an attempt to prevent us, in our own and in the public interest, from reaching our full potential as a national and international provider of telecommunications services. On January 16, 2004 Anatel consented that during an 18 month period TII may return to our control group so long as TII does not participate or vote in any matters related to the overlapping services. After the 18 month period if we and Telecom Italia do not reach an agreement Anatel reserved the right to impose sanctions. In January 2004, TII notified us of its intention to regain its voting stock in Solpart and to restore the suspended control rights in Solpart as a result of our attainment of the universalization targets. TII filed lawsuits against Solpart, Timepart, Techold and us to force its return to our control group. To date, TII's requests have not been adjudicated. In the meantime, the Brazilian Association of Investors of Capital Markets, or ANIMEC, filed an injunction before Brazil's Antitrust Authority (Conselho Administrativo de Defesa Econômica, or CADE), to prevent TII from returning to the control group. On March 17, 2004, the injunction was granted by unanimous decision and TII appealed from CADE's decision. On June 30, 2004, CADE authorized TII to return to our control group in accordance with the following terms: (i) TII is authorized to appoint members to our board of directors, however, such members shall be prevented from voting on matters relating to our wireless services and our fixed-line national and international long distance services as well as participating in meetings where such matters have been referred to our board of directors for approval, and (ii) TII is prevented from appointing any member to our senior management and to the senior management of Solpart, Brasil Telecom Participações and BT Celular.

We depend on sophisticated information and processing systems to operate our company, the failure of which could affect our financial condition and results of operations.

         Sophisticated information and processing systems are vital to our growth and our ability to monitor our costs, bill customers, detect fraud, provide customer service, achieve operating efficiencies and meet our service targets, particularly in light of the increasing competition in our region. We routinely evaluate, upgrade and modernize our systems as needed. Our billing and information systems are continuously being upgraded and modernized by both in-house technicians and outside service providers. However, the failure of these technicians and service providers to successfully integrate and upgrade our systems as necessary or the failure in the future of any of those systems to operate properly, could have a material adverse effect on our financial condition and results of operations.

We may be liable for labor liabilities, including those related to the companies that we merged with, which could have an adverse effect on our results of operations.

         As of December 31, 2003, we were involved in approximately 18,578 labor proceedings, which include pre-existing labor proceedings of the companies we merged with. As of December 31, 2003, contingent liabilities for labor proceedings in which the risk of loss was considered "probable" amounted to approximately R$424.0 million and contingent liabilities for which the risk was considered "possible" amounted to approximately R$625.1 million. The estimated total amount involved in these proceedings is approximately R$1,177.0 million. In particular, we acquired CRT, the leading fixed-line services provider in the state of Rio Grande do Sul in 2000 and, as a result of such acquisition, we inherited a number of labor proceedings, as well as other tax and civil proceedings. As a result of recent court decisions, we now regard a portion of our loss relating to these proceedings as "probable" and accordingly, in 2003, we provisioned R$281.5 million of contingent liabilities with respect to such proceedings.

         Contingencies classified as having a probable risk of loss are recorded under liabilities. Under Brazilian labor law, a change of control, corporate structure or ownership does not affect the enforceability of pre-existing employment contracts of an entity. Brazilian labor courts have taken the position that any entity that acquires the control of a manufacturing or commercial establishment becomes liable for the labor liabilities of its target even when such liabilities originated prior to the date of the acquisition. Although we believe that we have no other material pre-existing labor liabilities, there can be no assurance that additional material labor proceedings for actions undertaken by the companies we merged with prior to our merger with them, or any other labor liabilities, will not be brought in the future, or if they are, that an adverse judgment regarding the same would not have a material adverse effect on our results of operations or financial condition.

We may be held liable for engaging in certain activities without an environmental license, which may subject us to fines of up to R$10.0 million, total or partial suspension of activities in certain states, and/or civil and criminal sanctions. This could have an adverse effect on our results of operations.

         In Brazil, environmental licensing is regulated mainly by Resolution No. 237 of 1997 enacted by the Environmental National Council (Conselho Nacional do Meio Ambiente, or CONAMA). This resolution lists the activities that require environmental licensing and provides that any activity that has the potential to cause a significant impact on the environment must be licensed.

         In Brazil, the federal, state and local levels of government have concurrent jurisdiction to independently determine whether an activity has the potential to cause a significant impact on the environment, and to require and grant environmental permits for that activity. As part of our normal operations, we install and maintain ducts, wires, cables and towers for transmission antennae in the states in our region. The installation and maintenance of ducts, wires, cables and towers for transmission antennae are not listed in the CONAMA Resolution No. 237 of 1997 as activities that require compulsory licensing. However, there is no guarantee that a jurisdiction will not view this installation and maintenance as activities with the potential to cause a significant impact on the environment, and thereby require an environmental permit to conduct such an activity. In any jurisdiction, to the extent that we are required to obtain an environmental permit and have not obtained such a permit, we may be subject to fines of up to R$10.0 million, total or partial suspension of activities, and/or civil and criminal sanctions. Although we have never been charged with having conducted our installation and maintenance activities without a proper environmental permit, there can be no assurances that some state or local authority will not retroactively determine that we have failed to obtain the appropriate state or local environmental permit, as the case may be, prior to conducting such activities. This could have a material adverse effect on our results of operations.

It may be difficult to effect service of process upon, or to enforce foreign judgements upon us, our directors and our officers.

         We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers are located in Brazil. As a result, it may be difficult for you to effect service of process within the United States or other jurisdictions outside of Brazil upon our company or such persons, or to enforce against them judgments of courts in the United States, predicated upon the civil liability provisions of the federal securities or other laws of the United States.

Risks Relating to the Brazilian Telecommunications Industry

We face increasing competition in the Brazilian telecommunications industry. This may have a material adverse effect on our market share, margins, results of operations and financial condition.

         The telecommunications industry in Brazil is becoming increasingly competitive. Our public regime fixed-line concessions are not exclusive and Anatel could grant additional private-regime authorizations in our region. For example, in local fixed-line telecommunications services in our region, we currently face competition from Global

         Village Telecom. To date, Telecomunicações de São Paulo S.A., which we refer to as Telesp, Telemar, Embratel and Intelig, have been granted authorizations by Anatel to provide local fixed-line telecommunications services in our region. In intraregional long distance services in our region we currently face competition from Global Village Telecom, Intelig and Embratel. To date, Albra., Portale Rio Norte and Global Village Telecom have been granted authorizations by Anatel to provide intraregional long distance services in our region.

         In addition, the Brazilian telecommunications industry is consolidating which results in larger competitors. The controlling interest in Embratel has been purchased by Telefonos de Mexico S.A. de C.V., which we refer to as Telmex, subject to certain conditions precedent. Embratel also provides local and broadband services in Region I and III through its subsidiaries Vésper S.A. and Vésper São Paulo S.A., to which we collectively refer as Vesper. Telmex has also acquired the assets of AT&T do Brasil, now Telmex do Brasil Ltda., which we refer to as Telmex do Brasil and owns the mobile operator Claro, through its subsidiary América Móviles. Telesp is majority owned and controlled by Telefônica. Telesp has been granted authorization to operate in our local fixed line and long distance markets. We also compete with Telesp in the data services market outside of our region and in the wireless market against "Vivo", Telefônica's joint venture with Portugal Telecom S.A., which we refer to as Portugal Telecom, in our region.

         Our ability to compete successfully will depend on the success of our marketing, financial and other resources (including our access to capital) in comparison to our competitors and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, changes in regulation, demographic trends, economic conditions, discount pricing strategies by competitors as well as further industry consolidation. Currently, we compete primarily on the basis of features, pricing and customer service. However, we cannot predict exactly which factors in the future will be important in maintaining our competitive position, such as the increasing need to offer promotions, discounts and other marketing initiatives, or what expenditures will be required to develop and provide the necessary technologies, products and services to remain competitive. This may adversely affect our market share and our margins.

         In addition, we may also face increased competition due to unbundling regulations. On May 13, 2004, Anatel issued Order (Despacho) no. 172, which establishes rules for partial and full unbundling of local telephone networks and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for partial unbundling to R$15.42 per line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This legislation is expected to increase competition in the local fixed line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. These regulations are recent and we cannot guarantee whether we can compete effectively in this environment.

         The expected increases in consolidation of telecommunications operators in Brazil and the increase in competition in our region due to unbundling or otherwise, may have a material adverse effect on our market share, margins, results of operations and financial condition.

The telecommunications industry may not continue to grow or may grow at a slower rate.

         We derive most of our revenue from our fixed-line telecommunications services and have recently commenced offering wireless services. As a result, we depend on the continuing development and growth of the market for telecommunications services in Brazil. Our ability to increase our business depends partially on continuing economic development in Brazil. Any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for our fixed-line or other services may harm our business and revenues. To remain competitive we must also diversify our services and there can be no assurance that we will be successful in doing so.

We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection agreements.

         In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other's network are currently regulated by Anatel. However, interconnection rates for wireless operators will be freely negotiated upon specific regulation which we expect to be issued by Anatel by the end of 2004. If we are not able to negotiate favorable interconnection agreements in the future, subject to potential intervention by Anatel under its legal power to establish the terms of agreements between telecommunications companies that cannot agree on interconnection rates and terms, our operating and financial results may be adversely affected.

The failure to develop and implement the technology necessary to quantify and combat fraud on our network could adversely affect our results of operations.

         The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. We have not yet been able to fully implement our "on-line" fraud management system or to implement a fraud detection system related to billing.

         In addition, we rely on other long-distance carriers for interconnection, some of whom do not have anti-fraud technology in their network. Although we have implemented certain controls, these procedures are still below the level of accuracy and effectiveness desired and expected for fraud control. Should we not be able to develop and implement the technology necessary to quantify and combat fraud on our network, our results of operations could be adversely affected.

The failure of other operators to effect bill collection may have an adverse effect on our long-distance services revenues generated through other providers, on our provision for doubtful accounts, and on the productivity ratio of our call centers.

         Anatel Resolution 343, dated July 17, 2003, requires all telecommunications services providers to provide billing and collection services to other telecommunications services providers with whom they have line or access sharing agreements. As part of our entrance into new long-distance services markets, we entered into agreements with several mobile telephone operators and fixed-line operators to include our long-distance services in their telephone bills and provide collection and collection-related services to us and vice-versa. If other operators experience difficulties with bill collection or collection-related activities, our long-distance services revenues generated from the lines or accesses of other telecommunications operators, our provision for doubtful accounts, and the productivity ratio of our call centers may be adversely affected.

The failure to develop and implement the technology necessary to extract, analyze, monitor and take actions upon revenue leakage present in our revenue stream could adversely affect our results of operations in a competitive environment.

         Revenue leakage occurs at different stages of the billing process, from ordering the new service to the provider making network switch changes and establishing accurate billing records reflecting the change. Service providers may lose a significant portion of their annual services revenue due to services that were never billed. We continue to face challenges in finding and preventing revenue leakage, including the gathering of data from multiple sources within our complex network/IT platforms and the reconciliation of such data in order to identify the root cause(s) of leakage. This identification, prevention, and correction process typically involves multiple operational functions throughout the organization. If we are not able to develop and implement the technology necessary to detect, quantify, and prevent revenue leakage in our network, our results of operations could be adversely affected.

Developments in the global telecommunications industry and technology are difficult to predict and a failure by us to respond to such developments may have a further material adverse effect on our financial condition and results of operations.

         All companies in the global telecommunications industry must adapt to rapid and significant changes in technology that are often difficult to anticipate. While we have been upgrading our network with technologically advanced fiber optic cable with a microwave overlay, we cannot assure you that our network will not be challenged by competition from new or improved technologies in the future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-offs of obsolete technology. This would have a material adverse effect on our financial condition and results of operations.

In the event of a natural disaster, war, significant public disturbance or for economic reasons, the Brazilian government could temporarily seize or permanently expropriate our assets, which could have a material adverse effect on our financial condition and results of operations.

         The Brazilian government has the authority to temporarily seize all assets related to telecommunications concession in the event of natural disaster, war, significant public disturbance, threats to internal peace or for economic reasons, and for other reasons related to national security. In addition, the Brazilian government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Brazilian law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, in the event of a temporary seizure or expropriation of any of our assets we cannot assure you that the actual compensation paid would be adequate or that such payment would be timely. This would have a material adverse effect on our financial condition and results of operations.

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of our notes.

         Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. In 2003 the real appreciated in value by 22.3% in relation to the U.S. dollar, from 3.5333 reais per U.S. dollar at December 31, 2002 to 2.8892 reais per U.S. dollar at December 31, 2003. In 2003, the Central Bank raised Brazil's base interest rate by a total of 10.0 percentage points in an effort to stabilize the currency and decrease inflationary pressures. In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil's economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

         Our operations, financial condition and the market price of our notes may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;

  base interest rate fluctuations;

  inflation; and

  other political, diplomatic, social and economic developments within and outside Brazil that affect the country.

         On January 1, 2003, Luiz Inácio Lula da Silva, from the Labor Party, took office as the new President of Brazil. Until now, the economic policies of former President Cardoso have been continued by the current administration of the Brazilian government. Although the new government has not departed significantly from previous policies, and the Real appreciated 22.3% against the U.S. dollar during 2003, concerns remain about the policies of the future of the Brazilian government. While the current administration's policies have to date not been adverse to the telecommunications industry, the uncertainty over what policies the current Brazilian government may propose or adopt in the future may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets and thus have an impact on our business.

If Brazil experiences substantial inflation in the future, it may have an adverse effect on our revenues and the market price of the notes.

         Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489.1% in 1993 (according to the Brazilian National Consumer Price Index , or Índice Nacional de Preços ao Consumidor, published by the IBGE). Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future our costs may increase, and our gross profit may be affected to the extent that our rate increases and our net operating revenues do not keep up with the rate of inflation.

         Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy and thus reduce our revenues.

Adverse changes in Brazilian economic conditions could cause an increase in bad debt provisions for doubtful accounts, which could materially reduce our earnings.

         Our business is affected by customers' ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in domestic interest rates.

         A greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Losses from accounts receivable reached R$298.0 million in 2003, against R$263.5 million in 2002, almost flat in percentage of gross revenues terms. However, should economic conditions worsen in Brazil and bad debts increase, this could materially reduce our earnings and have a material adverse effect on us.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies and a reduction in our revenues.

         The Central Bank has periodically devalued the Brazilian currency during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate fell from R$1.9554 per U.S. dollar at December 31, 2000 to R$3.5333 at December 31, 2002. In 2003, the real has strengthened against the U.S. dollar. At December 31, 2003 the real/U.S. dollar exchange rate was R$2.8892 per U.S. dollar.

         A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant reduction in our revenues, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations.

The ongoing tax reform in Brazil may increase our tax burden

          On December 19, 2003, the Brazilian congress enacted a constitutional amendment aimed at a broad tax reform, which became effective on January 1, 2004. The amendment is mainly designed to simplify the complex Brazilian fiscal system and reduce tax evasion and the public deficit. Other proposed changes to the Brazilian tax legislation are still pending approval and voting of such changes in Congress is expected to take place in 2004.

          The effects of changes already approved and many other changes that could be enacted under the tax reform cannot be quantified at this moment. These changes may adversely impact our results of operations, increase our costs, limit our profitability or heighten our tax burden.

The proposed changes in Brazilian labor law may affect labor relations.

          In April 2003, the Lower House reopened the discussions regarding the changes in the Brazilian Labor Law (Consolidação das Leis do Trabalho, or CLT). According to the system currently in force, labor relations are strongly regulated. Although still protecting fundamental labor rights, the committee in charge of the preparation of a new bill has proposed to include more flexibility in the rules regulating labor relations in Brazil, allowing for employers and employees to more freely negotiate certain aspects of their employment relations. A revision of union relations in Brazil may also be discussed. It is not clear whether the proposed changes, if approved by the Congress, would be well accepted by employees of Brazilian companies, including us, and their respective unions. These changes, if implemented, may adversely impact our business in the future.

Controls and restrictions on foreign currency remittance could impede our ability to make payments under the notes

          Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. For example, for approximately six months in 1989 and early 1990 the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian government directives. Similar measures could be taken by the Brazilian government in the future.

          As a result, the Brazilian government may in the future (i) restrict companies such as Brasil Telecom from converting reais and paying amounts denominated in foreign currencies (such as the notes) or (ii) require that any such payments be made in reais. The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund, and other factors. We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on payments of external debt. A restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollars obligations and also could have a material adverse impact on our business, financial condition and results of operations.

Risks Relating to the Notes

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the notes at the price and time you desire.

          Investing in securities in emerging markets, such as Brazil, involves greater risk than investing in securities of issuers from more developed countries and such investments are generally considered speculative in nature.

          Brazilian investments, such as investments in our securities, are subject to economic and political risks, involving, among others:

  changes in the regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and
  restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as these markets. The relatively small market capitalization and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the notes at the price and time you desire.

Developments in other countries may affect the market price of Brazilian securities.

          The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging market countries. Since the end of 1997, and in particular during 2001 and 2002, the international financial markets have experienced significant volatility as a result of economic problems in various emerging market countries, including the recent economic crisis in Argentina. Venezuela, Uruguay and Paraguay have also experienced a significant economic downturn. Investors subsequently have had a heightened risk perception for investments in such markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including Brasil Telecom, or that prevailing interest rates in these markets will be advantageous to us and our ability to obtain additional financing on acceptable terms or at all. As a consequence, the market value of our securities may be adversely affected by these or other events outside of Brazil.

Changes in Brazilian tax laws may have an impact on the taxes applicable to the disposition of the notes.

          According to Law 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents of Brazil or Brazilian residents and whether made within or outside Brazil is subject to taxation in Brazil. Although we believe that the notes do not fall within the definition of assets located in Brazil for the purposes of Law 10,833, considering the general and unclear scope of Law 10,833 and the absence of judicial guidance in respect thereof, we are unable to predict how the scope of Law 10,833 would be interpreted in the courts of Brazil.

We may not be able to make payments in U.S. dollars.

          In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves. The Brazilian government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally and U.S. dollars in particular. The Brazilian government may institute a restrictive exchange control policy in the future. A restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and also could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

The expected maturity of the notes may be extended.

          Under the terms of the notes and the indenture, if, on the expected maturity date for the notes, the insurance policy is in effect or certain funds are available in Qualifying Instruments and a Currency Inconvertibility Event has occurred and is continuing, the date for the repayment of the notes will automatically be extended until the earlier to occur of (i) eighteen calendar months from the expected maturity date; (ii) the latest date for which funds are available in the reserve account or under the letter of credit and under the insurance policy to pay interest on the notes; or (iii) the thirtieth day after any such Currency Inconvertibility Event has ended. Accordingly, you should not rely, in making your investment decision, on receiving repayment in full of the notes on the initial expected maturity date. See "Description of the Notes—Extension of the Expected Maturity Date."

          Any such extension of the expected maturity date could, depending on changes in our financial condition between the initial expected maturity date and the extended maturity date, ultimately affect the ability of the noteholders to receive all amounts due to them under the notes and the indenture.

Judgments of Brazilian courts enforcing our obligations under the notes or the indenture would be payable only in reais.

          If proceedings were brought in Brazil seeking to enforce our obligations under the notes or the indenture, we would not be required to discharge our obligations in a currency other than reais. Under the Brazilian exchange control limitations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil, may only be satisfied in reais at the rate of exchange, as determined by the Central Bank, in effect on the date of payment. Accordingly, in case a declaration of bankruptcy is made against us, all credits denominated in foreign currencies shall be converted into reais at the prevailing rate on the date of such declaration. Special authorization by the Central Bank shall be required for the conversion of such reais-denominated amounts into U.S. dollars and for its remittance abroad.

A portion of our existing debt obligations are secured, which may limit your ability to recover amounts due under the notes in the event of our bankruptcy.

          As of December 31, 2003, R$1,995.5 million of our consolidated indebtedness was secured and R$2,640.4 million of our consolidated indebtedness was unsecured. In the event that we are the subject of liquidation, dissolution or other winding up prior to or on the maturity date of the notes, whether voluntary or involuntary and whether or not involving insolvency, receivership or bankruptcy or otherwise subject to claims of creditors, noteholders will not have the benefit of a security interest in the reserve account to establish noteholders' priority over our other secured creditors and noteholders' claims for any payments under the notes from the reserve account will rank pari passu as to right of payment with the holders of all of our other unsecured creditors. Our secured creditors will have priority over you as to the proceeds of any amounts refunded to us by the insurer or otherwise available to us from the insurer or either of the trustees.

You may be unable to attach certain of our assets to secure a judgment.

          Brazilian courts will not enforce any attachment with respect to property located in Brazil and determined by the court to be dedicated to the provision of essential public services and subject to reversion in favor of the Brazilian federal government. A substantial portion of our assets is considered to be dedicated to the provision of an essential public service. If a Brazilian court makes such a determination with respect to certain of our assets, those assets would not be subject to attachment, execution or other legal process and our creditors may not be able to realize a judgment against those assets.

The absence of a public market for the notes may affect the ability of noteholders to sell the notes in the future and may affect the price they would receive if such sale were to occur

          The old notes are listed, and application will be made to list the new notes, on the Luxembourg Stock Exchange. The new notes are new securities for which there is currently no established market, and there is no assurance that one will develop. The initial purchaser is not obligated to make a market in the new notes, or, in the case of non-tendering holders of old notes, the trading market for the old notes following the exchange offer. In addition, such market-making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement.

          The liquidity of and trading market for the notes also may be adversely affected by a general decline in the market for similar securities. Such a decline may adversely affect our liquidity and trading markets independent of our prospects of financial performance.

Book-entry registration

          Because transfers and pledges of global notes can be effected only through book entries at DTC, the liquidity of any secondary market for global notes may be reduced to the extent that some investors are unwilling to hold notes in book-entry form in the name of a DTC participant. The ability to pledge global notes may be limited due to the lack of a physical certificate. Beneficial owners of global notes may, in certain cases, experience delay in the receipt of payments of principal and interest since such payments will be forwarded by the paying agent to DTC who will then forward payment to the respective DTC participants, who will thereafter forward payment directly, or indirectly through Euroclear or Clearstream, to beneficial owners of the global notes. In the event of the insolvency of DTC or of a DTC participant in whose name global notes are recorded, the ability of beneficial owners to obtain timely payment and (if the limits of applicable insurance coverage by the Securities Investor Protection Corporation are exceeded, or if such coverage is otherwise unavailable) ultimate payment of principal and interest on global notes may be impaired.

The notes will be subordinated to certain statutory liabilities.

          Under Brazilian law, our obligations under the notes and the indenture are subordinated to certain statutory preferences. In the event of our bankruptcy, such statutory preferences, such as claims for salaries, wages, social security and other taxes, court fees and expenses, will have preference over any other claims, including claims by any investor under the notes.

The rating of the notes may be lowered or withdrawn depending on some factors, including the rating agency's assessment of our financial strength, the insurer's financial strength and Brazilian sovereign risk.

          The notes are rated "Baa3" by Moody's and "BBB-" by Fitch. The rating addresses the likelihood of payment of principal on February 18, 2014, unless the maturity of the notes is extended as a result of a Currency Inconvertibility Event being in effect on that date, in which case the maturity of the notes will be no later than August 18, 2015. The rating also addresses the timely payment of interest on each payment date. The rating of the notes is not a recommendation to purchase, hold or sell the notes, and the rating does not comment on market price or suitability for a particular investor. We cannot assure you that the rating of the notes will remain for any given period of time or that the rating will not be lowered or withdrawn. A downgrade in the rating of the notes will not be an event of default under the indenture. The assigned rating may be raised or lowered depending, among other factors, on the rating agency's assessment of our financial strength and the insurer's financial strength, as well as its assessment of Brazilian sovereign risk generally, including the suitability of the length of coverage afforded by the insurer.

Possible voluntary cancellation of the insurance and the letter of credit and refunding of amounts on deposit in the reserve account.

          Subject to certain conditions precedent relating to the rating of the notes and subject to the terms of the insurance, Brasil Telecom may request the insurance trustee to cancel the insurance policy after the third anniversary of the issue date, and the indenture trustee shall apply any amounts payable under any Qualifying Instrument held by it as provided herein or the next interest payment date to pay amounts due under the notes and the indenture on such payment date. Any such cancellation and withdrawal may significantly affect the ability of noteholders to receive payments under the notes during a currency exchange control event occurring after any such cancellation, withdrawal and refund. See "Description of the Notes—Additional Support" and "Description of the Insurer and the Insurance Policy—Description of the Insurance Policy—Exclusions from Payment Under the Insurance."

Risks Relating to the Insurance

This prospectus contains only limited information concerning the insurer.

          The rating of the notes is based, in part, on the availability of the insurance that covers certain risks related to inconvertibility or non-transferability of amounts which may be paid by us under the notes and the indenture in the event that the Brazilian government imposes limitations on the conversion of reais to U.S. dollars. OPIC is an agency of the United States government whose obligations are backed by the full faith and credit of the U.S. government. As a result, only limited information concerning the insurer is included in this prospectus. Additional information concerning the insurer can be found in the insurer's website at www.opic.gov. See "Description of the Insurer and the Insurance Policy—Overseas Private Investment Company."

The coverage under the insurance is limited.

          The insurance is not a guarantee of payment on the notes. The insurance covers the risk of inconvertibility of reais into U.S. dollars and the risk of non-transferability of U.S. dollars from Brazil to the United States. It does not cover the risk of devaluation of reais.

          The insurance covers scheduled payments of interest on the notes, but only if a Currency Inconvertibility Event (as defined under "Description of the Insurer and the Insurance Policy—Description of the Insurance Policy") has occurred and is continuing and then only in accordance with the terms and conditions of the insurance policy. The insurance is limited to U.S.$16,875,000, which corresponds to 90% of the amount of two scheduled interest payments due on the notes over a twelve-month period at the initial note rate. The amount of coverage under the insurance, combined with the amounts available under the letter of credit or on deposit on the reserve account as Qualifying Instruments, should be sufficient to cover the payment of interest due on the notes for up to three interest payment periods at the initial note rate. See "Description of the Notes—The Required Amount." If for any reason any Currency Inconvertibility Event were to continue for a period longer than eighteen months (three consecutive interest payment periods) an event of default may occur under the indenture.

          In the event of an acceleration of the notes, the insurance would not be payable on the full accelerated amount at the time of acceleration, but rather as it otherwise would have become due on the scheduled interest payment dates, assuming that a Currency Inconvertibility Event had occurred and was continuing on the relevant scheduled interest payment date, that we have made all payments due to the applicable deposit account or other prior delivery obligations and all other requirements of the insurance (including noteholders eligibility standards) had been satisfied.

          As a result of these limitations, during the continuance of a Currency Inconvertibility Event, noteholders may not receive all amounts they would otherwise be entitled to under the notes.

Special provisions necessary to obtain insurance impose significant requirements on noteholders.

          As an agency of the United States Government, OPIC operates pursuant to a series of laws, rules and regulations that limit its ability to issue insurance to U.S. persons or entities. Consistent with OPIC's policies (and in order to permit the insurance policy to extend to non-U.S. persons or entities), the insurance policy will be issued to a newly-established grantor trust (the "insurance trust") established by us with The Bank of New York (which is the indenture trustee acting as such in connection with the notes) acting as insurance trustee. The beneficiaries of this insurance trust will be the holders of the notes and this interest will be part of the note and will not be severable or tradeable separate and apart from the note.

          This insurance trust is deemed under OPIC policies to be a permissible insured so long as at the time of issuance of the old notes, no less than 65% of the aggregate principal amount of the old notes are acquired by or on behalf of qualified institutional buyers under Rule 144A and 75% by U.S. persons (including qualified institutional buyers). As a result, as described herein, each qualified institutional buyer that acquires an interest in the Rule 144A global note (and indirectly the interest in this insurance trust) was required to agree that no sales will be made by it during the forty calendar days following the initial issuance of the notes except to another qualified institutional buyer. OPIC does not require any certification or other action to effect the same, although it reserves the right, before any claims are made under the insurance policy, to investigate whether the foregoing requirement has been complied with and to refuse to maintain the insurance if it determines this has not been the case.

          In addition, in order to facilitate the issuance of the insurance, the noteholders, by acceptance of their notes, will be deemed to have assigned to the insurance trust their rights to receive interest due under the notes in an amount equal to U.S.$18,750,000, which amount is approximately equal to the amount of interest due under the notes in respect of two interest periods as a basis for OPIC issuing the insurance to the grantor trust on behalf of the noteholders. If, during the term of the notes, no Currency Inconvertibility Event occurs, we will pay to the paying agent for the notes, the amount of interest that, as a result of the foregoing assignment, it otherwise would have been required to pay over to the insurance trust for subsequent redistribution to the holders of the notes in their capacity as beneficiaries of the insurance trust. This is designed to provide for a more speedy payment of this amount of interest to the noteholders. If, on the other hand, a Currency Inconvertibility Event occurs, the insurance trustee will file and prosecute a claim under the insurance policy and direct OPIC to make any payment under the policy to the paying agent for the notes also on behalf of the holders of the notes as beneficiaries of the insurance trust. The amount of insurance will equal 90% of an amount equal to twelve months of interest on the notes at the initial note rate. This amount of insurance, together with an amount equal to 10% of an amount equal to twelve months of interest at the initial note rate available under a letter of credit, will provide for payment to the noteholders of twelve months of interest on the notes at the initial note rate upon the occurrence of a Currency Inconvertibility Event.

OPIC eligibility standards also impose requirements on noteholders that may limit coverage.

          In the event that any noteholder, by its purchase and acquisition of an old note, has made misrepresentations with respect to certain matters, then OPIC may reduce any compensation payable under the insurance policy with respect to a completed application by the portion of such compensation which corresponds to the aggregate principal amount of notes held by such holder, or recover compensation previously paid with respect to the aggregate principal amount of interests in the notes held by such holder as provided in the insurance policy.

          OPIC reserves the right to investigate matters in connection with any payment of a claim necessary to determine compliance with the foregoing, including requesting information from DTC or any common depository and/or requiring that the notes be removed from trading from DTC or any common depository necessary for it to ensure compliance with its requirements. If this were to happen, it is possible that holders of the notes and the grantor trust interest might receive less than 100% of their pro rata interest in claims under the insurance policy and/or receive their claims on a delayed basis and/or the tradability of the notes could be adversely affected by actions taken at the direction of OPIC.

Payment of insurance requires compliance by us with certain requirements and coverage may be cancellable if we do not so comply.

          The insurance is payable only upon satisfaction of the conditions set forth under "Description of the Insurer and the Insurance Policy—Description of the Insurance Policy" herein. Among these conditions is (i) the filing by the grantor trustee, as the insured under the insurance policy, of a claim with OPIC, (ii) the provision of certain information by the grantor trustee and us to OPIC within the time periods proscribed in the insurance policy and (iii) our compliance with certain terms of the company support agreement that relates to the insurance. Following a Currency Inconvertibility Event, the insurance would be payable at the time of a scheduled interest payment date only to the extent that, at OPIC's option, we have made all reais or U.S. dollar (as the case may be) payments or delivery obligations corresponding to the relevant scheduled interest payment date pursuant to the insurance policy and the company support agreement. Our failure to comply with this or certain other conditions set forth in the company support agreement, including the environmental, foreign corrupt business practices or workers' rights provisions thereof would entitle OPIC to terminate the insurance policy or to delay or withhold any insurance payment otherwise payable by OPIC under the insurance policy. See "Description of the Insurer and the Insurance Policy—Description of the Company Support Agreement" herein. The loss of the insurance could result in a reduction of the ratings of the notes. Any termination of the insurance policy or cessation of the insurance policy to be in full force and effect for any reason attributable to our acts or omissions will be an event of default under the notes. See "Description of the Notes—Events of Default."

There are significant additional exclusions and limitations with respect to the insurance that may limit coverage.

          The insurance policy provides that the insurance is not payable despite the occurrence and continuance of a Currency Inconvertibility Event if any of the exclusions described under "Description of the Insurer and the Insurance Policy—Description of the Insurance Policy—Exclusions from Payment Under the Insurance" herein are applicable. Among these exclusions are provisions that no compensation for inconvertibility shall be payable if (i) a legal restriction on the conversion of reais into U.S. dollars or the transfer of U.S. dollars from Brazil to the United States by us or the grantor trustee existed on the date of the insurance policy and the grantor trustee, or a lender or trustee or lender situated similarly to the grantor trustee, or Brasil Telecom or a company situated similarly to us, should have known about such restriction, (ii) the grantor trustee has not made all reasonable efforts to convert or cause us to convert reais into U.S. dollars or to transfer or cause us to transfer converted U.S. dollars to the United States and (iii) the preponderant cause of the loss is unreasonable action attributable to the grantor trustee, us or any of our affiliates.

          Further, payments made by OPIC under the Insurance policy are limited by, and may be reduced as a result of, the limitations set forth under "Description of the Insurer and the Insurance Policy—Description of the Insurance Policy—Limitations on Compensation Under the Insurance" herein. These limitations include (i) the maximum coverage limits of the insurance for each scheduled interest payment date and over the life of the notes, (ii) the exclusion from payment under the Insurance policy of penalty interest, penalty fees and all other charges for late payment (other than Default PRI Interest (as defined under "Description of the Insurer and the Insurance Policy—Claim Procedure Following a Currency Inconvertibility Event—Rate of Compensation")) and of any amounts representing default interest and additional amounts payable on the notes, (iii) reductions in amounts paid to an investor in the notes resulting from such investor's failure to meet the eligibility requirements of the insurance as discussed below and (iv) certain expropriation actions taken by the Brazilian government against us which are excluded from the definition of "Currency Inconvertibility Event." The occurrence of any event which qualifies as an exclusion from or limitation on the insurance would result in a noteholder failing to receive all or any part of the interest owed on the notes on a scheduled interest payment date despite the fact that a Currency Inconvertibility Event has occurred and is continuing.

There are limitations on timing of payments under the insurance.

          An acceleration of a payment under the indenture shall not give rise to a corresponding acceleration of the insurer's obligation to pay compensation under the insurance.

In certain circumstances sufficient amounts may not be available under the Qualifying Instruments to pay interest on the notes during a Currency Inconvertibility Event.

          Under the terms of the insurance policy, the insurer will only be required to pay in respect of any claim where the Currency Inconvertibility Event that gave rise to such pending claim lasts, uninterrupted, for the entire length of a waiting period of approximately 180 calendar days. In the case where (i) the indenture trustee makes a drawing under the Qualifying Instruments as a result of a Currency Inconvertibility Event, (ii) the Currency Inconvertibility Event that gave rise to the drawing under the Qualifying Instruments ceases prior to the end of the waiting period, (iii) we are unable to provide for additional amounts of Qualifying Instruments after the cessation of such Currency Inconvertibility Event, and (iv) a further Currency Inconvertibility Event occurs, sufficient funds will not be available to pay interest on the notes during the second waiting period prescribed under the terms of the insurance policy.

The insurer has a right to subrogation and reimbursement that could affect amounts noteholders receive on the notes.

          In the event that the insurer pays a claim under the insurance policy to the insurance trustee, the insurer shall receive an assignment from the insurance trustee of the inconvertible reais or non-transferable U.S. dollars, and shall be subrogated to the noteholders' receipt of the scheduled interest payments due on the notes in accordance with the indenture.

          If at any time the insurance trustee or the insurer shall obtain recoveries in respect of a loss paid under the insurance policy or the indenture trustee receives any payment from Brasil Telecom under the indenture after the payment of a claim by the insurer under the insurance policy, the amounts of any such recoveries or payments will be applied, prior to any payment on the notes, but with respect to any payments received by the indenture trustee, after any required payments to the indenture trustee under the indenture in respect of fees, expenses or indemnification, first, to the full repayment of compensation paid by the insurer to the insurance trustee;
  second, to the full payment of any undisputed, documented loss adjustment expenses incurred by the insurer and associated with the loss;
  third, to the payment of interest on the foregoing amounts equal to the interest rate on the notes;
  fourth, to the extent any loss adjustment expenses incurred by the insurer are disputed by the issuer, to the payment of such amounts to the insurance trustee to be held in trust pending resolution of the dispute; and
  fifth, to payment to the insurance trustee of uninsured loss suffered by the insurance trustee.

          The insurer shall be entitled to be so reimbursed in respect of such claim until such time as the insurer has received payment in full of all such amounts due to them. Accordingly, the insurer will receive such amounts prior to the noteholders receiving payments due under the notes. See "The Insurer and the Insurance Policy–The Insurance Policy."

FORWARD-LOOKING STATEMENTS

          We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding the intent, belief or current expectations of Brasil Telecom or its directors or executive officers with respect to, but not limited to:

  our regional marketing strategy;
  our ability to meet our network expansion, service quality and modernization obligations;
  our market share;
  our compliance with International Commission for Non-Ionizing Radiation Protection, or ICNIRP, standards;
  the reduction of our labor force;
  the payment of our debt;
  the material adverse financial effect of any labor, civil or tax claims arising out of acts committed by Telebras (as defined below) prior to the effective date of the breakup of Telebras;
  the retroactive application of state value-added taxes to certain services, including installation services, rendered during the five years preceding June 30, 1998;
  the growth in demand for cable television services in our region;
  our projected capital expenditures;
  our projected subsidies and the cost and availability of financings; and
  our liquidity.

          Forward-looking statements also include information concerning possible or assumed future results of operations of Brasil Telecom set forth under "Summary" and "Risk Factors", as well as statements preceded by, followed by, or that include the words "believes," "may," "will," "continues," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

          Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this prospectus to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

          Investors should understand that the following important factors, in addition to those discussed in this prospectus, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements:

  the performance of the Brazilian economy generally;

  the levels of exchange rates between Brazilian and foreign currencies;
  the telecommunications policy of Brazil's federal government;
  the growth of the Brazilian telecommunications industry as a whole;
  the introduction of competition to the Brazilian telecommunications industry in general and our region in particular;
  the receipt of additional, and/or the revocation of our existing, governmental approvals and licenses;
  the availability of the necessary equipment to maintain, operate and improve our network;
  the existence of difficulties in the operation of our equipment and/or the provision of our services;
  the cost and availability of financing;
  the availability of qualified personnel;
  the business abilities and judgment of our personnel;
  the emergence of new technologies and the response of our customer base to those technologies;
  acquisitions by us of other companies; and
  other factors discussed under "Risk Factors."

USE OF PROCEEDS

          Brasil Telecom will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. Brasil Telecom will cancel all of the old notes surrendered in exchange for the new notes.

          The net proceeds from the sale of the old notes were approximately $196.4 million, after deducting commission and expenses of the offering. We will use proceeds from this financing for our 2004 and 2005 investment program. The investment program comprises the expansion and modernization of our telecommunication network. Specifically, this plan calls for an approximate 10.0% increase in fixed-lines in service over the next two years, leading to higher penetration of telecommunications services in Region II. The proceeds will also be used for expanding current data transmission capacity by increasing the offering of broadband services to residential customers.

EXCHANGE RATES

          There are two principal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). Most foreign trade and financial foreign currency exchange transactions are carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applies to transactions to which the Commercial Market rate does not apply. Prior to February 1, 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank authorized the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and Floating Market, which led to a convergence in the pricing and liquidity of both markets. However, each market continues to have a specific regulation. Most trade and financial transactions are carried out on the Commercial Market. The foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in these markets. In both markets, rates are freely negotiated but may be strongly influenced by Central Bank intervention.

          Under the Real Plan, on July 1, 1994, the real was introduced as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to U.S.$1.00. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in reserves, but the government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real/U.S. dollar (R$l.00 to U.S.$1.00) as a ceiling.

          From its introduction in 1994 through March 1995, the real appreciated against the U.S. dollar. On March 6, 1995, in an effort to address concerns about the overvaluation of the real relative to the U.S. dollar, the Brazilian Central Bank introduced new exchange rate policies that established a band within which the real/U.S. dollar exchange rate could fluctuate. The Brazilian Central Bank initially set the exchange rate band with a floor of R$0.86 per U.S.$1.00 and a ceiling of R$0.90 per U.S.$1.00 and provided that, after March 10, 1995, the exchange rate band would be between R$0.88 and R$0.93 per U.S.$1.00. Thereafter, the Brazilian Central Bank periodically adjusted the exchange rate band to permit the gradual devaluation of the real against the U.S. dollar. On January 13, 1999, the Brazilian Central Bank widened the exchange rate fluctuation band in which the real was allowed to trade from between R$l.12 and R$l.22 per U.S.$1.00 to a new band of between R$1.20 and R$l.32 per U.S.$1.00. This resulted in an immediate devaluation of the real to R$1.32 per U.S.$1.00.

          Since January 15, 1999 the real has been allowed to float freely. The real devalued to a low of R$2.165 per U.S.$1.00 on March 3, 1999, but subsequently appreciated to R$1.789 per U.S.$1.00 on December 31, 1999, representing a net devaluation against the U.S. dollar of 32.4% during 1999. In 2000, the real devalued by a further 8.5% against the U.S. dollar.

          Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 15.7% against the U.S. dollar in the year. In the final quarter of 2001, however, the real appreciated by 15.1% from R$2.671 per U.S. $1.00 at September 30, 2001 to R$2.3204 per U.S.$1.00 at December 31, 2001.

          In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 34.3% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.3% to R$2.8892 per U.S.$1.00, at December 31, 2003. During the first five months of 2004, the real has depreciated approximately 8.3% against the U.S. dollar. We cannot assure you that the real will not substantially devalue again in the future. See "Risk Factors—Risks Relating to Brazil."

          As of October 27, 2004, the Commercial Market selling rate published by the Brazilian Central Bank was R$ 2.8585 per U.S.$1.00.

          The following table sets forth the reported high and low Commercial Market selling rates for U.S. dollars for the months indicated.

		High		Low

April 2004	R$	2.9630	R$	2.8755
May 2004		3.2051		2.9569
June 2004		3.1651		3.1030
July 2004		3.0747		2.9939
August 2004		3.0637		2.9338
September 2004	R$	2.9961	R$	2.8586

Source: Brazilian Central Bank

          The following table sets forth the reported high and low, average and period-end Commercial Market selling rates for U.S. dollars for the annual periods indicated. The average Commercial Market selling rates represent the average of the month-end commercial market selling rates (R$/U.S.$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End

1999	R$2.165	R$1.208	R$1.816	R$1.789
2000	1.985	1.723	1.835	1.955
2001	2.801	1.936	2.352	2.320
2002	3.955	2.271	2.915	3.533
2003	R$3.662	R$2.822	R$3.060	R$2.889

Source: Brazilian Central Bank

          Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or reliable information to foresee such an imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that these types of measures will not be taken by the Brazilian government in the future. See "Risk Factors—Risks Relating to Brazil."

SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The selected financial information presented herein should be read in conjunction with our Financial Statements and the notes thereto, which appear elsewhere in this prospectus. Our selected financial information is presented on a combined consolidated basis for the years 1999 and 2000 and on a consolidated basis for the years 2001, 2002 and 2003 as if our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR (each as defined below) had occurred as of January 1, 1996 and the merger of CRT with and into our company had occurred on July 31, 2000.

          The following paragraphs discuss some important features of the presentation of the selected financial information and our Financial Statements. These features should be considered when evaluating the selected financial information.

Brazilian GAAP and U.S. GAAP

          Our Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. See Note 31 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003.

Effects of Inflation

          Our financial statements until the year 2000, and unless otherwise specified, all financial information included in this prospectus until the year 2000, recognize certain effects of inflation and are restated in constant reais of December 31, 2000, all in accordance with Brazilian GAAP. We used the General Market Price Index, Índice Geral de Preços de Mercado, or, IGP-M, published by Fundação Getúlio Vargas for purposes of restating our Financial Statements. Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in our combined statements of income until the year 2000. However, pursuant to Brazilian GAAP, our audited financial statements as of and for the years ended December 31, 2001, 2002 and 2003, no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.

Change in Accounting Methodology

Depreciation

          During our fiscal year 1999, we shortened our depreciation schedule for our automatic switching and transmission equipment from thirteen years and ten years, respectively, to five years in order to better reflect the estimated useful life of this equipment in light of rapidly changing technology and industry practices.

Accounting Consequences of the Breakup of Telebrás

          Our financial statements for the fiscal years prior to 2000 are not necessarily indicative of what our financial condition or results of operations would have been if we had merged with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR before February 2000.

Difference from Financial Statements Published in Brazil

          Our statutory financial statements prepared in accordance with the Brazilian Corporation Law, which we refer to as the Statutory Financial Statements are the basis for dividend and tax determinations. Our audited consolidated financial statements for the year 2000 include the effects of inflation through December 31, 2000, while our Statutory Financial Statements include the effects of inflation only through December 31, 1995. See Notes 2a and 2b to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian

Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2001, 2002 and 2003 and net income (loss) for each of the years ended December 31, 2001, 2002 and 2003. Our Statutory Financial Statements also differ from our consolidated financial statements in respect of certain reclassifications, presentation of comparative information and consolidation procedures.

	Year ended December 31,

Income Statement Data:	1999(1)	2000(1)	2001(2)	2002(2)	2003(2)

	(thousands of reais, except per share data)
Brazilian GAAP:
Net operating revenue	3,591,723	4,652,184	6,158,408	7,071,368	7,915,194
Cost of services	2,698,465	3,774,109	4,798,434	5,163,861	5,472,142

Gross profit	893,258	878,075	1,359,974	1,907,507	2,443,052
Operating expenses:
Selling expenses	347,207	381,371	724,570	763,375	821,656
General and administrative expenses	548,084	509,993	604,890	661,060	847,074
Other net operating expenses (income)	(31,282)	(56,964)	56,769	(118,496)	214,953

Operating income (loss) before net financial expenses	29,249	43,675	(26,255)	601,568	559,369
Net financial expenses	4,919	5,577	236,357	618,899	844,802

Operating income (loss)	24,330	38,098	(262,612)	17,331	(285,433)
Net non-operating expenses (income)	57,510	(3,970)	93,071	64,497	541,691
Employee's profit share	18,869	18,516	50,834	41,387	1,076

Income (loss) before taxes and minority interests	(52,049)	23,552	(406,517)	(123,215)	(828,200)

Income and social contribution tax benefits	7,744	16,218	199,039	111,596	320,751

Income (loss) before minority interests	(44,305)	39,770	(207,478)	(11,619)	(507,449)
Minority interests	---	77,605	---	---	14

Net income (loss)	(44,305)	117,375	(207,478)	(11,619)	(507,435)

Number of Common Shares (millions)(3)	---	237,165	237,165	243,564	249,597
Number of Preferred Shares (millions)(3)	---	292,260	293,218	292,020	289,850
Operating Income (loss) per thousand Common Shares (reais)(3)	---	0.16	(1.10)	0.07	(1.14)
Net income (loss) per thousand Common Shares (reais) (3)	---	0.49	(0.87)	(0.05)	(2.03)
Dividends per thousand Common Shares (reais)(3)	---	0.33	0.37	0.51	0.39
Dividends per thousand Common Shares (U.S.dollars)(3)(4)	---	0.17	0.16	0.14	0.14
Dividends per thousand Preferred Shares(reais)(3)	---	0.33	0.37	0.51	0.39
Dividends per thousand Preferred Shares(U.S. dollars)(3)(4)	---	0.17	0.16	0.14	0.14

(1)	Presented in constant reais of December 31, 2000.
(2)

Pursuant to Brazilian GAAP, our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.

(3)

Since our present capital structure was not in place for the year ended December 31, 1999, earnings and dividends per share were not presented for those periods. See Note 3r to our consolidated financial statements.

(4)

Dividends per thousand shares were converted into dollars at the Commercial Market selling rate of R$1.955 per U.S. dollar on December 31, 2000, of R$2.32 per U.S. dollar on December 31, 2001, of R$3.5333 per U.S. dollar on December 31, 2002 and of R$2.8892 per U.S. dollar on December 31, 2003, respectively.

Selected Financial Information (continued)

	Year ended December 31,

Income Statement Data (continued)	1999(1)	2000(1)	2001(2)	2002(2)	2003(2)

	(thousands of reais, except per share data)
U.S. GAAP:
Net income (loss)	(458,003)	7,096	(169,716)	317,280	(287,739)
Net income (loss) per thousand shares (reais) (5):
Common Shares–Basic	(1.02)	0.01	(0.32)	0.59	(0.54)
Common Shares–Diluted	(0.91)	0.01	(0.32)	0.59	(0.54)
Preferred Shares–Basic	(1.02)	0.01	(0.32)	0.59	(0.54)
Preferred Shares–Diluted	(0.91)	0.01	(0.32)	0.59	(0.54)

(5)

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share," basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the "two class method." See Note 31e to our consolidated financial statements.

	At December 31,

	1999(1)	2000(1)	2001(2)	2002(2)	2003(2)

	(thousands of reais)
Balance Sheet Data: Brazilian GAAP:
Intangibles(3)	—	472,680	372,537	470,544	531,556
Property, plant and equipment, net(4)	8,522,126	11,498,689	12,240,270	11,260,625	9,567,243

Total assets	10,823,447	14,992,076	15,772,551	16,432,198	15,622,803

Loans and financing – current portion	801,410	1,253,861	530,661	683,276	1,990,274
Loans and financing – non-current portion	208,647	1,959,207	3,504,489	4,398,532	2,645,563

Total liabilities (including funds for capitalization and minority interests)	3,080,942	6,243,687	7,796,249	8,808,409	8,781,841

Shareholders' equity	7,742,505	8,748,389	7,976,302	7,623,789	6,840,962

U.S. GAAP:
Intangibles(5)	740,869	1,178,789	873,559	830,328	978,414
Property, plant and equipment, net	7,033,417	11,292,820	12,139,658	11,670,826	10,035,667

Total assets	9,948,904	15,807,758	16,546,508	17,202,182	16,538,085

Loans and financing – current portion	799,245	1,120,475	525,137	480,666	1,737,494
Loans and financing – non-current portion	208,647	1,959,281	3,504,489	4,252,221	2,455,897

Total liabilities (including funds for capitalization and minority interests)	3,474,959	7,590,763	8,711,767	9,390,158	9,281,644

Shareholders' equity	6,473,945	8,216,995	7,834,741	7,812,024	7,256,440

(1)	Presented in constant reais of December 31, 2000.
(2)

Pursuant to Brazilian GAAP, our audited consolidated financial statements at December 31, 2001, 2002, and 2003 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.

(3)	Includes the goodwill from our acquisition of a controlling stake in CRT, which was calculated based on book value.
(4)	Stated at indexed cost up to December 31, 2000, less accumulated depreciation. See Note 3g to our consolidated financial statements.
(5)

Intangibles under U.S. GAAP at December 31, 1999, include the step-up goodwill paid by Solpart Participações S.A. ("Solpart") as a consequence of the exchange of shares between companies under our common control pursuant to our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR. Intangibles under U.S. GAAP at December 31, 2000, 2001, 2002 and 2003 also include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT but do not include amounts relating to our PCS licenses. See Note 31o to our consolidated financial statements.

DESCRIPTION OF THE NOTES

          The following summary describes certain provisions of the notes and the indenture. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the indenture and the notes. Capitalized terms used in the following summary and not otherwise defined herein shall have the meanings ascribed to them in the indenture. You may obtain copies of the indenture and specimen notes upon request to the indenture trustee or the paying agent in Luxembourg at the addresses set forth under "Where you can find more information."

          The new notes will be identical in all material respects to the old notes, except that we will register the new notes under the Securities Act and they will therefore not bear legends restricting their transfer. The new notes and the old notes will be considered to be a single class for all purposes of the indenture, including waivers, amendments, redemptions and offers to purchase. We refer to the new notes and the old notes collectively as the notes.

General

          The old notes have been and the new notes will be issued under the indenture dated as of February 17, 2004, among Brasil Telecom, The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent.

          The notes will have the following basic terms:

  The notes will be in an aggregate principal amount of U.S.$200,000,000. The principal amount of the notes will be payable in full in a single payment upon maturity unless redeemed earlier or extended pursuant to the terms of the indenture.
  The notes will bear interest at a fixed rate of 9.375% per annum from the date of issuance until all required amounts due in respect thereof have been paid. Interest on the notes will be paid semiannually in arrears on February 17 and August 17 of each year to the noteholders registered as such as of the close of business on a record date being the tenth business day preceding such payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.
  As credit support for certain obligations of Brasil Telecom under the notes and the indenture in the event of a Currency Inconvertibility Event, the indenture trustee initially will have access to reserves comprised of Qualifying Instruments (as defined below) in the form of (i) one or more irrevocable standby letters of credit issued by financial institutions meeting specified criteria or (ii) a deposit into a segregated non-interest bearing reserve account with the indenture trustee in the indenture trustee's name and under its sole dominion and control for the benefit of the noteholders, (iii) any combination of (i) and (ii) above, in each case in an aggregate amount equal to U.S.$13,011,445.31 which represents the Required Amount (as defined below), essentially six months of interest on the notes plus certain other limited amounts. Brasil Telecom has arranged for a letter of credit to be issued by Credit Suisse First Boston, acting through its Cayman Islands Branch, in respect of the Required Amount. Any letter of credit may be replaced by amounts deposited into the reserve account and the letter of credit may be allowed to lapse under certain circumstances. To the extent that the amounts available under the Qualifying Instruments exceed the Required Amount on any payment date and all, or a portion, of such excess is on deposit in the reserve account, the indenture trustee shall withdraw any such excess from the amount on deposit in the reserve account and apply such excess to pay amounts then due under the notes and the indenture. See "—The Required Amount."
  In addition, as additional credit support, the noteholders will be the beneficiary of the insurance policy issued to an insurance trust established (in order to comply with certain legal requirements applicable to the insurer) with the indenture trustee in its capacity as insurance trustee for the benefit of the holders of the notes as beneficiaries of the insurance trust. Pursuant to the insurance policy, the insurer will be obligated to pay, subject to certain conditions and limitations, an amount in U.S. dollars equal to 90% of an amount equal to twelve months of interest on the notes at the initial note rate upon the occurrence and continuation of a Currency Inconvertibility Event (described under "The Insurer and the Insurance Policy—The Insurance Policy"). This amount of insurance, together with an amount equal to 10% of an amount equal to twelve months of interest at the initial note rate available under a letter of credit included in the Required Amount, will provide for payment to the noteholders of twelve months of interest on the notes at the initial note rate upon the occurrence of a Currency Inconvertibility Event. The insurance policy may be cancelled at the request of Brasil Telecom after the third anniversary of the closing date in the event that Moody's and Fitch confirms that the credit rating of the notes after giving effect to such cancellation is at least "Baa3" and "BBB-", respectively. For information on the insurance policy, the insurer and special requirements applicable to the noteholders, see "The Insurer and the Insurance Policy."

Extension of the Expected Maturity Date

          The notes will mature on February 18, 2014, but this expected maturity date can be extended by up to eighteen months if on or before the business day prior to the expected maturity date Brasil Telecom delivers a certificate to the indenture trustee stating that (i) either (a) the insurance policy is in effect and the amount of all Qualifying Instruments is at least equal to the Required Amount (as defined in "—The Required Amount" below) or (b) the insurance policy is not in effect and the amount of all Qualifying Instruments is at least equal to the Required Amount and (ii) a Currency Inconvertibility Event is continuing. If the circumstances described in (i) and (ii) above have occurred and are continuing on the expected maturity date, the expected maturity date will be extended to a final maturity date, which shall be the earliest to occur of (i) August 18, 2015 (a date which is eighteen calendar months after the expected maturity date), (ii) the latest date for which funds are available in all Qualifying Instruments and under the insurance policy to pay scheduled interest on the notes in full, and (iii) 30 calendar days after the date on which such events have ended. In the case of any extension of the expected maturity date as described above, the expected maturity date shall be considered a payment date under the terms of the indenture, and interest at the note rate shall be due on the notes on such expected maturity date and on each payment date occurring thereafter until the final maturity date. Upon the occurrence of any such extension of the expected maturity date, notice will promptly be given to the noteholders and to the Luxembourg Stock Exchange. The extension of the expected maturity date shall not have any effect on the rights of the noteholders, including any right upon the occurrence of any event of default under the notes and the indenture.

Ranking

          The notes will be general unsecured and unsubordinated obligations of Brasil Telecom and will rank pari passu amongst themselves and equal in right of payment with all other unsecured and unsubordinated obligations of Brasil Telecom that are not, by their terms, expressly subordinated in right of payment to the notes. As of December 31, 2003, R$1,995.5 million of Brasil Telecom's consolidated debt was secured and R$2,640.4 million of Brasil Telecom's consolidated debt was unsecured.

Listing

          Brasil Telecom has applied to have the new notes listed on the Luxembourg Stock Exchange in accordance with its rules. In March 2003, the European Commission published a proposal for a Directive of the European Parliament and of the Council on the harmonization of transparency requirements with regard to information about issuers whose securities are admitted to trading on a regulated market in the European Union ((2003/0045(COD)) (the "Transparency Directive"). If the Transparency Directive enters into force in a form which would require Brasil Telecom to publish financial information either more regularly than it otherwise would be required to, or according to accounting principles which are materially different from the accounting principles which it would otherwise use to prepare its published financial information under the rules of the U.S. Securities Exchange Commission, Brasil Telecom may seek an alternative admission to listing, trading and/or quotation for the notes by another listing authority, stock exchange and/or quotation system outside the European Union, including, but not limited to, the New York Stock Exchange, Inc.

Further Issuances

          The indenture by its terms does not limit the aggregate principal amount of notes that may be issued thereunder and permits the issuance, from time to time, of additional notes of the same series as is being offered hereby, provided that among other requirements (i) no default or event of default under the indenture shall have occurred and then be continuing or shall occur as a result of such additional issuance, (ii) such additional notes rank pari passu and have equivalent terms and benefits as the notes offered hereby, (iii) to the extent that the insurance policy has not been cancelled as permitted by the terms of the indenture (as described below under "The Insurer and the Insurance Policy"), the amount of coverage provided under the insurance policy and the aggregate amount available in all Qualifying Instruments equal to the Required Amount each have been increased proportionately to the amount of additional notes to be issued under the indenture, (iv) if the insurance policy is no longer in effect and has not been voluntarily cancelled pursuant to the indenture, the aggregate amount then available in all Qualifying Instruments has been increased proportionately to the amount of additional notes to be issued under the indenture, and (v) each of Moody's and Fitch has confirmed to the indenture trustee in writing, prior to the issuance of such additional notes, that the issuance of such additional notes will not result in a lowering or a withdrawal of the then existing rating of the notes. Any additional notes will be part of the same series as the notes that Brasil Telecom is currently offering and will vote on all matters with the notes as a single class.

Payments of Principal and Interest

          Payment of the principal of the notes, together with accrued and unpaid interest thereon at the note rate, or payment upon redemption prior to maturity, will be made only:

  following the surrender of the notes at the office of the indenture trustee or any paying agent; and
  to the person in whose name the note is registered as of the close of business, New York City time, on the due date for such payment.

          Payments of interest on a note, other than the last payment of principal and interest or payment in connection with a redemption of the notes prior to maturity, will be made on each payment date to the person in whose name the note is registered at the close of business, New York City time, on the record date immediately preceding each such payment date, which shall be the date ten business days prior to such payment date.

          Payments of principal and interest shall be made by depositing immediately available funds in U.S. dollars into an account maintained by, or on behalf of, the indenture trustee, acting on behalf of the noteholders.

          The notes will initially be represented by one or more global notes, as described herein. See "—Form, Denomination and Registration." Payments of principal and interest on the global notes will be made to DTC or its nominee, as the case may be, as registered holder thereof. It is expected that such registered holder of global notes will receive the funds for distribution to the holders of beneficial interests in the global notes. Neither Brasil Telecom nor the indenture trustee shall have any responsibility or liability for any of the records of, or payments made by, DTC or its nominee or Euroclear or Clearstream. See "—Form, Denomination and Registration."

          If any date for a payment of principal or interest or redemption is not a business day in the city in which the relevant paying agent is located, Brasil Telecom will make the payment on the next business day in the respective city. No interest on the notes will accrue as a result of this delay in payment.

          Brasil Telecom has appointed the principal paying agent to receive payment of the principal amount of and interest on the notes. Brasil Telecom will be required to make all payments of principal of and interest and other amounts on the notes to the principal paying agent by 10:00 a.m. (New York City time) on the business day prior to the applicable payment date and otherwise in accordance with the terms of the indenture.

          The receipt by the principal paying agent from Brasil Telecom of each payment of principal, interest and/or other amounts due in respect of the notes in the manner specified in the indenture and on the date on which such amount of principal, interest and/or other amounts are then due shall satisfy the obligations of Brasil Telecom under the indenture and the notes to make such payment to the noteholders on the due date thereof. Brasil Telecom has agreed to indemnify the noteholders against failure on the part of the principal paying agent or any paying agent to pay any sum due in respect of the notes.

          Payments in respect of the notes will be made in the coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debt.

          The insurance trustee shall instruct the insurer to pay any compensation due under the insurance policy to the principal paying agent on behalf of the indenture trustee. To the extent that funds are received in excess of those required to satisfy Brasil Telecom's obligations under the notes and the indenture then due and payable, the principal paying agent shall deposit such excess amounts in a segregated account of the indenture trustee until the next payment date when such funds shall be used by the indenture trustee to satisfy Brasil Telecom's obligations under the notes.

          To the extent at any time, the indenture trustee has insufficient funds to make payments in full on the notes, Brasil Telecom shall be obligated to deposit such additional amounts with the indenture trustee, or as the indenture trustee directs, as may be necessary to make such payments. Any such payment shall be in addition to any other amounts due and owing to the noteholders on any such date.

          In the case of amounts not paid by Brasil Telecom under the notes (after giving effect to any applicable grace period therefor), interest will continue to accrue on such amounts (except as provided below) at a rate equal to the default rate (i.e. 1% in excess of the note rate), from and including the date when such amounts were due (after giving effect to any applicable grace period therefor), and through but excluding the date of payment by Brasil Telecom, as the case may be; provided, however, that interest on the notes shall accrue at the note rate and not the default rate during the continuance of any suspension of Brasil Telecom's obligation to make payments under the indenture and the notes where the noteholders are otherwise receiving payments of interest at the note rate from the insurer under the insurance policy, or otherwise and; provided further that, to the extent that Brasil Telecom does not pay interest on any payment date, interest shall accrue (during the interest grace period and so long as no event of default has occurred and is continuing) on the amount of interest due on such payment date at a rate equal to the interest rate payable on the notes on the closing date.

          Subject to applicable law, the indenture trustee and the paying agents will pay to Brasil Telecom upon request any monies held by them for the payment of principal or interest that remains unclaimed for two years. Thereafter, noteholders entitled to these monies must seek payment from Brasil Telecom.

Additional Support

          The notes will benefit from certain limited support provided by the Qualifying Instruments and the insurance policy. See "The Insurer and the Insurance Policy—The Insurance Policy" and "—The Required Amount" below.

The Required Amount

          Brasil Telecom has provided to the indenture trustee certain reserves for the benefit of noteholders consisting of specified qualifying instruments ("Qualifying Instruments") in the form of (i) one or more irrevocable standby letters of credit meeting the requirements set forth below or (ii) a deposit in a segregated non-interest bearing reserve account with the indenture trustee in the indenture trustee's name and under its sole dominion and control for the benefit of the noteholders, or (iii) any combination of (i) and (ii), in each case in an aggregate amount equal to U.S.$13,011,445.31 (which represents the Required Amount on the closing date). Brasil Telecom has arranged for a letter of credit to be issued by Credit Suisse First Boston, acting through its Cayman Islands Branch, in respect of the Required Amount. Brasil Telecom will not grant a security interest in the reserve account, or any investments or deposits therein, to the indenture trustee in connection with the issuance of the notes. The indenture trustee has agreed to hold all funds from time to time on deposit in the foregoing reserve account for the sole and exclusive benefit of the noteholders and Brasil Telecom has agreed that it shall have no interest in any of the Qualifying Instruments (including such reserve account or the proceeds thereof). To the extent that the amounts available under the Qualifying Instruments exceed the Required Amount on any payment date and all, or a portion, of such excess is on deposit in the reserve account, the indenture trustee shall withdraw any such excess from amounts on deposit in the reserve account and apply such excess to pay amounts then due on the notes and the indenture. Additionally, on the expected maturity date, to the extent that no Currency Inconvertibility Event shall have occurred and be continuing, the indenture trustee shall apply the full amount of any cash on deposit in the reserve account to pay amounts due on the notes on the expected maturity date.

          Brasil Telecom shall also be required to ensure that the amount available under the Qualifying Instruments is equal to the Required Amount, which shall equal the sum of the following items:

(i)	six months interest on the notes at the initial note rate;

(ii)

prior to Brasil Telecom satisfying its obligations under the registration rights agreement, an amount equal to eighteen calendar-months interest on the notes at the additional rate of 0.50%; (iii) 90 days of interest (calculated at the initial note rate) on the amount of interest payable under the notes on a single interest payment date (calculated, until Brasil Telecom satisfies its obligations under the registration rights agreement, at a rate equal to the sum of the initial note rate plus 0.5% per annum);

(iv)

an amount representing indenture trustee fees due and payable by Brasil Telecom to the indenture trustee during any eighteen-month period, but not representing any costs or expenses potentially due in any such period;

(v)

an amount representing fees due and payable to the insurance trustee (as defined under "Description of the Insurer and the Insurance Policy—Insurance Trust") by Brasil Telecom to the insurance trustee during an eighteen month period, but not representing or including any costs or expenses potentially due in any such period;

(vi)

an amount equal to 10% of an amount equal to twelve months of interest on the notes at the initial note rate (which when added to amounts payable under the insurance policy will equal 100% of interest on the notes at the initial note rate for the twelve months of interest covered under the insurance policy); and

(vii)

any additional amounts as may be required as a result of the involuntary cancellation or termination of the insurance policy or certain other related events as contemplated herein and in clause (m) under "—Events of Default."

          At issuance, any letter of credit shall (i) be issued or confirmed by a commercial bank rated not less than "Prime-1" by Moody's or "A+" by Fitch (if rated by Fitch), (ii) name the indenture trustee as the sole beneficiary thereof, and (iii) be unconditionally drawable (subject to the delivery of certain customary certification documents) by the indenture trustee at any time for payment directly into the reserve account in the event where a specified Currency Inconvertibility Event described under "The Insurer and the Insurance Policy—The Insurance Policy" has occurred which results in Brasil Telecom's inability to satisfy its obligations to make payment under the indenture and the notes.

          The indenture trustee will be required to draw on the Qualifying Instruments in the case where a specified Currency Inconvertibility Event results in Brasil Telecom's inability to satisfy its obligations to make payments under the indenture and the notes. The indenture trustee shall also be entitled to draw on any letter of credit (i) in the event that the financial institution issuing or confirming any such letter of credit has its rating downgraded by Moody's below "Prime-1" or "A+" by Fitch (if rated by Fitch) or (ii) if the financial institution which issued any such letter of credit has notified the indenture trustee that it will not renew or replace such letter of credit and Brasil Telecom has not presented the indenture trustee with an acceptable replacement letter of credit.

          Initially, one or more letters of credit has been issued by Credit Suisse First Boston, acting through its Cayman Islands Branch. Each letter of credit may be replaced by or on behalf of Brasil Telecom with one or more letters of credit meeting the criteria for letters of credit set forth above provided that (i) no default or event of default under the indenture shall have occurred and be continuing or will occur as a result of the replacement of the letter of credit, (ii) Moody's and Fitch reconfirms that the then current rating of the notes both before and after the replacement of the letter of credit is and will be not less than "Baa3" and "BBB-," respectively and (iii) Brasil Telecom shall submit a draft of any such replacement letter of credit to the indenture trustee not less than five business days prior to the proposed delivery thereof, the indenture trustee shall have approved of the form of any such replacement letter of credit, and such replacement letter of credit is delivered in the form supplied to and approved by the indenture trustee.

          So long as no event of default under the indenture shall have occurred and be continuing, the amounts on deposit in the reserve account may be invested in permitted investments (as defined herein) at the direction of Brasil Telecom. If (i) an event of default shall have occurred and be continuing or (ii) the indenture trustee shall not have received any direction as to the permitted investments to be purchased, all amounts on deposit in the reserve account will be invested by the indenture trustee in investments of the type described in clause (vi) of the definition of permitted investments. All interest earned on the permitted investments deposited in the reserve account shall be retained in the reserve account and shall be available to the indenture trustee to make any payment of principal, interests and other amounts due under the notes and the indenture. For purposes hereof, "permitted investments" shall consist of:

(i)

direct or indirect obligations of the United States of America, or of any agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America which are not callable or redeemable at the option of the issuer thereof at a price less than what was paid;

(ii)

demand and time deposit certificates of deposit of, banker's acceptances issued by, or Federal funds sold by, any depository institution or trust company incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by U.S. federal and/or state authorities so long as at the time of such investment or contractual commitment providing for such investment the commercial paper or other short-term debt obligations of such depository institution or trust company have a short-term credit rating of at least "P-1" by Moody's, "A-1" by S&P and "F-1" by Fitch (if rated by Fitch);

(iii)

repurchase obligations with respect to (A) any security described in clause (i) above or (B) any other security issued and/or guaranteed by an agency or instrumentality of the United States of America, in either case entered into with a depository institution or trust company (acting as principal) described in clause (ii) above;

(iv)

commercial paper which has at the time of such investment a rating of at least "P-1" by Moody's, a rating of at least "A-1" by S&P and a rating of at least "F-1" by Fitch (if rated by Fitch); provided, however, that permitted investments shall not include any debt obligations (or other securities) issued by Brasil Telecom or any affiliate thereof;

(v)	any money market funds rated not less than "Aaa" by Moody's, "AAA" by S&P and "AAA" by Fitch (if rated by Fitch) investing in any of the foregoing permitted investments; and

(vi)

The Bank of New York Cash Reserve, any successor to The Bank of New York Cash Reserve so long as in each case such Cash Reserve maintains a rating of not less than "Aaa" by Moody's, "AAA" by S&P and "AAA" by Fitch (if rated by Fitch) or any equivalent money market mutual fund rated not less than "Aaa" by Moody's, "AAA" by S&P and "AAA" by Fitch (if rated by Fitch).

          So long as the notes shall be outstanding, the indenture trustee will be entitled to draw upon the reserve account described above if any Currency Inconvertibility Event results in an inability of Brasil Telecom to satisfy its payment obligations under the indenture or the notes. Brasil Telecom shall be required to arrange for an increase in the amounts available under the letter of credit or deposit funds in the reserve account within five business days of the cessation of any Currency Inconvertibility Event so that the aggregate amount then available under the letter of credit, together with all amounts on deposit in the reserve account, shall equal the Required Amount, less any amounts in respect of additional interest that Brasil Telecom shall have the right to request be returned to it in the event it shall have satisfied its obligations under the registration rights agreement.

          So long as the notes shall be outstanding, the indenture trustee will be entitled to draw on the Qualifying Instruments if any specified Currency Inconvertibility Event results in an inability of Brasil Telecom to satisfy its payment obligations under the indenture and/or the notes. Brasil Telecom shall be required to arrange for an increase in the amounts available under the Qualifying Instruments within five business days of the cessation of any such Currency Inconvertibility Event so that the aggregate amount then available under the Qualifying Instruments shall equal the Required Amount.

          The amounts available under the Qualifying Instruments must also be increased if at any time the insurance policy is no longer in effect, other than due to a voluntary cancellation or withdrawal of the insurance policy as permitted under the indenture as a result of the notes meeting certain specified ratings. The amount of such increase shall be equal in amount to the amount of coverage under the insurance policy immediately prior to its cancellation or withdrawal. See "The Insurer and the Insurance Policy."

          In the event that the insurance policy is cancelled at the request of Brasil Telecom as the result of a ratings event as described in "The Insurer and the Insurance Policy—The Insurance Policy" the indenture trustee shall allow the letter of credit to be cancelled. Any amounts on deposit in the reserve account shall be applied by the indenture trustee on the next interest payment date and any succeeding payment date, to the extent that funds are available thereunder, to pay all amounts due under the notes and the indenture on such payment date.

The Insurance Policy

          The noteholders also initially indirectly have the benefit of the insurance policy provided by the insurer. The insurance policy provides limited insurance against the inability of Brasil Telecom to convert reais into U.S. dollars or transfer U.S. dollars outside of Brazil to the indenture trustee in satisfaction of amounts to be paid by it under the indenture and the notes, as the case may be. The amount of the insurance equals 90% of an amount equal to twelve months of interest on the notes at the initial note rate. This amount of insurance, together with an amount equal to 10% of an amount equal to twelve months of interest at the initial note rate available under a letter of credit, provide for payment to the noteholders of twelve months of interest on the notes at the initial note rate upon the occurrence of a Currency Inconvertibility Event. See "The Insurer and the Insurance Policy—The Insurance Policy."

          The insurer's obligation to pay claims under the insurance policy is subject to certain conditions, limitations and exclusions that may affect the ability of the noteholders to receive payments on the notes, including a waiting period of approximately 180 calendar days and the holders of the notes being in compliance with certain representations and warranties deemed to have been made by them upon acquisition of the notes (and an interest in the insurance trust that will hold the insurance policy), as described below. See "The Insurer and the Insurance Policy".

          As described below under "The insurer and the Insurance Policy," at any time on or after the third or any subsequent anniversary of the closing date, Brasil Telecom may direct the insurance trustee to cancel the insurance policy upon 90 days prior written notice provided that Moody's and Fitch confirm that the ratings for the notes after giving effect to such cancellation is at least "Baa3" and "BBB–", respectively and certain other conditions precedent have been satisfied. Any such cancellation shall be effective as of such anniversary provided that certain conditions precedent to the cancellation of the insurance policy have been satisfied. See "The Insurer and the Insurance Policy—The Insurance Policy."

          In the event of an involuntary cancellation of the insurance policy by the insurer or any non-payment thereunder, an event of default will occur unless Brasil Telecom arranges for additional amounts to be available under the Qualifying Instruments. See "—The Required Amount" and "—Events of Default."

Additional Amounts

         Except as provided below, Brasil Telecom will make all payments of principal and interest on the notes without withholding or deduction for or on account of any present or future taxes, duties, assessments, fees, levies or other governmental charges of any nature (and any fines, penalties, or interest related thereto) (collectively, "Taxes") imposed by Brazil, Japan (to the extent that any paying agent is organized in Japan), Luxembourg or by the jurisdictions in which any paying agents appointed by Brasil Telecom are organized or the location where payment is made, or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a "Taxing Jurisdiction"). If Brasil Telecom is required by law to withhold or deduct any such Taxes, except as provided below, Brasil Telecom will (i) use its reasonable efforts to obtain an exemption from the payment of (or otherwise avoid the obligation to pay) the Taxes which have resulted in the requirement that it pay additional amounts and (ii) in any event pay the noteholders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

         Brasil Telecom will not, however, pay any additional amounts in connection with any Tax that is imposed due to any of the following:

  the noteholder or beneficial owner has some connection (present or former) with the Taxing Jurisdiction other than merely holding the notes or receiving principal or interest payments on the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management present or deemed present within the Taxing Jurisdiction);

  any Tax imposed on, or measured by, overall net income;

  the noteholder or beneficial owner fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the Taxing Jurisdiction, if (i) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, duty, assessment or other governmental charge, (ii) the noteholder or beneficial owner is able to comply with such requirements without undue hardship and (iii) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty shall apply, Brasil Telecom or the indenture trustee has notified all noteholders that they will be required to comply with such requirements;

  the noteholder fails to present (where presentation is required) its note within 30 calendar days after Brasil Telecom has made available to the noteholder a payment of principal or interest, provided that Brasil Telecom will pay additional amounts which such noteholder would have been entitled to had the note owned by such noteholder been presented on any day (including the last day) within such 30 calendar-day period;

  any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges.

         Brasil Telecom will also (i) make such withholding or deduction and (ii) remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law. Upon the written request from the indenture trustee, Brasil Telecom will furnish to the indenture trustee, within five business days after the delivery of such written request, certified copies of tax receipts or, if such receipts are not obtainable, documentation reasonably satisfactory to the indenture trustee evidencing such payment by Brasil Telecom. Upon the written request of the noteholders to the indenture trustee, copies of such receipts or other documentation, as the case may be, will be made available to the noteholders. At least 10 business days prior to each date on which any payment under or with respect to the notes is due and payable, if Brasil Telecom is obligated to pay additional amounts with respect to such payment, Brasil Telecom, as applicable, will deliver to the indenture trustee an officer's certificate stating that additional amounts will be payable, the amounts so payable and setting forth such other information as the indenture trustee shall reasonably require for tax purposes.

         Brasil Telecom will, upon the written request of any noteholder, indemnify and hold harmless and reimburse such noteholder for the amount of any Taxes imposed by a Taxing Jurisdiction (other than any such Taxes for which the noteholder would not have been entitled to receive additional amounts pursuant to any of the conditions described in the second paragraph of this section) so imposed on, and paid by, such noteholder as a result of any payment of principal or interest on the notes, so that the net amount received by such noteholder after such reimbursement would not be less than the net amount the noteholder would have received if such Taxes would not have been imposed or levied and so paid.

         Brasil Telecom will pay any stamp, administrative, court, documentary, excise or property taxes arising in any Taxing Jurisdiction in connection with the notes and will indemnify the noteholders for any such taxes paid by noteholders.

         Brasil Telecom has also agreed, if the conclusions of the ECOFIN Council meeting of November 26-27, 2000 are implemented, to maintain a paying agent in an European Union member state that will not be obligated to withhold or deduct tax under the applicable directive.

         If (i) Brasil Telecom shall be required to pay additional amounts under the terms of the notes and the indenture during the continuance of a Currency Inconvertibility Event in a currency other than reais, (ii) Brasil Telecom certifies to the indenture trustee in writing that it is unable to pay such additional amounts in U.S. dollars and that such additional amounts can not be satisfied by Brasil Telecom's payment of such amounts in reais directly to an authority in such Taxing Jurisdiction, and (iii) the noteholders are otherwise receiving payments of interest at the note rate from the insurer under the insurance policy, or otherwise, then Brasil Telecom's obligation to pay such amounts will be deferred until the earlier to occur of (x) 5 business days after the end of such Currency Inconvertibility Event and (y) the date on which noteholders are not otherwise receiving payments of interest at the note rate from the insurer under the insurance policy, or otherwise.

         All references to principal, interest, or other amounts payable on the notes shall be deemed to include any additional amounts payable by Brasil Telecom under the notes or the indenture. The foregoing obligations shall survive any termination, defeasance or discharge of the notes and the indenture.

         If Brasil Telecom shall at any time be required to pay additional amounts to noteholders pursuant to the terms of the notes and the indenture, Brasil Telecom will use its reasonable endeavors to obtain an exemption from the payment of (or otherwise avoid the obligation to pay) the tax, assessment or other governmental charge which has resulted in the requirement that it pay such additional amounts.

Certain Covenants

         For so long as any of the notes are outstanding and Brasil Telecom has obligations under the indenture and the notes, Brasil Telecom will, and will cause each of its subsidiaries to, comply with the terms of the covenants, among others, set forth below:

Performance obligations under the notes and the indenture

         Brasil Telecom shall duly and punctually pay all amounts owed by it, and comply with all its other obligations, under the terms of the notes and the indenture.

Performance obligations under specified transaction documents

         Brasil Telecom will agree to duly and punctually perform, comply with and observe all obligations and agreements to be performed by it set forth in the insurance policy, the company support agreement, the insurance trust agreement, the insurance policy application, the registration rights agreement, each letter of credit, the application for listing the notes with the Luxembourg Stock Exchange and the DTC letter of representations completed by Brasil Telecom in connection with the notes (which documents together with the indenture and the notes are collectively referred to as the "transaction documents").

Maintenance of corporate existence

         Brasil Telecom will, and will cause each of its subsidiaries to, maintain in effect its corporate existence and all registrations necessary therefor and take all actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations provided that this covenant shall not require Brasil Telecom or any of its subsidiaries to maintain any such right, privilege, title to property, franchise or the like or require Brasil Telecom to preserve the corporate existence of any subsidiary, if the failure to do so would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Maintenance of properties

         Brasil Telecom will, and will cause each of its subsidiaries to, keep all its property used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted, provided that this covenant shall not require Brasil Telecom or any of its subsidiaries to maintain any such property if the failure to do so does not, and will not, have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Compliance with laws

         Brasil Telecom will comply, and will cause its subsidiaries to comply, at all times with all applicable laws, rules, regulations, orders and directives of any government or government agency or authority having jurisdiction over Brasil Telecom, Brasil Telecom's business or any of the transactions contemplated herein, except where the failure by Brasil Telecom to comply would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Maintenance of government authorizations

         Brasil Telecom will, and will cause its subsidiaries to, duly obtain and maintain in full force and effect all consents, concessions, authorizations, approvals or licenses of any government or governmental agency or authority under the laws of Brazil or any other jurisdiction having jurisdiction over Brasil Telecom or its subsidiaries, as the case may be, necessary in all cases for Brasil Telecom or its subsidiaries, as the case may be, (i) to operate the business of offering telecommunications services in Brazil, including without limitation any concession (each a "Concession") and any authorization or approval (each an "Authorization") granted by the Brazilian government to offer telecommunications services in Brazil, and (ii) to perform its obligations under the transaction documents, including, without limitation, any authorization required to obtain and transfer U.S. dollars or any other currency which at that time is legal tender in the United States out of Brazil in connection with the notes and the indenture, except (x) the foregoing shall not apply to any such authorization during any Currency Inconvertibility Event and (y) in the case of both (i) and (ii) above, where the failure to do so would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Payments of taxes and other claims

         Brasil Telecom will, and will cause each of its subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon Brasil Telecom or such subsidiary, as the case may be, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Brasil Telecom or such subsidiary, as the case may be; provided, however, that neither Brasil Telecom nor any subsidiary will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (x) whose amount, applicability or validity is being contested in good faith and, if appropriate, by appropriate legal proceedings or (y) where the failure to do so would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Maintenance of insurance

         Brasil Telecom will, and will cause each of its subsidiaries to, maintain insurance with insurance companies that Brasil Telecom and its subsidiaries reasonably believe to be financially sound in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning and/or operating properties or facilities similar to those owned and/or operated by Brasil Telecom or its subsidiaries, as the case may be, in the same general locations in which Brasil Telecom and its subsidiaries own and/or operate their properties or facilities, except where the failure to maintain such insurance would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Maintenance of books and records

         Brasil Telecom shall, and shall cause each of its subsidiaries to, maintain books, accounts and records in all material respects in accordance with applicable law.

Maintenance of office or agency

         Brasil Telecom shall maintain an office or agency in the Borough of Manhattan, The City of New York, where notices to and demands upon Brasil Telecom in respect of the indenture and the notes may be served. Initially this office will be at the offices of CT Corporation System located at 111 Eighth Avenue, New York, NY 10011, and Brasil Telecom will agree not to change the designation of such office without prior notice to the indenture trustee and designation of a replacement office in the same general location.

Ranking

         Brasil Telecom will ensure that the notes will constitute general senior, unsecured and unsubordinated obligations of Brasil Telecom and will rank pari passu, without any preferences among themselves, with all other present and future unsecured and unsubordinated obligations of Brasil Telecom (other than obligations preferred by statute or by operation of law).

Notice of certain events

         Brasil Telecom will give notice to the indenture trustee, as soon as is practicable and in any event within ten calendar days after Brasil Telecom becomes aware or should reasonably become aware, of the occurrence of any event of default or an event which with the passage of time or notice may become an event of default (a "default"), accompanied by a certificate of a responsible officer of Brasil Telecom setting forth the details of such event of default or default and stating what action Brasil Telecom proposes to take with respect thereto.

         Brasil Telecom will also give notice to the indenture trustee, as soon as is practicable and in any event within five business days after Brasil Telecom becomes aware of any action taken by the Brazilian government that could give rise to a Currency Inconvertibility Event; provided, however, that if a Currency Inconvertibility Event shall have occurred in the five business days preceding a payment date that limits or restricts the ability of Brasil Telecom to convert reais into U.S. dollars or transfer U.S. dollars outside of Brazil in satisfaction of its obligations under the transaction documents, Brasil Telecom shall give notice of such event promptly and in any event not later than the business day prior to such payment date; and provided further, that if any such event occurs on a payment date, Brasil Telecom shall give notice of such event no later than such payment date.

Limitation on consolidation, merger, sale or conveyance

         Brasil Telecom will not, in one or a series of transactions, consolidate or amalgamate with or merge into any Person (as defined below under "Limitation on liens") or convey, lease or transfer all or substantially all of its assets to any Person (but excluding any subsidiary of Brasil Telecom) to merge with or into it unless:

(i)	either Brasil Telecom is the continuing entity or the Person formed by such consolidation or into which Brasil Telecom is merged or that acquired or leased such property or assets of Brasil

Telecom will be a company organized and validly existing under the laws of Brazil or the United States and shall assume (jointly and severally with Brasil Telecom unless Brasil Telecom shall have ceased to exist as part of such merger, consolidation or amalgamation), by a supplemental indenture (the form and substance of which shall be previously approved by the indenture trustee), all of Brasil Telecom's obligations on the notes and under the indenture;

(ii)

the successor company (jointly and severally with Brasil Telecom unless Brasil Telecom shall have ceased to exist as a result of such merger, consolidation or amalgamation) agrees to indemnify each noteholder against any tax, assessment or governmental charge thereafter imposed on such noteholder solely as a consequence of such consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest on, the notes;

(iii)	immediately after giving effect to the transaction, no event of default, or default has occurred and is continuing;

(iv)

Brasil Telecom has delivered to the indenture trustee an officer's certificate and an opinion of counsel, each stating that the transaction and the supplemental indenture, if applicable, comply with the indenture and that all conditions precedent provided for in the indenture and relating to such transaction have been complied with; and

(v)	Brasil Telecom shall have delivered notice of any such transaction to Moody's and Fitch (which notice shall contain a description of such merger, consolidation or conveyance).

         Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default shall have occurred and be continuing at the time of such proposed transaction or would result therefrom:

(i)

Brasil Telecom may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to a subsidiary of Brasil Telecom in cases when Brasil Telecom is the surviving entity in such a transaction and such transaction would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole, it being understood that if Brasil Telecom is not the surviving entity, Brasil Telecom shall be required to comply with the requirements set forth in the previous paragraph; or

(ii)

any subsidiary of Brasil Telecom may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any Person (other than a shareholder of Brasil Telecom, with the exception of Brasil Telecom Participações S.A.) in cases when such transaction would not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole; or

(iii)	any subsidiary of Brasil Telecom may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other subsidiary of Brasil Telecom; or

(iv)

any subsidiary of Brasil Telecom may liquidate or dissolve if Brasil Telecom determines in good faith that such liquidation or dissolution is in the best interests of Brasil Telecom, and would not result in a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Brasil Telecom.

         If as a result of the above, another company is substituted in place of Brasil Telecom as issuer of the notes, a supplemental prospectus will be prepared and delivered to the Luxembourg Stock Exchange and notice will be published as required by the rules of the Luxembourg Stock Exchange.

Limitation on liens

         Brasil Telecom will not, and will not cause or permit any of its Material Subsidiaries (as defined below) to, issue, assume or guarantee any Indebtedness, if that Indebtedness is secured by a Lien upon any property of any such person now owned or hereafter acquired, unless, together with the issuance, assumption or guarantee of such Indebtedness, the notes shall be secured equally and ratably with (or prior to) such Indebtedness.

         This restriction does not apply to:

(i)	any Lien in existence on the date of the indenture;

(ii)

any Lien on any property acquired, constructed or improved by Brasil Telecom or any of its subsidiaries after the date of the indenture, which is created, incurred or assumed contemporaneously with, or within 12 months after, that acquisition (or in the case of any such property constructed or improved, after the completion or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of any part of the purchase price of such property or the costs of that construction or improvement (including costs such as escalation, interest during construction and finance costs); provided that in the case of any such construction or improvement the Lien shall not apply to any other property owned by Brasil Telecom or any of its subsidiaries, other than any unimproved real property on which the property so constructed, or the improvement, is located;

(iii)	any Lien on any property which secures Indebtedness owing to an Official Lender;

(iv)

any Lien on any property existing at the time of its acquisition and which is not created as a result of or in connection with or in anticipation of that acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property);

(v)

any Lien on any property acquired from a corporation or any other Person which is merged with or into Brasil Telecom or its subsidiaries, or any Lien existing on property of a corporation or any other Person which existed at the time such corporation becomes a subsidiary of Brasil Telecom and, in either case, which is not created as a result of or in connection with or in anticipation of any such transaction (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such corporation);

(vi)

any Lien which secures only Indebtedness owing by any of Brasil Telecom's subsidiaries, to one or more of Brasil Telecom's subsidiaries or to Brasil Telecom and one or more of Brasil Telecom's subsidiaries;

(vii)

any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) through (vi) inclusive; provided that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property);

(viii)

any Liens for taxes not yet delinquent or due which are being contested in good faith by appropriate actions or proceedings; provided that adequate reserves with respect thereto are maintained on the books of Brasil Telecom;

(ix)	carriers', warehousemens', mechanics', materialmens', repairmens' or other statutory Liens arising in the ordinary course of business;

(x)	easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business;

(xi)

Liens incurred in the ordinary course of business in connection with workers compensation claims, unemployment insurance and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; and

(xii)

any Lien of Brasil Telecom or any of its subsidiaries that does not fall within paragraphs (i) through (xi) above and that secures an aggregate amount of Indebtedness which, when aggregated with then outstanding Indebtedness secured by all other Liens of Brasil Telecom and its subsidiaries permitted under this paragraph (xii) (together with any Sale and Lease-Back Transaction (as defined below) that would otherwise be prohibited by the provisions of the indenture described below under "—Limitations on sale and lease-back transactions") does not exceed 8% of Consolidated Total Assets at the time any such Indebtedness is incurred or Lien is entered into.

         Notwithstanding the foregoing, Brasil Telecom will not create any Liens on the capital stock of any of its Material Subsidiaries.

         As used herein, the following terms have the respective meanings set forth below:

         "Consolidated Total Assets" means the total amount of assets of Brasil Telecom and its consolidated subsidiaries other than goodwill appearing on the most recently available annual or quarterly consolidated financial statements of Brasil Telecom and its subsidiaries prepared in accordance with Brazilian GAAP.

         "Hedge Agreements" mean any interest rate protection agreements, interest rate swaps, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements so long as such agreements are entered into solely for the purpose of managing Brasil Telecom's consolidated borrowings or investments, hedging Brasil Telecom's consolidated underlying assets or liabilities or in connection with Brasil Telecom's and its subsidiaries' line of business, and not for the purposes of speculation.

         "Indebtedness" of any Person means, without duplication,

(i)	indebtedness of such Person for borrowed money;

(ii)

all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade accounts payable for which there is no interest due and payable (other than default interest) according to the terms of such obligations and which are incurred in the ordinary course of such Person's business but only if and for so long as the same remain payable on customary trade terms);

(iii)

all reimbursement or payment obligations of such Person with respect to letters of credit, bankers' acceptances, surety bonds and similar instruments, except for reimbursement or payment obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) above or (iv), (vii) or (viii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth business day following receipt by such Person of a demand for reimbursement);

(iv)

all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses;

(v)

all indebtedness of such Person created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property);

(vi)	all net obligations of such Person with respect to Hedge Agreements;

(vii)

all direct or indirect guaranties in respect of, and all obligations (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, any indebtedness referred to in clauses (i) through (vi) above; and

(viii)

all indebtedness referred to in clauses (i) through (vii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

         "Material Subsidiary" means, in respect of Brasil Telecom, any direct or indirect "significant subsidiary" thereof as such term is defined in Rule 12b-2 of the Exchange Act and those subsidiaries specifically identified in the indenture.

         "Official Lender" means (a) any Brazilian governmental financial institution, agency or development bank (or any other bank or financial institution representing or acting as agent for any of such institutions, agencies or banks), including, without limitation, Banco Nacional de Desenvolvimento Econômico e Social and the related system, (b) any multilateral or foreign governmental financial institution, agency or development bank (or any other bank or financial institution representing or acting as agent for any such institutions, agencies or banks), including, without limitation, the World Bank, the International Finance Corporation and the Inter-American Development Bank and (c) any governmental authority of jurisdictions where Brasil Telecom or any of its subsidiaries conducts business (or any bank or financial institutions representing or acting as agent for such governmental authority).

         "Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or any nation or government, any state, province or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

         "Sale and Lease-Back Transaction" means any transaction or series of related transactions pursuant to which Brasil Telecom or any of its subsidiaries sells or transfers any property to any Person with the intention of taking back a lease of such property.

Limitations on sale and lease-back transactions

         Brasil Telecom will not, and will not permit any of its subsidiaries to, enter into any Sale and Lease-Back Transaction with respect to any property of such person, unless either:

(i)

Brasil Telecom or that subsidiary would be entitled pursuant to the provisions of the indenture described above under "—Limitation on liens" (including any exception to the restrictions set forth therein) to issue, assume or guarantee Indebtedness secured by a Lien on any such property without equally and ratably securing the notes, or

(ii)

Brasil Telecom or that subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the property so leased, to the retirement, within 12 months after the effective date of the Sale and Lease-Back Transaction, of any of Brasil Telecom's Indebtedness ranking at least pari passu with the notes and owing to a person other than Brasil Telecom or any of its subsidiaries or to the construction or improvement of real property or personal property used by Brasil Telecom or any of its subsidiaries in the ordinary course of business.

         These restrictions will not apply to either:

(i)	transactions providing for a lease term, including any renewal, of not more than three years; or

(ii)	transactions between Brasil Telecom and any of its subsidiaries or between Brasil Telecom's subsidiaries.

Limitation on the ability to Incur additional Indebtedness

         Brasil Telecom shall not, and shall not permit any of its subsidiaries to, in the aggregate to Incur additional Indebtedness if, at the time that it Incurs any such additional Indebtedness and after giving effect to the incurrence of any such additional Indebtedness:

(i)	the ratio of Brasil Telecom's consolidated EBITDA for the last four quarters to the total amount of Financial Expense (as defined below) for the last four quarters is less than 1.75:1; or

(ii)

the ratio of total outstanding consolidated Indebtedness of Brasil Telecom, including such additional Indebtedness, to the consolidated EBITDA for the last four quarters of Brasil Telecom is greater than 4.0:1.

         For the purpose of the tests set forth above:

         "total outstanding consolidated Indebtedness" means, at date of determination, the total consolidated Indebtedness of Brasil Telecom (as set forth in the most recently available annual or quarterly consolidated balance sheet of Brasil Telecom prepared in accordance with Brazilian GAAP), adjusted to give effect, on a pro forma basis, to (i) the proposed additional Indebtedness to be Incurred and any other Indebtedness Incurred since the date of the most recently available annual or quarterly consolidated balance sheet prepared in accordance with Brazilian GAAP and (ii) the redemption, repayment or repurchase of any other Indebtedness since the date of the most recently available annual or quarterly consolidated balance sheet of Brasil Telecom prepared in accordance with Brazilian GAAP.

         "Incur" or "Incurred" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or capital stock of a person existing at the time such person becomes a subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such person at the time it becomes a subsidiary; provided, further, that solely for purposes of determining compliance with "—Limitation on the ability to Incur additional Indebtedness," amortization of debt discount shall not be deemed to be Incurred Indebtedness; provided, further, that in the case of Indebtedness issued or sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at the stated maturity of such Indebtedness.

         "Financial Expense" means all interest or similar amounts paid to third parties, commissions, discounts and fees related to loans, letter of credit and expenses relating to hedge or similar agreements but shall not include interest paid on shareholders' equity or any other liabilities to shareholders accounted for as an expense pursuant to Brazilian law 9,244/95, as such law may be amended or superseded from time to time.

         Notwithstanding the foregoing, Brasil Telecom and its subsidiaries may Incur the following Indebtedness:

         (x) Indebtedness the net proceeds of which are used to refinance any Indebtedness of Brasil Telecom or its subsidiaries outstanding on the date of the indenture, any Indebtedness permitted by items (i) and (ii) above or any Indebtedness permitted by this item (x) or item (y) below; provided, however, that (A) the principal amount of the Indebtedness issued in connection with such refinancing will not exceed the principal amount of the refinanced Indebtedness and (B) the newly issued Indebtedness will (I) not mature prior to the stated maturity date of the refinanced Indebtedness, (II) have an average life equal to or greater than the remaining average life of the refinanced Indebtedness and (III) have a ranking no greater than the refinanced Indebtedness; and

         (y) Indebtedness that does not fall within (i) above which does not exceed U.S.$300 million during any fiscal year.

         As used herein, "EBITDA" means, for any relevant period, the sum of (i) the consolidated operating income (or loss) of Brasil Telecom and (ii) all amounts attributable to depreciation and amortization, in each case as determined in accordance with Brazilian GAAP.

Transactions with affiliates

         Brasil Telecom shall not, and shall not permit any of its subsidiaries to, enter into or carry out (or agree to enter into or carry out) any transaction or arrangement with any affiliate, except for any transaction or arrangement entered into or carried out on terms no less favorable to Brasil Telecom or such subsidiary than those which could have been obtained on an arm's-length basis with a person that is not an affiliate; provided however, that the foregoing shall not apply to transactions between Brasil Telecom and any of its respective subsidiaries not involving any other person so long as consummation of any such transaction will not have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or have a material adverse effect on the rights of the noteholders.

Limitation on dividends and other payment restrictions affecting subsidiaries

         Brasil Telecom shall also ensure that each of its subsidiaries will not agree or become subject to any restriction at any time that has the effect of limiting such subsidiary's ability to (a) declare or pay any dividends on or make any other distributions permitted by applicable law in respect of any class of its capital stock or any warrant to acquire any such capital stock or (b) directly or indirectly purchase, redeem or otherwise acquire or retire any of its capital stock or any warrant to acquire any such capital stock; provided, however, the foregoing shall not apply to any existing restrictions in existence on the date of the indenture, any restrictions imposed by operation of law, or any restrictions with respect to a subsidiary that is imposed pursuant to an agreement which has been entered into for the sale or disposition of a majority or more of such subsidiary's capital stock.

Provision of financial statements and reports

         In the event Brasil Telecom shall file any financial statements or reports with the SEC or shall publish or otherwise make such statements or reports publicly available in Brazil, the United States or elsewhere, Brasil Telecom shall furnish a copy of such statements or reports to the indenture trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available, as the case may be.

Further actions

         Brasil Telecom will, at its own cost and expense, and will cause its subsidiaries to, at their own cost and expense, satisfy any condition or take any action (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required, as may be necessary or as the indenture trustee may reasonably request, in accordance with applicable laws and/or regulations, to be taken, fulfilled or done in order to (a) perfect and maintain the validity, effectiveness and priority of any Liens created under the indenture, (b) enable Brasil Telecom to lawfully enter into, exercise its rights and perform and comply with its obligations under the notes, the indenture and each of the other transaction documents, as the case may be, (c) ensure that Brasil Telecom's obligations under the notes, the indenture and each of the other transaction documents are legally binding and enforceable, (d) make the notes, the indenture and each of the other transaction documents admissible in evidence in the courts of the State of New York or Brazil, (e) enable the indenture trustee to exercise and enforce its rights under and carry out the terms, provisions and purposes of the indenture and each of the other transaction documents, (f) take any and all action necessary to preserve the enforceability of, and maintain the indenture trustee's rights under the indenture and each of the other transaction documents and (g) assist the indenture trustee, to the extent reasonably practicable, in the indenture trustee's performance of its obligations under the indenture and each of the other transaction documents.

Available information

         Brasil Telecom will file with the indenture trustee copies of its annual report and the information, documents and other reports that it is required to file with the SEC pursuant to Sections 12, 13 or 15(d) of the Exchange Act.

         Brasil Telecom will make available to the prospective holders of the notes at the corporate trust office of the trustee under the indenture governing the notes, copies of the indenture as well as Brasil Telecom's annual report in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with Brazilian Corporate Law Method.

Appointment to fill a vacancy in the office of the indenture trustee

         Brasil Telecom, whenever necessary to avoid or fill a vacancy in the office of the indenture trustee, will appoint in the manner set forth in the indenture, a successor indenture trustee, so that there shall at all times be an indenture trustee with respect to the notes and shall give notice of any such appointment to the Luxembourg Stock Exchange and will publish notice upon appointment of a successor trustee as required by the rules of the Luxembourg Stock Exchange.

Redemption

Redemption at maturity

         Unless previously redeemed, or purchased and cancelled, the notes shall be redeemed at their principal amount in U.S. dollars on the final maturity date. The redemption price payable at such time shall be the original principal amount of the notes plus accrued and unpaid interest thereon at the note rate and all other amounts due and payable under the terms of the notes and the indenture.

Early redemption for taxation reasons

         Brasil Telecom may redeem the notes in whole, but not in part, upon giving not less than 30 nor more than 60 calendar days' notice to the noteholders (which notice may be cancelled upon the occurrence of a Currency Inconvertibility Event) if (i) Brasil Telecom would otherwise become obligated to pay additional amounts based on a rate in excess of 15% of the gross amount payable with respect to the notes as a result of any generally applicable change in or amendment to the applicable laws or regulations of Brazil, or any generally applicable change in the application or official interpretation of such laws or regulations (including a determination by a court of competent jurisdiction), in each case, which change or amendment becomes effective after the date of the original issuance of any of the notes and (ii) Brasil Telecom cannot avoid its obligations to pay such additional amounts by taking reasonable measures available to Brasil Telecom. However, any such notice of redemption shall be given within 60 calendar days of the earliest date on which Brasil Telecom would be obligated to pay such additional amounts if a payment in respect of the notes were then due. Prior to the giving of any notice of redemption described in this paragraph, Brasil Telecom will deliver to the indenture trustee an officer's certificate stating that Brasil Telecom is entitled to redeem the notes in accordance with the terms of the indenture and stating the facts relating to such redemption. Concurrently, Brasil Telecom will deliver to the indenture trustee a written opinion of counsel to the effect that Brasil Telecom has become obligated to pay such additional amounts as a result of a change or amendment described above, that Brasil Telecom cannot avoid payment of such additional amounts by taking reasonable measures available to Brasil Telecom and that all governmental approvals necessary for Brasil Telecom to effect such redemption have been obtained and are in full force and effect or specifying any necessary approvals that have not been obtained. In any such redemption, Brasil Telecom shall pay the indenture trustee on the date fixed for redemption an amount in U.S. dollars equal to the sum of (i) the then outstanding principal amount of the notes, (ii) all unpaid interest accrued to the date fixed for redemption and (iii) all other amounts owed to noteholders under the terms of the indenture or the notes. No such redemption shall be effective unless and until the indenture trustee receives the amount payable upon redemption as set forth above.

Early redemption at the option of Brasil Telecom

         Brasil Telecom or, at the option of Brasil Telecom, any person designated by it, may redeem or repurchase the notes in whole, but not in part, on any date on or after February 17, 2009 at the redemption price (determined as set forth below), together with accrued and unpaid interest (if any) on the date specified in a notice to the holders of the notes, which notice shall be given not less than 30 nor more than 60 calendar days prior to the date of redemption; provided that, if Brasil Telecom so elects, Brasil Telecom may, in lieu of redeeming the notes, procure that any person designated by Brasil Telecom may purchase such notes on the date and at the price specified below, and such notes shall be redeemed upon the receipt from such person of the applicable redemption price.

         The purchase price, as calculated by Brasil Telecom as of the date of redemption of the notes and confirmed by the indenture trustee, shall be an amount equal to the applicable redemption price (expressed in percentages of principal amount) if redeemed during the periods set forth below:

Period	Redemption Price

On or after February 17, 2009, but before February 16, 2010	104.688
On or after February 17, 2010, but before February 16, 2011	103.125
On or after February 17, 2011, but before February 16, 2012	101.563
On or after February 17, 2012	100.00

         No notes will be deemed to be redeemed or repurchased by, or on behalf of Brasil Telecom unless and until the full amount of the purchase price due in respect of such notes, any accrued interest thereon and any other amounts due thereunder shall have been received by noteholders.

Cancellation

         Any notes redeemed by Brasil Telecom will be immediately cancelled and may not be reissued or resold unless Brasil Telecom (i) procures a person who purchases the notes to be redeemed on the relevant date of redemption and at the relevant redemption price (in which event the notes may be so resold and need not be cancelled) or (ii) notifies the indenture trustee in writing on or prior to the relevant date of redemption that the notes so redeemed by Brasil Telecom will not be cancelled (in which event the notes may be held by Brasil Telecom pending resale as provided in (i) above and need not be cancelled).

Purchases of Notes by Brasil Telecom

         Brasil Telecom and its subsidiaries or affiliates may at any time purchase any notes in the open market or otherwise at any price; provided that, in determining whether noteholders holding any requisite principal amount of notes have given any request, demand, authorization, direction, notice, consent or waiver under the indenture, notes owned by Brasil Telecom and its subsidiaries or affiliates shall be deemed not outstanding for purposes thereof. All notes purchased by Brasil Telecom or any of its respective affiliates may, at the option of Brasil Telecom, continue to be outstanding or be cancelled.

Events of Default

         The following events will each be an "event of default" under the terms of the notes and the indenture:

         (a) The indenture trustee shall not receive any amount due from Brasil Telecom under the notes and the indenture, from the insurer under the insurance policy or from any Qualifying Instrument or otherwise in respect of principal on any of the notes, whether on the expected maturity date (as the same may be extended as permitted under the indenture), upon redemption or on the final maturity date or otherwise by the scheduled due date therefor;

         (b) The indenture trustee shall not receive any payment in respect of any interest or other amounts due on or with respect to the notes (including additional amounts, if any), from Brasil Telecom in accordance with the terms of the notes and the indenture, from the insurer under the insurance policy, from any Qualifying Instrument or otherwise, by the scheduled due date therefor and, solely in the case of any such payment due on or prior to the expected maturity date for the notes, such nonreceipt shall continue for a period of 30 calendar days from such scheduled due date;

         (c) Any representation or warranty made by Brasil Telecom in the application for the insurance policy, the insurance policy, the company support agreement, any documents executed in connection therewith or any materials delivered in connection therewith, any document or certificate delivered thereunder or in connection therewith or under the indenture, in each case, in connection with the issuance of, or claims made under, the insurance policy shall prove to be incorrect as of the time when the same shall have been made; provided, however, that if such failure does not, or could not, have either a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or material adverse effect on the rights of the noteholders under the transaction documents, then a default shall not occur under this clause (c);

         (d) Brasil Telecom shall fail to perform, observe or comply with any term, covenant, agreement or obligation contained in any transaction document and such failure (other than any failure to make any payment contemplated in clause (a), (b) or (o) hereof for which there is no cure period) is either incapable of remedy or continues for a period of 60 calendar days (inclusive of any time frame contained in any such term, covenant, agreement or obligation for compliance thereunder) after written notice of such failure has been received by Brasil Telecom from the indenture trustee;

         (e) (i) The acceleration on any Indebtedness of Brasil Telecom or any Material Subsidiary, unless such acceleration is either at the option of Brasil Telecom or any Material Subsidiary thereof or at the option of the holder of any such Indebtedness pursuant to any option to require the repurchase of such Indebtedness; or (ii) Brasil Telecom or any Material Subsidiary thereof fails to pay any indebtedness when due on any final maturity date or, as the case may be, beyond any applicable grace period, except in any case where the failure to pay such Indebtedness is the result of certain specified events which limit or restrict the ability of Brasil Telecom or any Material Subsidiary thereof to convert reais into U.S. dollars or transfer U.S. dollars outside of Brazil in satisfaction of its obligations; provided, however, that the aggregate amount of any such indebtedness falling within (i) and (ii) above (as to which the time for payment has not been extended by the relevant obligees) equals or exceeds U.S.$50,000,000 (or its equivalent in another currency);

         (f) One or more final and nonappealable judgments or final decrees is entered against Brasil Telecom or any Material Subsidiary involving a liability (not yet paid or reimbursed by insurance) of U.S.$50,000,000 (or its equivalent in another currency) or more, and all such judgments or decrees shall not have been vacated, discharged or stayed within 120 calendar days after the rendering thereof;

         (g) Either Brasil Telecom or any of its Material Subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization, concordata or other relief with respect to itself or its Indebtedness under any bankruptcy, insolvency or other similar law now or hereafter in effect, or seek the appointment of a trustee, receiver, síndico, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment or conveyance for the benefit of creditors, or shall fail generally to pay its Indebtedness as it becomes due, or shall take any corporate action to authorize any of the foregoing;

         (h) An involuntary case or other proceeding shall be commenced against either Brasil Telecom or any of its Material Subsidiaries seeking liquidation, reorganization or other relief with respect to it or its Indebtedness under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, síndico, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 90 calendar days; or an order for relief shall be entered against either Brasil Telecom or any of its Material Subsidiaries under the bankruptcy laws as now or hereafter in effect;

         (i) Either Brasil Telecom or any of its Material Subsidiaries shall admit in writing its inability to pay its Indebtedness generally as and when it falls due or shall become unable to pay its Indebtedness, or a resolution is passed at a meeting sanctioning any composition or arrangement with its creditors or any group or class thereof, or anything analogous to, or having a substantially similar effect to, any of the events specified in this paragraph (i) or in paragraph (g) or (h) above or (j) below shall occur in any jurisdiction;

         (j) Either Brasil Telecom or any of its Material Subsidiaries shall cease or threaten to cease to carry out its business except (i) a winding-up, dissolution or liquidation for the purpose of and followed by a consolidation, merger, conveyance or transfer or, in the case of a Material Subsidiary, whereby the undertaking, business and assets of such Material Subsidiary are transferred to or otherwise vested in Brasil Telecom, as applicable, or any of its subsidiaries or affiliates, or the terms of which shall have been approved by a resolution of a meeting of the noteholders or (ii) a voluntary winding-up, dissolution or liquidation of a Material Subsidiary where there are surplus assets in such Material Subsidiary attributable to Brasil Telecom and/or any other Material Subsidiary, and such surplus assets are distributed to Brasil Telecom, as applicable, and/or such Material Subsidiary;

         (k) Any event occurs that under the laws of Brazil or any political subdivision thereof has substantially the same effect as any of the events referred to in any of paragraphs (g), (h), (i) or (j);

         (l) Either (i) any transaction document (other than the insurance policy), or any part thereof, shall cease to be in full force and effect or binding and enforceable against Brasil Telecom or admissible in evidence in the courts of Brazil, or it becomes unlawful for Brasil Telecom to perform any obligation under any of the foregoing transaction documents to which it is a party or (ii) Brasil Telecom shall contest the enforceability of any such transaction documents or deny that it has liability under any such transaction documents to which it is party, unless, in the case of clause (i) above, Brasil Telecom shall have provided to the indenture trustee an officer's certificate executed by the chief executive officer or the chief financial officer of Brasil Telecom specifying that such failure does not, or could not have either a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or material adverse effect on the rights of the noteholders under such transaction documents;

         (m) Any of (i) the insurance policy shall have been cancelled or terminated by the insurer or shall otherwise cease to be in full force and effect, binding and enforceable against the insurer (other than in connection with a voluntary cancellation of the insurance policy at the direction of Brasil Telecom in accordance with the terms and procedures set forth in the indenture), (ii) the insurer shall fail to pay the full amount of any claim submitted to it under the insurance policy by the third business day after the end of the Processing Period (as such term is defined in "The Insurer and the Insurance Policy—The Insurance Policy") applicable to such claim, or (iii) Brasil Telecom shall fail to satisfy its obligations under the company support agreement executed in connection with the insurance policy, unless, with regard to items (i) and (ii) above, within 10 calendar days, Brasil Telecom shall have caused the amount available under the Qualifying Instruments to be increased by an amount in U.S. dollars equal to the then current face amount of the insurance policy or obtains an insurance policy comparable to the insurance policy issued in connection with the issuance of the notes with an insurer which has been given a long-term debt rating or a financial strength rating comparable to that of the insurer as of the date any of such events shall have occurred, and each of the relevant rating agencies reaffirms its respective ratings on the notes which were in effect immediately prior to such event;

         (n) All or substantially all of the assets of Brasil Telecom or any Material Subsidiary shall be condemned, seized or otherwise appropriated, or custody of such assets shall be assumed by any governmental authority or court or any other person purporting to act under the authority of the government of any jurisdiction, or Brasil Telecom or any of its Material Subsidiaries shall be prevented from exercising normal control over all or substantially all of their assets and such default is not remedied within 30 calendar days after it occurs;

         (o) Brasil Telecom shall fail to comply with its obligations to ensure that an amount equal to the then applicable Required Amount is available in Qualifying Instruments within five business days after being obligated to do so pursuant to the terms of the indenture; or

         (p) Other than in connection with the indenture trustee allowing for the expiration thereof as provided for in the indenture, any letter of credit shall have been cancelled or terminated by the issuer thereof or otherwise shall have ceased to be in full force and effect, binding and enforceable against the issuer thereof in accordance with its terms unless a substantially equivalent letter of credit or U.S. dollars in an amount equal to the amount available under any such letter of credit immediately prior to its cancellation is promptly provided to the indenture trustee.

Remedies upon Occurrence of an Event of Default

         For the purposes of determining whether any failure described under paragraph (c) above or otherwise shall have a material adverse effect on Brasil Telecom and its subsidiaries taken as a whole or a material adverse effect on the rights of the noteholders under the transaction documents, the indenture trustee may rely on an officer's certificate executed by the chief executive officer or the chief financial officer of Brasil Telecom specifying that such failure shall not have any such material adverse effect. In such event, the indenture trustee shall not be liable or responsible for any acts or failures to act on the basis of such reliance.

         If an event of default occurs, and is continuing, the indenture trustee shall, upon the request of noteholders holding not less than 25% in principal amount of the notes then outstanding, by written notice to Brasil Telecom (and to the indenture trustee if given by noteholders), declare the principal amount of all of the notes and all accrued interest thereon immediately due and payable; provided that if an event of default described in paragraphs (g), (h), (i), (j) or (k) above occurs and is continuing, then and in each and every such case, the principal amount of all of the notes and all accrued interest thereon shall, without any notice to Brasil Telecom or any other act by the indenture trustee or any noteholder, become and be accelerated and immediately due and payable. Upon any such declaration of acceleration, the principal of the notes so accelerated and the interest accrued thereon and all other amounts payable with respect to the notes shall be immediately due and payable. If the event of default or events of default giving rise to any such declaration of acceleration shall be cured following such declaration, such declaration may be rescinded by noteholders holding a majority of the notes.

         The noteholders holding at least a majority of the aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee or exercising any trust or power conferred on the indenture trustee. However, the indenture trustee may refuse to follow any direction that conflicts with law or the indenture, or that the indenture trustee determines in good faith may involve the indenture trustee in personal liability, or that the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses or liabilities, which might be incurred, or that may be unduly prejudicial to the rights of noteholders not taking part in such direction and the indenture trustee may take any other action it deems proper that is not inconsistent with any such direction received from noteholders. A noteholder may not pursue any remedy with respect to the indenture or the notes unless:

(i)	the noteholder gives the indenture trustee written notice of a continuing event of default;

(ii)	noteholders holding not less than 25% in aggregate principal amount of outstanding notes make a written request to the indenture trustee to pursue the remedy;

(iii)	such noteholder or noteholders offer the indenture trustee adequate security and indemnity satisfactory to the indenture trustee against any costs, liability or expense;

(iv)	the indenture trustee does not comply with the request within 60 calendar days after receipt of the request and the offer of indemnity; and

(v)

during such 60 calendar-day period, noteholders holding a majority in aggregate principal amount of the outstanding notes do not give the indenture trustee a direction that is inconsistent with the request.

         However, such limitations do not apply to the right of any noteholder to receive payment of the principal of, premium, if any, interest on or additional amounts related to such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the noteholder.

Modification of the Indenture

         Brasil Telecom and the indenture trustee may, without the consent of the noteholders, amend, waive or supplement the indenture for certain specific purposes, including, among other things, curing ambiguities, defects or inconsistencies, or making any other provisions with respect to matters or questions arising under the indenture or the notes or making any other change that will not adversely affect the interest of the noteholders.

         In addition, with certain exceptions, the indenture may be modified by Brasil Telecom and the indenture trustee with the consent of the holders of a majority of the aggregate principal amount of the notes then outstanding. However, no modification may, without the consent of the noteholder of each outstanding note:

(i)	change the maturity of any payment of principal of or any installment of interest on any note;

(ii)	reduce the principal amount or the rate of interest, or change the method of computing the amount of principal or interest payable on any date;

(iii)	change any place of payment where the principal of or interest on the notes is payable;

(iv)	change the coin or currency in which the principal of or interest on the notes is payable;

(v)	impair the right of the noteholders to institute suit for the enforcement of any payment on or after the date due;

(vi)

reduce the percentage in principal amount of the outstanding notes, the consent of whose noteholders is required for any modification or the consent of whose noteholders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences provided for in the indenture; or

(vii)

modify any of the provisions of certain sections of the indenture, including the provisions summarized in "—Modification of the Indenture," except to increase any percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each noteholder.

         As long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, in case of modification of the indenture, any supplement to the indenture will be submitted to the Luxembourg Stock Exchange.

Defeasance and Covenant Defeasance

         Brasil Telecom may, at its option, elect to be discharged from Brasil Telecom's obligations with respect to the notes. In general, upon a defeasance, Brasil Telecom will be deemed to have paid and discharged the entire Indebtedness represented by the notes and to have satisfied all of Brasil Telecom's obligations under the notes and the indenture except for (i) the rights of the noteholders to receive payments in respect of the principal of and interest and additional amounts, if any, on the notes when the payments are due, (ii) certain provisions of the indenture relating to ownership, registration and transfer of the notes, (iii) the covenant relating to the maintenance of an office or agency in New York and (iv) certain provisions relating to the rights, powers, trusts, duties and immunities of the indenture trustee.

         In addition, Brasil Telecom may, at its option, and at any time, elect to be released with respect to the notes from the covenants described above under the caption "—Certain covenants" ("covenant defeasance"). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant with respect to the notes will not constitute an event of default under the indenture, and certain other events (not including, among other things, non-payment or bankruptcy and insolvency events) described under "—Events of Default" also will not constitute events of default.

         In order to exercise either defeasance or covenant defeasance, Brasil Telecom will be required to satisfy, among other conditions, the following:

(i)

Brasil Telecom must irrevocably deposit with the indenture trustee, in trust, for the benefit of the noteholders, cash in U.S. dollars or U.S. government obligations, or a combination thereof, in amounts sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of and each installment of interest on the notes on the stated maturity of such principal or installment of interest in accordance with the terms of the indenture and the notes;

(ii)

in the case of an election to fully defease the notes, Brasil Telecom must deliver to the indenture trustee an opinion of counsel stating that (x) Brasil Telecom has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (y) since the date of the indenture there has been a change in the applicable U.S. federal income tax law or the interpretation thereof, in either case to the effect that, and based thereon, the opinion of counsel shall confirm that, the noteholders will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will not be subject to U.S. federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge had not occurred;

(iii)

in the case of a covenant defeasance, Brasil Telecom must deliver to the indenture trustee an opinion of counsel to the effect that the noteholders will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same time as would have been the case if such deposit and covenant defeasance had not occurred;

(iv)

no default or event of default shall have occurred and be continuing, including certain events of bankruptcy or insolvency, at any time during the period ending on the 121st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(v)

such defeasance or covenant defeasance shall not (i) cause the indenture trustee to have a conflicting interest for the purposes of the Trust Indenture Act with respect to any securities of Brasil Telecom or (ii) result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Brasil Telecom is a party or by which it is bound;

(vi)

Brasil Telecom must deliver to the indenture trustee an opinion of counsel to the effect that payment of amounts deposited in trust with the indenture trustee will not be subject to future taxes, duties, fines, penalties, assessments or other governmental charges imposed by a taxing jurisdiction, except to the extent that additional amounts in respect thereof shall have been deposited in trust with the indenture trustee;

(vii)

Brasil Telecom shall have delivered to the indenture trustee an officer's certificate and an opinion of counsel stating that all conditions precedent provided for relating to either of defeasance or covenant defeasance, as the case may be, have been complied with; and

(viii)	such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company as defined under the Investment Company Act of 1940, as amended.

The Indenture Trustee

         The Bank of New York is the indenture trustee under the indenture. Brasil Telecom may have normal banking relationships with The Bank of New York in the ordinary course of business. The address of the indenture trustee is 101 Barclay Street 21W, New York, New York 10286.

Paying Agents; Transfer Agents; Registrar

         Brasil Telecom has initially appointed The Bank of New York as paying agent, registrar, authentication agent and transfer agent. Brasil Telecom has also appointed Bank of Tokyo-Mitsubishi Ltd. London Branch, as the principal paying agent for the notes. The address for the principal paying agent is 12/15 Finsbury Circus, London ECZM 7BT, United Kingdom. Brasil Telecom may at anytime appoint new paying agents, transfer agents and registrars. However, Brasil Telecom will at all times maintain a paying agent in New York City until the notes are paid.

Notices

         Brasil Telecom will publish notices in a leading daily newspaper of general circulation in Luxembourg, which is expected to be the Luxemburger Wort, for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require. A notice will be deemed given on the date of its first publication.

         Brasil Telecom will also mail notices to the registered address of the noteholders as provided in the register. So long as DTC, or its nominee, is the registered holder of the global notes, each person owning a beneficial interest in a global note must rely on the procedures of DTC to receive notices provided to DTC. Each person owning a beneficial interest in a global note who is not a participant in DTC must rely on the procedures of the participant through which the person owns its interest in the global note to receive notices provided to DTC.

Governing Law

         The indenture and the notes are governed by the laws of the State of New York.

Jurisdiction

         Brasil Telecom has consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. Federal court sitting in The City of New York, New York, United States, and any appellate court from any thereof. Brasil Telecom has appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011 as its authorized agent upon which service of process may be served in any action or proceeding brought in any court of the State of New York or any U.S. Federal court sitting in The City of New York in connection with the indenture or the notes.

Waiver of Immunities

         To the extent that Brasil Telecom may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with and as set out in the indenture and the notes and to the extent that in any jurisdiction there may be immunity attributed to Brasil Telecom or Brasil Telecom's assets, whether or not claimed, Brasil Telecom has irrevocably agreed for the benefit of the noteholders not to claim, and irrevocably waive, the immunity to the full extent permitted by law.

Currency Rate Indemnity

         Brasil Telecom has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any notes is expressed in a currency other than U.S. dollars, Brasil Telecom will indemnify the relevant noteholder against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Brasil Telecom's other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due under the indenture or the notes.

Form, Denomination and Registration

         The notes will be issued in registered form without interest coupons. No notes will be issued in bearer form. All notes will be issued in registered form only in denominations of U.S.$10,000 and integral multiples of U.S.$1,000 in excess thereof.

         Brasil Telecom has agreed to maintain a paying agent, registrar and transfer agent in the Borough of Manhattan, the City of New York and to maintain a Luxembourg paying agent and Luxembourg transfer agent in Luxembourg. Brasil Telecom has initially appointed the indenture trustee at its corporate trust office as the New York paying agent, registrar, transfer agent and authenticating agent and registrar and The Bank of New York (Luxembourg) S. A. as its paying agent and Luxembourg transfer agent for all notes. Each transfer agent will keep a register, subject to such reasonable regulations as Brasil Telecom may prescribe.

Book Entry, Delivery and Form

         Brasil Telecom will issue the new notes in the form of one or more fully registered global notes, or the global notes, in denominations of U.S.$10,000 and integral multiples of U.S.$1,000 in excess therefore. We will deposit the new notes with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, as the depositary, and will register the new notes in the name of DTC's nominee. Beneficial interest in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through either DTC (in the United States) or Clearstream Banking, société anonyme, which we refer to as Clearstream, Luxembourg, or Euroclear Bank, S.A./N.V., or its successor, as operator of the Euroclear System, which we refer to as Euroclear, (outside of the United States) if investors are participants of such systems, or indirectly through organizations which are participants in such systems. Interests held through Clearstream, Luxembourg and Euroclear will be recorded on DTC's books as being held by the U.S. depositary for each of Clearstream, Luxembourg and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants' customers' securities accounts. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

         As long as the new notes are represented by global notes, Brasil Telecom will pay interest and principal on the new notes to or as directed by DTC as the registered holder of the global notes. Payments to DTC will be in immediately available funds by wire transfer. DTC, Clearstream, Luxembourg or Euroclear, as applicable, will credit the relevant accounts of their participants on the applicable date.

Global Notes

         Brasil Telecom expects that pursuant to procedures established by DTC (a) upon deposit of the global notes, DTC or its custodian will credit on its internal system portions of the global notes to the respective accounts of persons who have accounts therewith and (b) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants as defined below) and the records of participants (with respect to interests of persons other than participants). Such accounts will initially be designated by or on behalf of the initial purchaser and ownership of beneficial interests in the global notes will be limited to persons who are participants and have accounts with DTC or persons who hold interests through participants. Except as otherwise described herein, investors may hold their interests in a global note directly through DTC only if they are participants in such system, or indirectly through organizations which are participants in such system.

         Investors may also hold their interests in the global note directly through Clearstream or Euroclear if they are a participant in such systems, or indirectly through organizations which are participants in such systems or through organizations other than Clearstream or Euroclear that are participants in the DTC system. Clearstream and Euroclear will hold such interests in the global note on the books of their respective depositories, which in turn will hold such interests in the depositories' names on the books of DTC.

         So long as DTC or its nominee is the registered owner or holder of any global note, DTC or such nominee will be considered the sole owner or noteholder represented by that global note for all purposes under the indenture and the notes. No beneficial owner of an interest in any note will be able to transfer such interest except in accordance with the applicable procedures of DTC and, if applicable, Euroclear and Clearstream, in addition to those provided for under the indenture.

         Payments of principal of and interest (including additional amounts) on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Brasil Telecom, the indenture trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests representing any notes held by DTC or its nominee.

         Brasil Telecom expects that DTC or its nominee, upon receipt of any payment of principal of or premium and interest (including additional amounts) on a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee.

         Payment to owners of beneficial interests in a global note held through such participant will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in jurisdictions which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the applicable global note in accordance with the normal procedures of DTC and those procedures set forth in the indenture. Consequently, the ability to transfer interests in a global note to such persons may be limited.

         Transfers of physical notes to a person who will hold through a global note will be made only in accordance with the applicable procedures.

         Subject to compliance with the transfer restrictions applicable to the notes, Brasil Telecom understands that crossmarket transfers between DTC participants, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels or Luxembourg time, respectively). Brasil Telecom understands that Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositories of Clearstream or Euroclear.

         Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a restricted global note from a DTC participant will be credited during the securities settlement processing day immediately following the DTC settlement date, and such credit will be reported to the relevant Euroclear or Clearstream participant on such business day following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in the global note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

         Brasil Telecom expects that DTC will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of the participant to whose interests in the global notes are credited and only in respect of the aggregate principal amount of notes as to which such participant has given such direction. However, if there is an event of default under the indenture and the notes and a holder of notes requests the indenture trustee in writing to have the global note exchanged for physical notes, DTC will exchange the applicable global notes for physical notes (as defined below), which it will distribute to participants.

         Brasil Telecom understands that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. Brasil Telecom further understands that DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations ("participants"). Brasil Telecom further understands that indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

         Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in the global notes among the DTC participants, Euroclear and Clearstream, they are under no obligation to perform such procedures, and such procedures may be discontinued or modified at any time. None of Brasil Telecom, the indenture trustee or any paying agent will have any responsibility for the performance by DTC, Euroclear, Clearstream, the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Physical Notes

         Interests in the global notes will be exchangeable or transferable, as the case may be, for physical notes ("physical notes") if (i) DTC notifies Brasil Telecom that it is unwilling or unable to continue as depositary for the global notes, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depositary is not appointed by Brasil Telecom within 90 calendar days, (ii) Brasil Telecom, at its option, elects to terminate the book-entry system through a depositary or (iii) an event of default has occurred and is continuing with respect to the global notes and a holder of notes requests of the indenture trustee in writing to have the global notes exchanged for physical notes.

Replacement, Exchange and Transfer of Notes

         If a note becomes mutilated, destroyed, lost or stolen, Brasil Telecom may issue, and the indenture trustee will authenticate and deliver, a substitute note in replacement. In each case, the affected noteholder will be required to furnish to Brasil Telecom, the indenture trustee and certain other specified parties an indemnity under which it will agree to pay Brasil Telecom, the indenture trustee and certain other specified parties for any losses they may suffer relating to the note that was mutilated, destroyed, lost or stolen. Brasil Telecom and the indenture trustee may also require that the affected noteholder present other documents or proof. The affected noteholder will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, lost or stolen note.

         Under certain limited circumstances, beneficial interests in the global note may be exchanged for physical notes. If Brasil Telecom issues physical notes, a noteholder of such physical note may present its notes for exchange for notes of a different authorized denomination, together with a written request for an exchange, at the office or agency of Brasil Telecom designated for such purpose in The City of New York or Luxembourg. In addition, the noteholder of any physical note may transfer such physical note, in whole or in part, by surrendering it at any such office or agency together with an executed instrument of assignment. Each new physical note issued in connection with a transfer of one or more physical notes will be available for delivery from the registrar and the Luxembourg transfer agent within five Luxembourg business days after receipt by the registrar and the Luxembourg transfer agent of the relevant original physical note or physical notes and the relevant executed instrument of assignment.

Transfers of the physical notes will be effected without charge by or on behalf of Brasil Telecom, the registrar or the Luxembourg transfer agent, but only upon payment (or the giving of such indemnity as the registrar or such transfer agent may require in respect) of any tax or other governmental charges which may be imposed in relation thereto.

         Brasil Telecom will not charge the noteholders of notes for the costs and expenses associated with the exchange, transfer or registration of transfer of the notes. Brasil Telecom may, however, charge the noteholders of notes for any tax or other governmental charges. Brasil Telecom may reject any request for an exchange or registration of transfer of any note (i) made within 15 calendar days of the mailing of a notice of redemption of notes or (ii) made between any regular record date and the next interest payment date.

DESCRIPTION OF THE INSURER AND THE INSURANCE POLICY

         The following summaries describe certain provisions of the insurance policy and the company support agreement. The summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the insurance policy or the company support agreement, as applicable. Any claim under the insurance policy or the company support agreement will be determined by reference to the terms and conditions thereof. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the insurance policy and the company support agreement. When particular provisions or terms used in the insurance policy or the company support agreement are referred to herein, the actual provisions (including definitions of terms) are incorporated herein by reference. Prospective investors should review the insurance policy and the company support agreement in their entirety prior to making an investment in the notes.

Overseas Private Investment Corporation

Background

         OPIC is an agency of the United States, located in Washington, D.C. OPIC was created pursuant to the Foreign Assistance Act of 1961, as amended, to mobilize and facilitate the participation of United States private capital and skills in the economic and social development of developing countries and emerging markets, thereby complementing the development assistance objectives of the United States. The full faith and credit of the United States has been pledged to secure the full payment by OPIC of its obligations under the insurance policy.

         OPIC has supported U.S. private investment in over 140 developing nations and emerging markets around the world. OPIC accomplishes its mission by (a) insuring U.S. investments overseas against the political risks of inconvertibility, expropriation and political violence; (b) financing U.S.-sponsored businesses overseas through loans and loan guarantees; and (c) financing U.S. private investment funds that provide equity to businesses overseas.

         OPIC has consistently had a positive net income and its reserves are invested in U.S. Treasury securities and, as of September 30, 2003, were in excess of U.S.$4.464 billion.

Claim Paying History

         As of September 30, 2003, OPIC and its predecessor agency with respect to political risk insurance, U.S. Agency for International Development ("U.S. A.I.D."), had made 267 insurance claim settlements totaling U.S.$817.4 million. OPIC itself had paid out U.S.$591.2 million in connection with insurance claim matters. Recoveries have totaled U.S.$294.8 million without regard to reinsurance reimbursements. As of September 30, 2003, pending or disputed claims totaled U.S.$274.7 million. Throughout the history of OPIC and U.S. A.I.D., and as at September 30, 2003 only 25 claims had been denied under the insurance programs, and 11 had been submitted to arbitration by the investors. There have been two claims totaling approximately U.S.$2 million against OPIC for Brazilian inconvertibility, one in 1992 and one in 1993. On each such occasion, OPIC paid in full pursuant to the relevant insurance agreement.

         With respect to termination of insurance coverage as a result of an event covered by the types of events of termination under the company support agreement, out of the 6,912 contracts issued by OPIC and U.S. A.I.D. as of September 30, 2003 (4,453 of which were issued by OPIC), only two have been terminated.

         Since the first claim payment was made in 1966, settlements have been structured in different ways. As of September 30, 2003, investors had received U.S.$486 million in cash. As of September 30, 2003, host government obligations to investors guaranteed by OPIC totaled U.S.$356 million and indemnities against loss for two investors have a potential liability of up to U.S.$14 million.

         OPIC does not express any opinion regarding, and has not passed upon, the merits of an investment in the notes described herein or the accuracy or adequacy of the disclosures contained herein. None of the government of the United States, OPIC, or any other agency thereof is or shall be deemed to be a sponsor of the offering described in this prospectus or to have passed upon the merits thereof or of an investment in the notes described herein. None of OPIC, its officers, directors or any of its employees makes any representation or warranty, express or implied, as to, nor has any responsibility for, the accuracy or the completeness of the information contained in this prospectus.

Insurance Trust

         In order to give effect to the insurance and satisfy applicable legal requirements to which OPIC is subject, the insurance has been issued to The Bank of New York, as insurance trustee (the "Insurance Trustee") acting on behalf of a newly created grantor trust established under New York law for the benefit of the noteholders. This grantor trust (the "Insurance Trust") operates pursuant to an insurance trust agreement pursuant to which the Insurance Trustee will hold the insurance as credit enhancement and support for the notes to the extent of the coverage set forth in the insurance policy, as described below. Each of the noteholders will be deemed under the indenture (and without the need for any action on the part of the noteholders other than their acceptance of the same) to have (i) assigned to the Insurance Trust, all of their rights to receive interest due under the notes in an amount equal to U.S.$18,750,000, which amount is approximately equal to the amount of interest due on the notes in respect of two interest periods and (ii) acquired a pro rata interest in the Insurance Trust, the insurance held therein and the proceeds of all claims thereunder (the "Insurance Trust Property"). The interests in the Insurance Trust are owned, legally and beneficially, by the noteholders in the form of a pro rata, undivided interests in the Insurance Trust Property, and are part of the notes and will not be detachable, severable or in any way subject to the transfer separate from an interest in the notes. Any transfer of an interest in the Insurance Trust separate from the relating interest in the notes shall be null and void. See "Risk Factors—Risks Relating to the Insurance."

         If, during the term of the notes, no Currency Inconvertibility Event occurs, Brasil Telecom will pay to the paying agent for the notes, the amount of interest that, as a result of the foregoing assignment, it otherwise would have been required to pay over to the Insurance Trust for subsequent redistribution to the holders of the notes in their capacity as beneficiaries of the Insurance Trust. This is designed to provide for a more speedy payment of this amount of interest to the noteholders. If, on the other hand, a Currency Inconvertibility Event occurs, the Insurance Trustee will file and prosecute a claim under the insurance and direct OPIC to make any payment under the insurance policy to the paying agent for the notes also on behalf of the holders of the notes as beneficiaries of the Insurance Trust. The amount of insurance will equals 90% of an amount equal to twelve months of interest on the notes at the initial note rate. This amount of insurance, together with an amount equal to 10% of an amount equal to twelve months of interest on the notes available under a letter of credit, provides for payment to the noteholders of twelve months of interest on the notes at the initial note rate upon the occurrence of a Currency Inconvertibility Event. See "—Description of the Insurance Policy" and "—Description of the Company Support Agreement."

Description of the Insurance Policy

The insurance is not a guarantee of payment on the notes. The insurance covers scheduled payments of interest on the notes, but only if a Currency Inconvertibility Event has occurred and is continuing and then only in accordance with the terms and conditions of the insurance policy. OPIC will not pay compensation under the insurance policy in an aggregate amount that exceeds U.S.$16,875,000 (the "Maximum Aggregate Compensation") which amount is equal to 90% of an amount equal to twelve months of interest under the notes at the initial note rate. Under certain circumstances, OPIC will not be required to make a payment on the insurance even if a Currency Inconvertibility Event has occurred and is continuing. The insurance will not cover the payment of default interest on the notes. As a result, during the continuance of a Currency Inconvertibility Event, noteholders may not receive all amounts they would otherwise be entitled to under the notes. See "Risk Factors—Risks Relating to the Insurance—Limited Nature of the Insurance" and "—Limitations on Compensation Under the Insurance."

General

         Pursuant to and subject to the terms and conditions of the insurance policy, upon the occurrence and continuance of a Currency Inconvertibility Event, OPIC will make payments under the insurance policy on or prior to each scheduled interest payment date under the notes following a Triggering Payment Date (as defined below) in an amount not to exceed 90% of the relevant scheduled interest payments on the notes.

         All premiums payable under the insurance will be paid in full by Brasil Telecom from the proceeds from the sale of the notes on the closing date.

Currency Inconvertibility Event

         A "Currency Inconvertibility Event" occurs under the insurance policy if:

(a)	Brasil Telecom is unable legally:

(i)

to convert reais held by or for Brasil Telecom in a deposit account to make a scheduled payment of interest on the notes (or part thereof) (a "Triggering Scheduled Payment") into U.S. dollars through any customary legal channels for transactions of the type contemplated in the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement on any of the Business Days during the Waiting Period, except at an exchange rate that is less favorable than the exchange rate described under "—Claim Procedure Following a Currency Inconvertibility Event—Exchange Rate" below for that day (i.e., a failure to convert funds); or

(ii)

to transfer from Brazil to the United States amounts held in a deposit account in U.S. dollars to pay a scheduled payment of interest on the notes (or part thereof) on any Business Day during the Waiting Period (i.e., a failure to transfer funds) (also a "Triggering Scheduled Payment");

and such inability to convert or transfer causes a Prospective Payment Default with respect to the scheduled payment of interest on the notes next succeeding the Triggering Scheduled Payment (the "Subsequent Scheduled Payment"); or

         (b) the conversion into U.S. dollars of reais held by or for Brasil Telecom in a deposit account to make a payment of interest on the notes (or part thereof), or the transfer from Brazil to the United States of U.S. dollars held in such account, is directly prevented by an act or series of acts attributable to the Brazilian government which (i) violates international law (without regard to the availability of local remedies), (ii) causes a Prospective Payment Default with respect to the Subsequent Scheduled Payment and (iii) continues for the Waiting Period; provided, however, that such act or series of acts does not otherwise (x) result in the inability of Brasil Telecom to control or dispose of most or all of its property in Brazil or to operate the Project, (y) substantially deprive the Insurance Trustee of its fundamental rights as a creditor, including, without limitation, rights against security or commercial guaranties of repayment, or (z) substantially deprive the owners of Brasil Telecom of their fundamental rights as owners of Brasil Telecom. "Prospective Payment Default" means, with respect to a Subsequent Scheduled Payment (or portion thereof), the prospective insufficiency of aggregate dollars either on deposit in the reserve account or available to be drawn under any letter of credit as of such Triggering Payment Date to make such Subsequent Scheduled Payment (or portion thereof).

Exclusions from Payment Under the Insurance

         The insurance policy provides that despite the occurrence and continuance of a Currency Inconvertibility Event, no compensation for inconvertibility will be payable by OPIC if any of the following are true:

  Pre-existing Restrictions. On the date of the insurance policy, Brasil Telecom or the Insurance Trustee would in comparable circumstances have been unable legally (a)(l) to convert reais into U.S. dollars, or (2) to transfer such U.S. dollars from Brazil to the United States; and (b) the Insurance Trustee (or a lender or trustee situated similarly to the Insurance Trustee), Brasil Telecom, or a company situated similarly to Brasil Telecom, should have known about such restriction.

  Insurance Trustee Parties' Diligence. The Insurance Trustee has not made all reasonable efforts to convert or cause Brasil Telecom to convert the reais held in the relevant deposit account into U.S. dollars and to transfer or cause Brasil Telecom to transfer such U.S. dollars from Brazil to the

United States, in each case, through all customary legal channels for transactions of the type contemplated in the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement.

  Provocation. The preponderant cause of the loss occurring with respect to the Project is an act by the Insurance Trustee or any entity controlled by, controlling or under common control with, the Insurance Trustee or Brasil Telecom and a court of competent jurisdiction in the United States or Brazil has entered a final judgment that such act constitutes a violation of the Corrupt Practices Laws.

  Use Restricted by Expropriatory Action. The use of reais is restricted by an expropriatory action of the type described in clauses (x), (y) or (z) of the proviso set forth under "—Currency Inconvertibility Event" above.

Limitations on Compensation Under the Insurance

         The insurance policy provides that payment thereunder is subject to the following limitations:

  Limitation on Aggregate Coverage Amount. OPIC will not pay compensation under the insurance policy in an aggregate amount that exceeds the Maximum Aggregate Compensation, except for payments of Default PRI Interest (as defined under "—Claim Procedure Following a Currency Inconvertibility Event—Rate of Compensation").

  Limitation on Coverage Amount. Compensation paid by OPIC under the insurance policy on any date will not exceed (a) the lesser of (i) the Maximum Aggregate Compensation Liability on the applicable Subsequent Payment Date referred to in the applicable Completed Application (as defined below) and (ii) an amount equal to 90% of the Subsequent Scheduled Payment referred to in the applicable Completed Application, plus (b) Default PRI Interest. The "Maximum Aggregate Compensation Liability" is defined in the insurance policy as the lesser of (i) the sum of 90% of the aggregate scheduled payments of interest on the notes unpaid and outstanding as of such date and (ii) the difference between the Maximum Aggregate Compensation and the aggregate amount of compensation (other than payments of Default PRI Interest) paid under the insurance policy as of such date.

  No Penalty Interest, Etc. Penalty interest, penalty fees and all other charges for late payment (other than Default PRI Interest under the insurance policy) will not be payable by OPIC under the insurance policy.

         In addition, compensation may be adjusted by OPIC if certain eligibility standards of noteholders are not satisfied. See "—OPIC Eligibility Standards" below.

OPIC Eligibility Standards

Noteholder Eligibility Standards

         The notes and the indenture contain a provision whereby each noteholder is deemed, by its purchase and acquisition of an interest in the notes to represent and warrant to Brasil Telecom, the Insurance Trustee, OPIC and the initial purchaser that, as of the date of such purchase and acquisition, (i) it has not been convicted, or been party to a final adverse administrative determination, of an offense under the United States Foreign Corrupt Practices Act of 1977 (Pub. L. 95-213, §§101-104), as amended, (ii) it has not been suspended, debarred or voluntarily excluded from procurement or non-procurement dealings with the government of the United States pursuant to Executive Order 12549, dated February 18, 1986 (51 CFR 6370 and the regulations promulgated at 32 CFR 25.100 et seq.), and (iii) it acknowledges that OPIC has issued the insurance based on statutory (22 U.S.C. §2191) and policy goals, as well as underwriting considerations, including, among other things, upon the covenants, representations and warranties of Brasil Telecom set forth, or to be set forth, in the company support agreement regarding, among other things, worker rights, environmental protection practices, worker health and safety practices, compliance with Corrupt Practices Laws, and other matters (such representations and warranties, the "Holder Representations").

         In the event that any noteholder, by its purchase and acquisition of a note, makes a misrepresentation to OPIC, the Insurance Trustee or Brasil Telecom with respect to the Holder Representations, then OPIC may reduce any compensation payable under the insurance policy with respect to a completed application by the portion of such compensation which corresponds to the aggregate principal amount of notes held by such holder, or recover compensation previously paid with respect to the aggregate principal amount of interests in the notes held by such holder as provided in the insurance policy.

Eligibility of the Insurance Trustee

         In order to be eligible as the "Insurance Trustee" under the insurance policy, on the date the insurance policy is entered into, the Insurance Trustee, in its individual capacity, must be acting as trustee under the insurance trust agreement and must be (A) a citizen of the United States; or (B) a corporation or other association created under the laws of the United States, its states, territories or the District of Columbia, more than 50% of which is beneficially owned by citizens of the United States; or (C) a corporation created under foreign law in which more than a 95% interest is owned by entities eligible under (A) or (B); or (D) an entity created under foreign law which is wholly owned by entities eligible under (A) or (B).

Claim Procedure Following a Currency Inconvertibility Event

Submission of Draft Application; Initial Period

         Under the insurance policy, OPIC is obligated to pay compensation on the basis of a Completed Application. Not later than 15 days after a Triggering Payment Date, the Insurance Trustee is to submit to OPIC a draft application for compensation (a "Draft Application"), including, without limitation, factual information and documentation that, in its view, demonstrates the right under the insurance policy to compensation with respect to the Subsequent Scheduled Payment in the amount claimed. For a period of 45 days from the date on which the Draft Application is submitted to OPIC (the "Initial Period"), the Insurance Trustee may submit to OPIC amended and restated versions of the Draft Application, and OPIC may issue written information requests (each, an "Information Request") to the Insurance Trustee and/or any other person (including, without limitation, Brasil Telecom) on any matter reasonably related to the claim. The Insurance Trustee is required to promptly deliver to OPIC a full, written response (a "Response") to each Information Request delivered to it by OPIC from time to time, but in any event not later than (i) with respect to Information Requests delivered during the Initial Period, 10 days from the date of receipt of such Information Request and (ii) with respect to Information Requests delivered during the Additional Period (as defined below), not later than seven days from the date of receipt of such Information Request. During the Initial Period, any Information Request delivered by OPIC after a period of 35 days from the date on which the initial Draft Application is delivered to OPIC will be deemed an Information Request delivered during the Additional Period.

         OPIC is obligated by the insurance policy to promptly deliver to the Insurance Trustee a reasonably detailed description of any non-public factual information received by OPIC from time to time from sources other than the Insurance Trustee or Brasil Telecom on which OPIC intends to rely in making its determination on the claim ("Other Source Information"), but in any event not later than 10 days from the date of receipt thereof by OPIC. The Insurance Trustee may submit to OPIC in writing information necessary to rebut any Other Source Information described therein ("Rebuttal Information") not later than (i) with respect to Other Source Information received by the Insurance Trustee during the Initial Period, 10 days from the date of receipt of such Other Source Information, and (ii) with respect to Other Source Information received by the Insurance Trustee during the Additional Period, not later than seven days from the date of receipt of such Other Source Information. During the Initial Period, any Other Source Information delivered by OPIC after a period of 35 days from the date of delivery to OPIC of the initial Draft Application shall be deemed to be Other Source Information delivered during the Additional Period. Notwithstanding the foregoing, OPIC will not be obligated to disclose any information that is classified, business confidential, deliberative, or privileged, or information the disclosure of which would be prohibited by law.

         "Completed Application" means (a) a timely submitted Final Application; (b) all timely submitted Responses, Other Source Information, and Rebuttal Information; and (c) any other information and documentation required by the insurance policy to be contained therein.

Submission of Revised Application; Additional Period

         Not later than the last day of the Initial Period, the Insurance Trustee is to submit to OPIC a revised version of the Draft Application ("Revised Application"), clearly marked as such, which is to contain (i) the substance of the Draft Application and all Responses and Rebuttal Information submitted to OPIC by the Insurance Trustee during the Initial Period, revised as it deems appropriate, (ii) any other information it deems relevant and (iii) a legal opinion from counsel licensed to practice law in Brazil, who shall be reasonably acceptable to OPIC, to the effect that under the laws and regulations of Brazil as in effect on the date the insurance policy was entered into, the Insurance Trustee (or a lender or trustee situated similarly to the Insurance Trustee), Brasil Telecom, or a company situated similarly to Brasil Telecom, would in comparable circumstances have been able legally (x) to convert reais into U.S. dollars and (y) to transfer such U.S. dollars from Brazil to the United States.

         During the period of 45 days from the date of submission to OPIC of the Revised Application (the "Additional Period"), OPIC may deliver to the Insurance Trustee and/or any other person, Information Requests on any matter raised in (i) the Revised Application or (ii) any Response or Rebuttal Information received after the Initial Period. The Insurance Trustee is to respond to Information Requests and is to be notified of, and may respond to, Other Source Information upon which OPIC intends to rely as provided above.

Submission of Final Application

         Not later than the last day of the Additional Period, the Insurance Trustee is to submit to OPIC a final version of its application for compensation ("Final Application"), clearly marked as such, the contents of which are to be limited to (i) the substance of the Revised Application and (ii) the substance of all Responses and Rebuttal Information submitted to OPIC by the Insurance Trustee during the Additional Period. The Final Application will be deemed to include all factual information and documentation submitted by the Insurance Trustee to demonstrate the Insurance Trustee's right under the insurance policy to compensation in the amount claimed.

         The date of submission to OPIC of the Completed Application shall be deemed to be the date of submission to OPIC of the Final Application, unless one or more Information Requests or Other Source Information remains outstanding as of the end of the Additional Period then ending, in which event, and provided that a Final Application has been delivered to OPIC, the date of submission of the Completed Application shall be deemed to be the later of (i) the date on which OPIC receives a timely Response or Rebuttal Information to the last such outstanding Information Request or Other Source Information, as the case may be, and (ii) the date that is seven days after the date of delivery of the last such outstanding Information Request or Other Source Information, as the case may be. The Insurance Trustee may withdraw a Final Application at any time, but the right to recover compensation will be lost for any acts covered by a withdrawn Final Application. A Completed Application with respect to a Prospective Payment Default may not be submitted to OPIC more than one year after the Triggering Payment Date with respect to such Prospective Payment Default.

Processing Period; Payments by OPIC

         From the date of its receipt of a Completed Application which is timely filed, OPIC will have a period in which to complete the processing of such Completed Application (the "Processing Period") equal to the greater of (i) 30 days or (ii) the period from the date of receipt of such Completed Application until the relevant Subsequent Payment Date and, subject to satisfaction of the conditions set forth under "—Prior Delivery Obligations" below, OPIC is required under the insurance policy to pay the required compensation no later than two days after the end of the Processing Period.

         The insurance policy provides that, if the date of any payment to be made by or to OPIC thereunder shall fall on any day on which OPIC's offices in Washington, D.C. are not open for business, the payment due on such date will be made on the next succeeding day on which such offices are open for business.

         If OPIC pays compensation for an initial, uncured Prospective Payment Default (the "Initial Claim Payment"), with respect to each subsequent, consecutive, uncured Prospective Payment Default as to which the Insurance Trustee submits a certification substantially in the form included in the insurance policy by a duly authorized representative of the Insurance Trustee, OPIC will consider the Completed Application submitted in respect of the Initial Claim Payment as the Revised Application in respect of such subsequent, consecutive, uncured Prospective Payment Default. Subject to the provisions of the insurance policy, with respect to each such Prospective Payment Default, OPIC shall pay compensation on the basis of such Revised Application unless, on the basis of the corresponding Completed Application, OPIC determines that the Revised Application contains a material misrepresentation or the claim is not otherwise compensable under the insurance policy. If OPIC compensates the Insurance Trustee for a Prospective Payment Default and the Insurance Trustee receives a Subsequent Scheduled Payment (or portion thereof), other than as a result of payments by OPIC, the Insurance Trustee may not utilize the aforesaid certification unless OPIC has paid compensation with respect to a new initial, uncured Prospective Payment Default.

Prior Delivery Obligations

         The insurance policy also provides that the Insurance Trustee must (or must require Brasil Telecom to, and Brasil Telecom must), at the election of OPIC, prior to payment by OPIC, either

         (a) deliver to OPIC (i) inconvertible reais, in an amount equal to the Insurance Trustee Portion (as defined below) of the Subsequent Scheduled Payment (or part thereof) at the rate of exchange specified in the insurance policy and described below, or (ii) non-transferable U.S. dollars, in an amount equal to the Insurance Trustee Portion of the Subsequent Scheduled Payment (or part thereof) (in either case in the form of (1) funds immediately available to OPIC in Brazil or, (2) at OPIC's option, in cash); provided, however, that OPIC may not require the delivery provided herein if either (x) the Insurance Trustee or Brasil Telecom has, but is unable legally to deliver, such reais or non-transferable U.S. dollars, or (y) the Insurance Trustee or Brasil Telecom can demonstrate that it had, and has the right to, but, because of an expropriatory action of the type described in clause (b) of the definition of Currency Inconvertibility Event under "—Currency Inconvertibility Event" above, no longer has, such reais or non-transferable dollars, or

         (b) assign to OPIC, or, at OPIC's option, grant to OPIC a participation in, the Insurance Trustee's right to receive the Insurance Trustee Portion of the Subsequent Scheduled Payment (or part thereof), or

         (c) (i) assign to OPIC, or, at OPIC's option, grant to OPIC a participation in, the Insurance Trustee Portion of the applicable deposit account (or part thereof) in which such reais is, or non-transferable U.S. dollars are, held by, or for, or at the direction of, Brasil Telecom, and (ii) assign to OPIC, or, at OPIC's option, grant to OPIC a participation in, all rights of such person with respect to the Insurance Trustee Portion thereof and all claims with respect thereto arising out of the Currency Inconvertibility Event, including, without limitation, claims against the Brazilian government.

         If the Insurance Trustee receives or has the right to receive, at any time, any reais or nontransferable U.S. dollars representing a payment with respect to the Insurance Trustee Portion of a Subsequent Scheduled Payment (or part thereof), such additional reais, non-transferable U.S. dollars, or rights thereto, shall also be delivered to OPIC, as OPIC may elect, as provided above.

         "Insurance Trustee Portion" means 90% of such Subsequent Scheduled Payment, subject to adjustment for the limitations, exclusions and eligibility standards applicable to noteholders under the insurance policy.

Rate of Compensation

         If the Insurance Trustee delivers to OPIC reais or an assignment of, or a participation in, rights denominated in reais with respect to a Subsequent Scheduled Payment (or part thereof), compensation under the insurance policy will be the U.S. dollar equivalent of reais at the exchange rate in effect on the day five Business Days before the scheduled interest payment date under the indenture in respect of the Subsequent Scheduled Payment. Accordingly, to the extent that the amount of reais deposited by Brasil Telecom in the deposit account at the time of the occurrence of the Currency Inconvertibility Event is less than the reais equivalent at such later date, Brasil Telecom will be required by the terms of the indenture to make an additional deposit of reais so that the aggregate of the reais so deposited equals the amount required under the insurance policy.

         If the Insurance Trustee delivers non-transferable U.S. dollars or an assignment of, or a participation in, rights denominated in U.S. dollars, compensation will be made by OPIC in an amount equal to the dollars delivered or the U.S. dollar amount of the rights so assigned or participated.

         If the requirements set forth in "—Prior Delivery Obligations" above have been met and OPIC makes any claim payment after the Subsequent Payment Date and the Subsequent Scheduled Payment has not otherwise been paid, OPIC shall also pay interest on the lesser of (i) the compensation otherwise payable and (ii) the Insurance Trustee Portion of the Subsequent Scheduled Payment at the applicable default rate of interest payable under the indenture for the period beginning on the third day after the end of the Processing Period and ending on the date of payment of compensation by OPIC ("Default PRI Interest").

         If OPIC has reason to believe that the requirements of inconvertibility or nontransferability will be satisfied if the Insurance Trustee or Brasil Telecom attempts to convert reais or transfer U.S. dollars during the Waiting Period, OPIC may notify the Insurance Trustee thereof and, upon satisfaction of the requirements set forth in "—Prior Delivery Obligations" above, pay compensation with respect to reais at the exchange rate in effect on the earlier of (i) the date such reais is delivered to OPIC and (ii) the date that is five Business Days before the Subsequent Payment Date.

Exchange Rate

         The exchange rate used to calculate compensation under the insurance policy will be the official exchange rate for the exchange of reais into U.S. dollars in Brazil applicable to the type of remittance involved. If, however, (i) U.S. dollars were not generally available at the applicable official exchange rate and (ii) conversion of reais into U.S. dollars was effected through another customary legal channel for transactions of the type contemplated in the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement, then the exchange rate will be the effective rate obtained through that channel. In either case, the exchange rate will be net of all deductions for governmentally imposed charges, such as taxes and commissions.

Adjustment

         The Insurance Trustee is to provide notice to OPIC if it has actual knowledge that U.S. dollars become available to Brasil Telecom for payment of any portion of the Subsequent Scheduled Payment covered by a Completed Application or a Revised Application. OPIC will have no obligation to pay compensation under the insurance policy to the extent that any such U.S. dollars are available on the Subsequent Payment Date. If OPIC has paid compensation to the Insurance Trustee, to the extent of any dollars that are so available on the Subsequent Payment Date, (i) the Insurance Trustee is to return to OPIC, within five Business Days after the date of such Subsequent Scheduled Payment, the compensation paid to the Insurance Trustee by OPIC with respect to such Subsequent Scheduled Payment, together with, to the extent that any amounts are available therefor, interest actually accrued thereon as a consequence of any investments of such funds required to be made pursuant to the indenture, calculated from the date of such receipt, and (ii) OPIC will return to the Insurance Trustee any inconvertible reais or non-transferable U.S. dollars delivered to OPIC in connection with such Subsequent Payment Date. To the extent that OPIC has paid a claim and has an unsatisfied reimbursement obligation from Brasil Telecom under the company support agreement and Brasil Telecom transfers U.S. dollars to the Insurance Trustee in excess of any amounts then required to be paid under the indenture, the Insurance Trustee is to return such funds to Brasil Telecom and notify OPIC promptly thereof.

Release of Obligations of Brasil Telecom

         The insurance policy provides that the Insurance Trustee is not to release Brasil Telecom from its obligation to make those scheduled payments of interest on the notes (or any part thereof) for which the Insurance Trustee has received reais or non-transferable U.S. dollars until OPIC has agreed to accept delivery of such reais or non-transferable U.S. dollars in discharge of the obligation of Brasil Telecom to make such scheduled payments of interest on the notes, the Insurance Trustee has delivered such amounts to OPIC, and the Insurance Trustee has received compensation under the insurance policy. Further, the Insurance Trustee is not to release Brasil Telecom from its obligation to make scheduled payments of interest on the notes (or any part thereof) if OPIC agrees to accept an assignment of, or participation in, the right of the Insurance Trustee or Brasil Telecom (as the case may be) in the applicable deposit account or to receive such scheduled payments of interest on the notes (or any part thereof) in lieu of receiving reais or non-transferable U.S. dollars in exchange for payment by OPIC of compensation under the insurance policy unless OPIC notifies the Insurance Trustee in writing that it has received payments from Brasil Telecom under the company support agreement representing such previously compensated amounts and then only to the extent of such payments by Brasil Telecom to OPIC.

         The following chart sets forth the timing that would, absent a material amendment or supplement of the Application, apply to the filing of a claim under the insurance policy and assuming compliance by the Insurance Trustee with the obligation to file a Draft Application not later than the 15th day following the Triggering Payment Date.

Timing of the Insurance Claims Procedure

         1. On the Triggering Payment Date, Brasil Telecom is required to deposit the Subsequent Brasil Telecom Scheduled Payment in the applicable deposit account and the indenture trustee will transfer funds from the reserve account or drawn under any letter of credit for payment of the scheduled payment of interest on the notes due on the Triggering Payment Date. The Insurance Trustee will file a Draft Application no later than the fifteenth day following the Triggering Payment Date.

         2. From the date of its receipt of a Completed Application which is timely filed, OPIC will have the greater of the remainder of the Processing Period or 30 days after receipt of the Completed Application in which to complete the processing of such Completed Application and, subject to the terms, conditions, exclusions and limitations of the insurance policy, OPIC is required under the insurance policy to pay the required compensation no later than two days after the end of such period.

Defaults Under the Insurance; Consequences of Default

         Material breach of the insurance policy by the Insurance Trustee or an Event of Termination (as defined under "—Description of the Company Support Agreement—Consequences of a Default") under the company support agreement or a material misrepresentation by the Insurance Trustee or the initial purchaser, with respect to its status as an Eligible Investor on the closing date will constitute a default under the insurance policy, and OPIC may (i) refuse to pay compensation under the insurance policy, or (ii) if such default was in existence at the time OPIC paid compensation under the insurance policy, recover such paid compensation from any subsequent compensation payable under the insurance policy; or (iii) terminate the insurance policy effective as of the date of the default by giving notice to the Insurance Trustee. The absence in the insurance trust agreement or the indenture of any provision required by or stated in the insurance policy to be provided or contained therein will constitute a material breach of the insurance policy.

         If the insurance policy is terminated or otherwise ceases to be in full force and effect, or OPIC withholds any amount otherwise payable by it under the insurance, in each case for any reason attributable to acts or omissions of Brasil Telecom, an event of default under the indenture will have occurred. See "Description of the Notes—Events of Default."

Termination of the Insurance by the Insurance Trustee

         At any time on or after the third anniversary of the issuance date of the notes and so long as no default or event of default has occurred and is continued, the Insurance Trustee, at the direction of Brasil Telecom, may terminate the insurance policy upon the receipt by the Insurance Trustee of confirmation from Moody's and Fitch that its then current rating of notes is at least "Baa3" and "BBB-", respectively, and that such rating will not be lowered or withdrawn as a result of such cancellation. Any such cancellation that occurs after the third anniversary of the issuing date of the notes shall be effective as of the immediately following scheduled interest payment date.

         The Insurance Trustee may, with the written consent of the noteholders representing 100% of the aggregate principal amount outstanding of the notes, also terminate the insurance policy effective as of any scheduled interest payment date; provided, however, that, if the insurance policy is terminated within three years from the date the insurance policy was entered, OPIC will retain any premium paid to it in respect of those three years.

         Any such cancellation would not affect any rights or obligations of any party relating to prior periods.

Arbitration

         Any dispute, controversy or claim arising out of, relating to, or in connection with the insurance policy, or the breach, termination or validity thereof, will be determined by arbitration in Washington, D.C. according to the then-prevailing International Arbitration Rules of the American Arbitration Association. The number of arbitrators will be three. Unless the Insurance Trustee initiates arbitration, OPIC's liability with respect to the claim for compensation and any related claims or causes of action under the insurance policy will expire one year after OPIC notifies the Insurance Trustee of its final determination concerning a Completed Application. The decision by the arbitrators will be final and binding and any court having jurisdiction may enter judgment on it.

Description of the Company Support Agreement

General

         Pursuant to the company support agreement, Brasil Telecom will, among other things, make certain representations and warranties and covenants with respect to its compliance with environmental, workers' rights, foreign corrupt practices and other matters. A breach by Brasil Telecom of any of its representations and warranties or covenants in the company support agreement which results in an Event of Termination (as defined below) would entitle OPIC to terminate the insurance policy or to withhold any amount otherwise payable by OPIC under the insurance policy. If the insurance policy is terminated or otherwise ceases to be in full force and effect, or OPIC withholds any amount otherwise payable by OPIC under the insurance policy, in each case for any reason attributable to acts or omissions of Brasil Telecom, an event of default under the indenture will have occurred. See "Risk Factors—Risks Relating to the Insurance—Limited Nature of the Insurance," "Description of the Notes—Events of Default."

Events of Default Under the Company Support Agreement; Remedies of OPIC

         The company support agreement defines an "Event of Default" thereunder (a "CSA Event of Default") as the occurrence and continuance of any of the following events or circumstances:

         (a) any representation or warranty made by or on behalf of Brasil Telecom in the company support agreement (as described in "—Representations and Warranties of Brasil Telecom in the Company Support Agreement" below) or in the original application pursuant to which OPIC made the commitment to enter into the insurance policy (the "Original Application"), or in any supplemental materials or notices delivered pursuant to the company support agreement or the Original Application, proves to have been incorrect in any material respect when made; or

         (b) Brasil Telecom fails to comply with any covenant or provision described in "—Covenants of Brasil Telecom in the Company Support Agreement" below (other than those referred to in clauses (b), (g) and (i) of such section), and such failure continues for 60 days after notice thereof to Brasil Telecom from OPIC, or from Brasil Telecom to OPIC, whichever first occurs; or

         (c) Brasil Telecom fails to comply with its covenant described in clause (b) of "—Covenants of Brasil Telecom in the Company Support Agreement" below and such failure leads a court of competent jurisdiction to enter a final judgment for a violation of Corrupt Practices Laws; or

         (d) Brasil Telecom fails to comply with its covenant described in clause (g) of "—Covenants of Brasil Telecom in the Company Support Agreement" below and, after consultation with Brasil Telecom, OPIC determines that such failure causes an unreasonable or major environmental, health, or safety hazard which is not remediable; or

         (e) Brasil Telecom fails to comply with its covenant described in clause (i) of "—Covenants of Brasil Telecom in the Company Support Agreement" below and such failure continues for 90 days after notice thereof from OPIC to Brasil Telecom, or from Brasil Telecom to OPIC, whichever first occurs, such 90-day period to run concurrently with the 90-day period for cure of contractor non-compliance, if applicable, described in clause (i) of "—Covenants of Brasil Telecom in the Company Support Agreement" below; or

         (f) Brasil Telecom fails to comply with any covenant or provision described in clause (g) of "—Covenants of Brasil Telecom in the Company Support Agreement" below and, if clause (d) above does not apply, such failure continues unremedied for a period of 45 days (or such shorter period in which such failure must be remedied in order for clause (d) not to apply) after the earlier of (i) the date on which such failure shall have first become known to an authorized officer of Brasil Telecom and (ii) the date on which notice thereof shall have been received by Brasil Telecom from OPIC; provided, however, that if (1) such failure is reasonably susceptible of cure (as determined by OPIC) but cannot be cured within such 45-day period (as determined by OPIC), (2) no other CSA Event of Default has occurred or is continuing, (3) Brasil Telecom or a controlled affiliate of Brasil Telecom is proceeding with diligence and good faith to cure such failure (as determined by OPIC), and (4) OPIC has received a certificate signed by an authorized officer of Brasil Telecom to the effect of clauses (1), (2) and (3) above and stating the actions, which shall be acceptable to OPIC, Brasil Telecom or such other controlled affiliate of Brasil Telecom is taking to cure such failure, then such 45-day period will be extended for up to an additional 45-day period to enable Brasil Telecom or such other controlled affiliate of Brasil Telecom to cure such failure.

Consequences of Default

         If any CSA Event of Default has occurred and is continuing, OPIC may at any time do one or more of the following: (i) refuse to pay compensation under the insurance policy with respect to any application for compensation arising out of events occurring after the date of the occurrence of such CSA Event of Default; (ii) terminate the insurance policy; or (iii) proceed to protect and enforce its rights and remedies by appropriate proceedings; provided, however, that OPIC's sole remedy with respect to a CSA Event of Default (1) arising from Brasil Telecom's breach of its covenants described in either of clauses (j), (k) or (l) of "—Covenants of Brasil Telecom in the Company Support Agreement" below will be the remedy described under clause (iii) of this paragraph and (2) caused by Brasil Telecom's failure to comply with its covenant described in clause (a) of "—

Covenants of Brasil Telecom in the Company Support Agreement" below will be to refuse to pay compensation under the insurance policy with respect to any application for compensation arising out of events related to such CSA Event of Default.

         OPIC may permit Brasil Telecom to cure a CSA Event of Default described under "—Events of Default Under the Company Support Agreement; Remedies of OPIC" if such CSA Event of Default is susceptible of cure or correction, but will have no obligation to do so. Any CSA Event of Default which permits OPIC to terminate the insurance policy is defined as an "Event of Termination".

Representations and Warranties of Brasil Telecom in the Company Support Agreement

         Brasil Telecom makes the following representations and warranties in the company support agreement, among others:

         (a) Brasil Telecom is a sociedad anônima duly organized, validly existing and in good standing under the laws of Brazil. Brasil Telecom is duly authorized to do business in each jurisdiction in which its business makes such authorization necessary. Brasil Telecom has the requisite power to own and operate its properties, to carry on its business and the Project, to borrow money and create a charge on its properties and to execute, deliver, and perform the company support agreement. Brasil Telecom's execution, delivery, and performance of the company support agreement: (i) has been duly authorized by all necessary corporate action; and (ii) will not violate any applicable regulation or ruling of any governmental authority. The execution and delivery by Brasil Telecom of the company support agreement will cause it to constitute the legal, valid, and binding obligation of Brasil Telecom enforceable against Brasil Telecom in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles. No consent of any other person, including shareholders of Brasil Telecom, is required in connection with the execution, delivery, performance, validity, or enforceability of the company support agreement that has not been obtained.

         (b) Brasil Telecom and its officers, directors and employees have complied with all applicable Corrupt Practices Laws in obtaining any required approval in respect of the Project, and are otherwise conducting the Project in compliance with applicable Corrupt Practices Laws. To the best of Brasil Telecom's knowledge after due inquiry, its agents have complied with all applicable Corrupt Practices Laws in obtaining any required approval in respect of the Project, and are otherwise conducting the Project, in compliance with applicable Corrupt Practices Laws. Brasil Telecom's internal management and accounting practices and controls with respect to the Project are adequate to ensure compliance with applicable Corrupt Practices Laws.

         (c) In connection with the Project, Brasil Telecom has complied with, and its business, operations, assets, equipment, property, leaseholds, and other facilities relating to the Project are in compliance in all material respects with, the provisions of all applicable environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder.

         (d) The representations made by Brasil Telecom in the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement are true and correct in all material respects. Brasil Telecom's obligations under the notes will rank not less than pari passu in terms of priority of payment and liquidation with all of Brasil Telecom's other unsecured, unsubordinated indebtedness and obligations of equal seniority that is not preferred by provision of applicable law. The proceeds of the sale of the notes will be used by Brasil Telecom to finance the Project (either directly or by the repayment of short-term debt incurred in connection with such purpose) and the Project will be carried out as described in the Original Application.

         (e) All documents, reports or other written information pertaining to the Project (including, without limitation, the Original Application, the company support agreement, the insurance policy, the notes and the indenture) that have been furnished by or on behalf of Brasil Telecom, directly or indirectly, to OPIC (taken as a whole) are true and correct in all material respects and do not contain any material misstatement of fact or omit to state a material fact or any fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading.

         (f) The notes are not being issued and sold in connection with any agreement of the Brazilian government relating to the restructuring and/or rescheduling of its external indebtedness or of the external indebtedness of the private sector in Brazil.

Covenants of Brasil Telecom in the Company Support Agreement

         Brasil Telecom makes the following covenants and agreements under the company support agreement, among others:

         (a) In connection with any application by the Insurance Trustee for compensation pursuant to the insurance policy in respect of currency inconvertibility or non-transferability, Brasil Telecom will make all reasonable efforts to convert reais into U.S. dollars or to transfer or cause the Insurance Trustee to transfer such U.S. dollars through all customary legal channels for transactions of the type contemplated in the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement until compensation is paid by OPIC, and Brasil Telecom shall assist the Insurance Trustee with the preparation of such application for compensation. After the Triggering Scheduled Payment that is the basis of a claim made to OPIC, Brasil Telecom shall apply U.S. dollars available to it to the payment of the notes in the same percentage as payments made on any of its other U.S. dollar-denominated indebtedness. Brasil Telecom will take all actions required by the Insurance Trustee to comply with the prior delivery obligations described under "—Description of the Insurance Policy—Claim Procedure Following a Currency Inconvertibility Event—Prior Delivery Obligations."

         (b) Brasil Telecom will ensure that the Project is established and operated in compliance with all applicable Corrupt Practices Laws.

         (c) Brasil Telecom will (i) maintain adequate management information and cost control systems, (ii) maintain a system of accounting, (iii) prepare its financial statements in accordance with Brazilian GAAP, (iv) engage KPMG, or other independent internationally recognized accountants, as its independent accountants and (v) upon OPIC's reasonable request to Brasil Telecom, instruct such accountants to communicate directly with OPIC regarding Brasil Telecom's accounts and operations relating to the Project and the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement. Without limiting the foregoing, Brasil Telecom will maintain the systems described in clauses (i) and (ii) above and related management and accounting policies in a manner adequate to ensure compliance with applicable Corrupt Practices Laws.

         (d) (i) As OPIC may reasonably request from time to time in order to perform its statutory duties, Brasil Telecom will, at its cost, furnish to OPIC copies of all annual reports submitted to Brasil Telecom by its independent accountants and other information and data (which is within Brasil Telecom's practical ability to provide) relating to the Project and, solely to the extent necessary to demonstrate compliance with the company support agreement, the operation of the Project. Brasil Telecom shall complete and deliver to OPIC on or before each anniversary of the insurance policy the "Self-Monitoring Questionnaire", as provided in the company support agreement; and (ii) in connection with any application for compensation by the Insurance Trustee pursuant to the insurance policy, Brasil Telecom shall promptly deliver to OPIC a Response to each Information Request delivered to it by OPIC from time to time, but in any event not later than (i) during the Initial Period, 10 days from the date of receipt of such Information Request and (ii) during the Additional Period, not later than 7 days from the date of receipt of such Information Request.

         (e) Upon the reasonable request of OPIC, Brasil Telecom will give, or cause to be given, to any representatives of OPIC access during normal business hours to its personnel, and shall permit such representatives to inspect the sites relevant to the Project and to examine, copy and make extracts from, any and all records, books of account, and financial statements relating to the Project, the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement.

(f)

(i) Brasil Telecom will ensure that its authorized officers are reasonably familiar with the terms of Brasil Telecom's obligations under the company support agreement and the terms of OPIC's obligations under the insurance policy. Brasil Telecom will immediately notify OPIC of (1) the occurrence of each CSA Event of Default and of each event or condition known to any of its authorized officers that with the passage of time or the giving of notice, or both, would constitute a CSA Event of Default, and (2) any circumstances known to any such authorized officer which may render OPIC liable under the insurance policy, including if such authorized officer has reason to believe it will not be able to convert and/or transfer reais or transfer U.S. dollars.

(ii) Brasil Telecom will provide to OPIC copies of all notices required to be provided by it to the Insurance Trustee or the indenture trustee under the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement at the time such notices are so provided.

         (g) Brasil Telecom will comply with (i) the International Finance Corporation's Environmental, Health and Safety Guidelines for Telecommunications, dated July 1, 1998; (ii) the International Finance Corporation's Environmental and Social Guidelines for Occupational Health & Safety, dated June 24, 2003; and (iii) the provisions of all applicable environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder in Brazil, with respect to the Project.

         (h) Brasil Telecom will not consent to any modification, waiver or amendment of any provision of the insurance policy, the insurance trust agreement, the notes, the indenture or the company support agreement without OPIC's prior written consent, which consent shall not be unreasonably withheld; provided, however, that the consent of OPIC shall not be required if such modification, waiver or amendment (i) does not relate to a scheduled payment of interest on the notes, (ii) does not require the consent of each of the noteholders under the terms of the indenture (iii) does not present a material possibility of adversely affecting the rights, benefits or obligations of OPIC under the insurance policy and (iv) does not present a material possibility of adversely affecting the enforcement of any rights under the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement that are material to the rights, benefits or obligations of OPIC, as subrogee or otherwise.

(i)

(i) Brasil Telecom will not take any action, and will use all reasonable efforts to ensure that no action will be taken by any contractor (or any subcontractor) of Brasil Telecom performing EPC (engineering, procurement and construction) services contracted for after the date of the company support agreement, or providing O&M (operating and management) services contracted for after the date of the company support agreement, for the Project (each, a "contractor" and, collectively, the "contractors") to prevent employees of Brasil Telecom or of any such contractor performing such services for the Project in Brazil from lawfully under the laws of Brazil exercising their right of association and their right to organize and bargain collectively. In connection with the Project, Brasil Telecom will observe, and will use all reasonable efforts to cause each contractor to observe, with respect to its respective employees, applicable laws relating to acceptable conditions of work with respect to minimum age, minimum wages, hours of work, and occupational health and safety. Furthermore, in connection with the Project Brasil Telecom will, and will use all reasonable efforts to cause each contractor, not to use forced labor and not to take any action on the basis of the right of association or collective bargaining activities or membership that may result in the termination, suspension, demotion, or transfer of any employee by Brasil Telecom or any contractor, or by any of their respective officers, agents or representatives. In addition, Brasil Telecom will, and will use all reasonable efforts to cause each contractor, not to employ persons under the age of 15 years in connection with the Project for general work, and not to employ employees under the age of 18 years for any hazardous activity in connection with the Project (pursuant to International Labor Organization's convention 182). Furthermore, Brasil Telecom will, and will use all reasonable efforts to cause each such contractor to agree to, ensure that all employees have the right to remove themselves from hazardous situations without jeopardizing their continued employment. Brasil Telecom will apply the preceding provisions, and will use all reasonable efforts, to cause each contractor to apply the preceding provisions, to all of its employees, including employees hired by Brasil Telecom or the contractor on a contractual basis.

(ii)

In the event that non-compliance or potential non-compliance with the above requirements with respect to the employees of Brasil Telecom or any contractor comes to the attention of one of the Authorized Officers of Brasil Telecom, Brasil Telecom shall give prompt notice thereof to OPIC and, if applicable, to such contractor. Brasil Telecom (1) will (A) cure such non-compliance or (B) cause such contractor to cure such non-compliance, in either case to the satisfaction of OPIC, and (2) will terminate the contract with such contractor (the "contract") unless such non-compliance is cured to the satisfaction of OPIC within 90 days of such notice, or notice thereof from OPIC to Brasil Telecom, whichever first occurs.

(iii) The failure of Brasil Telecom (1) promptly to notify OPIC and, if applicable, the contractor of such non-compliance; or (2) (A) to cure such non-compliance or cause such contractor to cure such non-compliance, in either case to the satisfaction of OPIC, or (B) to terminate the contract, shall constitute a default under the company support agreement. Notwithstanding the foregoing, Brasil Telecom and such contractors are not responsible under this provision for the actions of the Brazilian government.

(j)

(i) Brasil Telecom acknowledges and agrees that, except to the extent OPIC (1) requests and receives delivery of (A) reais or non-transferable U.S. dollars in accordance with the insurance policy or (B) any additional amounts of reais described in clause (k)(i) below required to be paid by Brasil Telecom under the company support agreement or (2) receives payments from Brasil Telecom of amounts owed to OPIC described in clause (k)(ii)(1) below, neither the indenture nor the notes shall be discharged, satisfied or otherwise terminated by reason of OPIC's payment of compensation to the Insurance Trustee under the insurance policy in respect of any scheduled payment of interest on the notes and Brasil Telecom shall ensure that the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement so provide.

(ii) Brasil Telecom acknowledges and agrees that, except to the extent that OPIC (1) requests and receives delivery of (A) reais or non-transferable U.S. dollars in accordance with the insurance policy or (B) any additional amounts of reais described in clause (k)(i) below required to be paid by Brasil Telecom under the company support agreement or (2) receives payments from Brasil Telecom of amounts owed to OPIC described in clause (k)(ii)(1) below, OPIC will be subrogated to all the rights of the noteholders under the indenture and the Insurance Trustee to receive payments of interest on the notes and at law to the extent of all payments made by OPIC to the Insurance Trustee for the benefit of the noteholders. Brasil Telecom shall ensure that the indenture trustee is required under the indenture to note OPIC's rights as subrogee or assignee, as the case may be, in the indenture trustee's records with respect to the payments of interest on the notes upon payment by OPIC of any amounts payable pursuant to the insurance policy. In the company support agreement, Brasil Telecom will waive and agree not to assert with respect to OPIC, as subrogee or assignee, as the case may be, in respect of the payments of interest on the notes, any claims, defenses, counterclaims, rights of set-off or other excuses for non-payment which it may have with respect to (x) the notes, (y) any holder of the notes or (z) any scheduled interest payment due under the notes.

(iii) Prior to an assignment of rights or interests elected by OPIC under the insurance policy, to the extent so requested by OPIC and in consultation with OPIC, Brasil Telecom will cooperate with OPIC and the Insurance Trustee and take all reasonable measures requested by OPIC in connection with the pursuit of available administrative and judicial remedies and negotiation with the Brazilian government and other potential sources of compensation with respect to the inconvertibility or non-transferability that is the basis of any claim made under the insurance policy. After a transfer of rights or beneficial interest to OPIC (by subrogation or otherwise), Brasil Telecom shall take all actions reasonably requested by OPIC to assist OPIC or the Insurance Trustee in preserving any property, interests and rights transferred to OPIC following payment by OPIC under the insurance policy and in prosecuting related claims consistent with the terms of the indenture.

(iv) Brasil Telecom will covenant through the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement that the notes shall rank not less than pari passu in terms of priority of payment and liquidation with Brasil Telecom's other unsecured, unsubordinated indebtedness and obligations of equal seniority that is not preferred by provision of applicable law.

(k)

(i) In the event that OPIC has requested and received reais in accordance with the terms of the insurance policy, Brasil Telecom agrees to pay OPIC in reais any additional amounts of reais as may be required in order to deliver to OPIC the reais equivalent of the Subsequent Scheduled Payment at the exchange rate set forth in the insurance policy in effect on the day five (5) Business Days before the relevant Subsequent Scheduled Payment Date.

(ii) Brasil Telecom agrees to pay OPIC in U.S. dollars the following amounts, as and when incurred, except as hereinafter provided:

         (1) a sum equal to the total of all amounts paid by OPIC under the insurance policy (other than Default PRI Interest paid under the insurance policy); provided, however, that (A) no such payment will be due from Brasil Telecom to the extent that OPIC has requested and received reais or non-transferable U.S. dollars in accordance with the insurance policy, together with any additional amounts of reais required to be paid by Brasil Telecom pursuant to the preceding paragraph (i), and (B) for the avoidance of doubt, the amount of any such required payment by Brasil Telecom shall be reduced by the amount actually received or actually realized by OPIC in U.S. dollars as a result of (x) the exercise of its subrogation rights or any salvage recovery with respect to such payment, or (y) any reais or non-transferable U.S. dollars that may be delivered to OPIC as a result of its acceptance of an assignment of, or participation in, a deposit account;

         (2) within 30 days after OPIC's written request therefor, any and all reasonable out-of-pocket charges, fees, costs and expenses which OPIC may reasonably pay or incur in connection with the insurance policy, or the exercise of its rights thereunder or its subrogation rights, including fees and expenses of the Insurance Trustee under the insurance trust agreement or the indenture trustee, as the case may be, and reasonable attorneys' fees and expenses; and

(3) interest on any and all amounts described in this clause at the default rate of interest payable on the notes from the date due until paid in full.

         (l) In addition to, and without limitation of, any and all rights of reimbursement, indemnification, subrogation and any other rights OPIC has pursuant to the insurance policy, the insurance trust agreement, the notes, the indenture and the company support agreement or under law or in equity, Brasil Telecom agrees to defend, indemnify and hold harmless OPIC, each of its directors, officers, employees and agents, and each person, if any, who controls OPIC (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) in the manner as set forth in the company support agreement.

         (m) Brasil Telecom will not market any services as containing sexually explicit adult content.

THE EXCHANGE OFFER

         In the registration rights agreement among Brasil Telecom and the initial purchasers of the old notes, Brasil Telecom agreed to use their best efforts to cause the exchange offer registration statement to be declared effective by the SEC by February 17, 2005.

         The registration rights agreement provides that, in the event Brasil Telecom fails to cause the exchange offer registration statement to be declared effective by the SEC on or prior to February 17, 2005, Brasil Telecom will be required to pay additional interest on the old notes over and above the regular interest on the securities. Once the exchange offer is completed, Brasil Telecom will no longer be required to pay additional interest on the old notes.

         The exchange offer is not being made to, nor will tenders for exchange be accepted from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

         This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, Brasil Telecom will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

  When you tender to Brasil Telecom old notes as provided below, its acceptance of the old notes will constitute a binding agreement between you and Brasil Telecom upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

  For each $1,000 principal amount of old notes surrendered to Brasil Telecom in the exchange offer, Brasil Telecom will give you $1,000 principal amount of new notes.

  Brasil Telecom will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that Brasil Telecom first mails notice of the exchange offer to the holders of the old notes. Brasil Telecom is sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee's security register with respect to the old notes.

  The exchange offer expires at 5:00 p.m., New York City time, on November 30, 2004; provided, however, that Brasil Telecom, in its sole discretion, may extend the period of time for which the exchange offer is open. The term "expiration date" means November 30, 2004 or, if extended by Brasil Telecom, the latest time and date to which the exchange offer is extended.

  As of the date of this prospectus, $200,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

  Brasil Telecom's obligation to accept old notes for exchange in the exchange offer is subject to the conditions described in the section called "Conditions to the Exchange Offer" below.

  Brasil Telecom expressly reserves the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral (promptly confirmed in writing) or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

  Brasil Telecom expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

  Brasil Telecom will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If Brasil Telecom extends the expiration date, Brasil Telecom will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which Brasil Telecom may choose to make any public announcement and subject to applicable law, Brasil Telecom will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

  Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

  Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

  Brasil Telecom intends to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

  By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to Brasil Telecom. See "—Resale of the New Notes."

Important Rules Concerning the Exchange Offer

         You should note that:

  All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by Brasil Telecom in its sole discretion, which determination shall be final and binding.

  Brasil Telecom reserves the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in its judgment or the judgment of our counsel, be unlawful.

  Brasil Telecom also reserves the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless Brasil Telecom agrees to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as Brasil Telecom shall determine.

  Brasil Telecom's interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

  Neither Brasil Telecom, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

         What to submit and how

         If you, as the registered holder of an old note, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to The Bank of New York at the address set forth below under "Exchange Agent" on or prior to the expiration date.

         In addition,

         (1) certificates for old notes must be received by the exchange agent along with the letter of transmittal; or

         (2) a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent's account at the Depository Trust Company, or DTC, using the procedure for book-entry transfer described below, must be received by the exchange agent on or prior to the expiration date; or

         (3) you must comply with the guaranteed delivery procedures described below.

         THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND NOTICES OF GUARANTEED DELIVERY IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO BRASIL TELECOM.

         How to sign your letter of transmittal and other documents

         Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered:

         (1) by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

         (2) for the account of an eligible institution.

         If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by any of the following eligible institutions:

  a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.; or

  a commercial bank or trust company having an office or correspondent in the United States.

         If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes and with the signature guaranteed.

         If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by Brasil Telecom, proper evidence satisfactory to Brasil Telecom of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

         Once all of the conditions to the exchange offer are satisfied or waived, Brasil Telecom will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "Conditions to the Exchange Offer" below.

         For purposes of the exchange offer, Brasil Telecom's giving of oral (promptly confirmed in writing) or written notice of its acceptance to the exchange agent will be considered its acceptance of the exchange offer. In all cases, Brasil Telecom will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

  certificates for old notes; or

  a timely book-entry confirmation of transfer of old notes into the exchange agent's account at DTC using the book-entry transfer procedures described below; and

  a properly completed and duly executed letter of transmittal.

         If Brasil Telecom does not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, Brasil Telecom will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

         The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that Brasil Telecom may enforce the agreement against that participant.

         Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, or an agent's message in lieu thereof, must in any case be delivered to and received by the exchange agent at its address listed under "—Exchange Agent" on or prior to the expiration date.

         If your old notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant," which will instruct the DTC participant through whom you hold your securities of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal or an agent's message in lieu thereof, and a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

         If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

         (1) the tender is made through an eligible institution,

         (2) on or prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Brasil Telecom, stating:

  the name and address of the holder of old notes;

  the amount of old notes tendered;

  the tender is being made by delivering that notice and guaranteeing; and

  that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

         (3) the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with the letter of transmittal and any other document required by the letter of transmittal or an agent's message in lieu thereof, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

         You can withdraw your tender of old notes at any time on or prior to the expiration date.

         For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "Exchange Agent." Any notice of withdrawal must specify:

  the name of the person having tendered the old notes to be withdrawn;

  the old notes to be withdrawn;

  the principal amount of the old notes to be withdrawn;

  if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder; and

  if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

  if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

         Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by Brasil Telecom, and its determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

         If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

         Notwithstanding any other provisions of the exchange offer, Brasil Telecom will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

         The above condition is for the sole benefit of Brasil Telecom and may be asserted by Brasil Telecom regardless of the circumstances giving rise to that condition. Brasil Telecom's failure at any time to exercise the foregoing rights shall not be considered a waiver by Brasil Telecom of that right. Brasil Telecom's rights described in the prior paragraph are ongoing rights which Brasil Telecom may assert at any time and from time to time.

         In addition, Brasil Telecom will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

         The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver to: The Bank of New York

By Hand: The Bank of New York 101 Barclay Street 7E, New York, New York 10286 Information: (212)-815-3750	By Registered or Certified Mail: The Bank of New York 101 Barclay Street 7E, New York, New York 10286 Information: (212)-815-3750 Facsimile Transmissions: (212)-298-1915	By Overnight Mail or Courier
Between 8 a.m. and 4:30 p.m.:
The Bank of New York
101 Barclay Street
7E, New York, New York 10286

To Confirm by telephone or for
Information: (212)-815-3750
Attn: Mr. Kin Lau

         DELIVERY TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF THE LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

         The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by Brasil Telecom's officers, regular employees and affiliates. Brasil Telecom will not pay any additional compensation to any of its officers and employees who engage in soliciting tenders. Brasil

         Telecom will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, Brasil Telecom will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable and duly documented out-of-pocket expenses in connection with the exchange offer.

         The cash expenses to be incurred in connection with the exchange offer, including legal, accounting, Commission filing, printing and exchange agent expenses, will be paid by Brasil Telecom.

Transfer Taxes

         Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

         Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

         However, any purchaser of old notes who is an "affiliate" of Brasil Telecom or who intends to participate in the exchange offer for the purpose of distributing the new notes

         (1) will not be able to rely on the interpretation of the staff of the SEC;

         (2) will not be able to tender its old notes in the exchange offer; and

         (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

         By executing, or otherwise becoming bound by, the letter of transmittal each holder of the old notes will represent that:

         (1) it is not an "affiliate" of Brasil Telecom;

         (2) any new notes to be received by it were acquired in the ordinary course of its business; and

         (3) it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the "distribution," within the meaning of the Securities Act, of the new notes.

         In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, Brasil Telecom is required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

MATERIAL TAX CONSIDERATIONS

         The following discussion summarizes the principal Brazilian federal tax consequences and U.S. federal income tax consequences under present law with respect to the purchase, ownership and disposition of the notes by prospective investors. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of the notes and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in the notes. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil or the United States.

         Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the United States Holders (as defined below) of the notes. This summary is based on the federal tax laws of Brazil and the United States as in effect on the date of this offering memorandum. Such tax laws are subject to change, possibly with retroactive effect, which change could affect the continued validity of this summary. This summary does not constitute tax advice for any particular holder and does not purport to be comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of the notes.

         Prospective purchasers of the notes are advised to consult their own tax advisors in respect of the consequences that the purchase, ownership or disposition of the notes may have under the laws of Brazil, the United States or any other jurisdiction in light of their particular investment circumstances.

Certain Tax Consequences of the Exchange Offer

         In the opinion of Clifford Chance US LLP, United States counsel for the issuer, the exchange of old notes for new notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old security for a new security in the exchange offer, the holder will have the same adjusted basis and holding period in the new security as in the old security immediately before the exchange. In the opinion of Barbosa, Müssnich & Aragão Advogados, Brazil, counsel for the issuer, the exchange offer will not result in any Brazilian income tax consequences to holders that are not resident or domiciled in Brazil.

Brazilian Taxation

         Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents ("Nonresidents") in general are taxed in Brazil only on income derived from Brazilian sources.

         Payments of principal to an individual, entity, trust or organization domiciled outside Brazil in respect of debt obligations resulting from the issuance by a Brazilian issuer of international debt securities previously registered with the Central Bank, such as the notes, are not subject to withholding in respect of Brazilian income tax.

         Interest and any other income payable by a Brazilian obligor in the aforementioned circumstances is subject to income tax withheld at source. The rate of withholding tax with respect to such debt obligations as at the date of this offering memorandum is: (i) 15% (as provided for in Article 1st of Law No. 9,959, dated January 27, 2000), or (ii) at such lower rate as may be contemplated in a bilateral treaty aimed at avoiding double taxation between Brazil and such other country where the recipient of the payment is domiciled, or (iii) 25% where the beneficiary of the payment is resident in a tax haven jurisdiction, defined by Brazilian tax laws as a country or jurisdiction that does not tax income or taxes it at a rate lower than 20%. In the case of (iii) above, the withholding of income tax will not be imposed at 25% if the debt obligation is issued with a minimum term of maturity of 96 months. However, if any portion of principal under any such debt obligation is repaid such that the term of the debt obligation becomes less than 96 months from the date of disbursement thereof, payments made by the obligor in respect of interest, fees, commissions and original issue discount will be retroactively subject to a withholding tax of 25% plus a penalty for late payment, calculated from the disbursement date onwards. In any event and in accordance with the terms and conditions of the notes, we are generally obliged to gross-up the amount payable to the noteholders so that noteholders receive such amounts as would have been received by such noteholder had no such withholding or deduction been required. Brazilian tax laws expressly authorize us to pay the amount payable to the noteholders net of taxes and, therefore, to assume the cost of the applicable tax.

         Any earnings or capital gains made abroad as a result of a transaction between two Nonresidents involving assets that are not located in Brazil are not subject to tax in Brazil. According to Law No. 10,833 dated December 29, 2003, the disposition of assets located in Brazil by Nonresidents, whether to other Nonresidents or Brazilian residents and whether made within or outside Brazil, is subject to taxation in Brazil at a rate of 15%, or 25%, if the Nonresident is domiciled in a country that does not tax income or that taxes it at a maximum rate of 20%.

         Although we believe that the notes would not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of Law No. 10,833 and the absence of judicial guidance in respect thereto, we are unable to predict whether such understanding ultimately will prevail in the courts of Brazil.

         There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes).

         Bank account withdrawals are taxed by the CPMF ("Temporary Contribution over Financial Transactions"), at a rate of 0.38% on the amount of the withdrawal. In connection with foreign investments, the CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is collected by the financial institution that carries out the transaction.

         Under Decree No. 4,494, of December 3, 2002, the minister of Finance is empowered to establish the applicable IOF ("Tax over Financial Operations") rate related to the entry into Brazil of proceeds resulting from foreign loans (including the issuance of debt securities such as the notes). Pursuant to Law No. 8,894 of June 21, 1994, this rate may be up to 25% of the proceeds received, when the taxable event of the IOF is an exchange transaction. However, the IOF tax is a tax assessed upon Brazilian obligors and will have no effect on the amounts received by holders of notes in respect of the notes. The current applicable rate established by Decree 4,494/02 imposes 0% IOF for foreign-sourced loans carried out through the commercial rate foreign exchange market (including the issuance of debt securities such as the notes) that have a term greater than 90 days. In case of loans with a term of less than 90 days, the IOF is levied at a rate equal to 5% of the proceeds.

United States Federal Income Taxation

         This section summarizes the material U.S. federal income tax consequences to a holder in connection with purchasing, holding and disposing of the notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary and proposed Treasury regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect).

         This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances and all holders are urged to consult their own tax advisor regarding their particular tax situation. The summary applies only to holders who hold the notes as a "capital asset" (generally, property held for investment) under the Code and who purchase the notes in the initial offering at the issue price. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

  insurance companies;

  tax-exempt organizations;

  dealers in securities or currencies;

  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  banks, mutual funds or other financial institutions;

  holders (other than Non-United States Holders, as defined below) whose functional currency for U.S. Federal tax purposes is not the U.S. dollar;

  United States expatriates;

  S corporations or small business investment companies;

  real estate investment trusts;

  investors in a partnership or other pass-through entity; or

  holders who hold the notes as part of a hedge, straddle, conversion or other integrated transaction for U.S. Federal tax purposes.

Further, this summary does not address the alternative minimum tax consequences of holding the notes. In addition, this summary does not address the state, local, foreign or other tax consequences, if any, of holding the notes and does not address any type of United States Federal tax other than income tax.

         If you are considering purchasing notes, we suggest that you consult your tax advisors about the tax consequences of purchasing, holding and disposing of the notes in your particular situation.

Tax Consequences to United States Holders

         For purposes of the following discussion, a "United States Holder" is a beneficial owner of a note that is, for U.S. federal income tax purposes:

  an individual citizen or resident of the United States;

  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source;

  a trust if: (a) a U.S. court can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions; or

  a person otherwise subject to U.S. federal income taxation on its worldwide income.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

         A "Non-United States Holder" is a beneficial owner of a note that is neither a partnership nor a United States Holder.

Interest and Additional Amounts

         Interest on the notes (including any additional amounts) will generally be includible in a United States Holder's gross income at the time the interest is accrued or received, in accordance with the United States Holder's regular method (cash or accrual) of tax accounting. To the extent that amounts are withheld or deducted, a United States Holder will be required to report income in an amount greater than the amount of cash actually received in connection with the relevant payment.

         Although the matter is not free from doubt, any payments of additional interest on a note to a United States Holder in the event of failure by Brasil Telecom to comply with its obligations under the registration rights agreement (as described under "Exchange Offer; Registration Rights") should be includible in such United States Holder's gross income at the time such additional interest is accrued or received in accordance with the United States Holder's regular method of tax accounting. It is possible, however, that the United States Internal Revenue Service ("IRS") might take a different position, in which case the timing, character and amount of income recognized in respect of the notes may be different.

         The notes may be treated as issued with original issue discount ("OID") if the "issue price" is less than the stated redemption price at maturity (the sum of all payments to be made on the notes other than "qualified stated interest"), unless such difference is de minimis (i.e., less than 0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity). The "issue price" of a note in a particular offering will be the first price at which a substantial amount of that particular offering is sold (other than to an underwriter, broker, placement agent or wholesaler). The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods).

         If the notes are treated as issued with OID, a United States Holder must generally include OID in income before the receipt of cash attributable to such income regardless of such United States Holder's regular method of accounting. The amount of OID includible in income by a United States Holder would be the sum of the "daily portions" of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such United States Holder held such note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a note may be of any length selected by the United States Holder and may vary in length over the term of the note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the note occurs either on the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess, if any, of (a) the product of the note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of any qualified stated interest allocable to the accrual period. The "adjusted issue price" of a note at the beginning of any accrual period is (x) the sum of the issue price of such note and the accrued OID for each prior accrual period less (y) any prior payments on the note that were not qualified stated interest payments. Under the rules described above, a United States Holder generally would have to include in income increasingly greater amounts of OID over the life of the note.

         If the notes are treated as issued with de minimis OID, unless an election is made to treat all interest as OID and calculate the amount includible in gross income under the constant yield method described above, a United States Holder generally must include such de minimis OID in income as stated principal payments on the notes are made in proportion to the stated principal amount of the note. Any amount of de minimis OID that has been included in income will be treated as capital gain.

Disposition of Notes

         Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (less any accrued interest not yet taken into gross income, which will be taxable as ordinary interest income) and the United States Holder's adjusted tax basis in the note. Any such capital gain or loss will be long-term capital gain or loss if the holding period of such note is greater than one year. A United States Holder's adjusted tax basis in a note generally will equal the note's issue price. Under current U.S. federal income tax law, long-term capital gains of certain non-corporate taxpayers (including individuals) may be taxed at preferential rates. A United States Holder's ability to offset capital losses against ordinary income is limited.

         The exchange of the notes for exchange notes pursuant to the registered exchange offer (as described under "Exchange Offer; Registration Rights") will not constitute a taxable exchange for U.S. federal income tax purposes.

U.S. Foreign Tax Credit Considerations

         Interest on the notes (including any additional amounts) will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant to a United States Holder in calculating such United States Holder's U.S. foreign tax credit limitation. A United States Holder may be eligible, subject to a number of complex limitations, for a foreign tax credit or deduction in calculating such United States Holder's U.S. federal income tax liability for taxes withheld on or deducted from payments on the notes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, interest on the notes will be treated as "high withholding tax interest" and, if interest on the notes were to become subject to a withholding tax at a rate of less than five percent (5%), then such interest would generally constitute "passive income" or, in certain cases, "financial services income." A United States Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the notes in order to claim a foreign tax credit in respect of such foreign withholding tax.

         Any gain or loss realized on the sale, exchange, redemption retirement or other taxable disposition of a note generally will be treated as U.S. source for purposes of computing the U.S. foreign tax credit limitation.

         Prospective purchasers of the notes should consult their tax advisors concerning the availability and timing of a foreign tax credit or deduction relating to the payment of these foreign taxes.

Tax Consequences to Non-United States Holders

         The following summary applies to Non-United States Holders, as defined above.

         A Non-United States Holder will not be subject to U.S. federal income tax on any interest derived in respect of the notes unless (and, if so, a Non-United States Holder will be subject to U.S. federal income tax as if the Non-United States Holder were a United States Holder, as described above) such interest income is effectively connected with a trade or business of the Non-United States Holder that is conducted in the United States and, if required by an income tax treaty, such interest is attributable to a permanent establishment, or in the case of an individual, a fixed base, maintained in the United States.

         A Non-United States Holder will not be subject to U.S. federal income tax on any gain recognized in connection with the sale, exchange, retirement or other taxable disposition of notes unless:

  the gain is effectively connected with a trade or business conducted in the United States and, if required by an income tax treaty, such gain is attributable to a permanent establishment, or in the case of an individual, a fixed base, maintained in the United States, or in the case of an individual that is present in the United States for at least 183 days in the taxable year of such sale, exchange, retirement or other taxable disposition, and certain other conditions are met.

If the first exception applies, a Non-United States Holder will be subject to U.S. federal income tax as if the Non-United States Holder were a United States Holder, as described above. On the other hand, if the second exception applies, then, generally, the Non-United States Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which the Non-United States Holder's United States-source capital gains exceed its United States-source capital losses.

         In addition, effectively connected interest or gains realized by a Non-United States Holder that is a corporation for U.S. federal income tax purposes may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding

         In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of a sale, exchange, retirement, or other taxable disposition of a note. A "backup withholding" tax (at a current maximum rate of 28%) may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations and Non-United States Holders) which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment made to a holder generally may be claimed as a credit or refund against such holder's U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

         THE U.S. FEDERAL INCOME TAX AND BRAZILIAN FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES SUCH LAWS.

European Union Withholding Tax

         The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of savings income. Under this directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. "Paying agent" is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period (initially at a rate of 15% but rising in steps to 35% after six years). Each member state is required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January 1, 2004. These provisions will be effective on January 1, 2005, but only if, at least six months before that date, the Council determines by unanimous vote that certain nonmember states have agreed to take similar actions effective on the same date. If the Council does not so determine, the effective date will be delayed. No assurance can be given as to whether, or on what date, the directive or any similar provision might become effective.

THE ABOVE INFORMATION IS SET FORTH IN SUMMARY FORM ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE NOTES.

PLAN OF DISTRIBUTION

         Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. Brasil Telecom has agreed that, for a period of 90 days after the expiration date, they will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

         Brasil Telecom will not receive any proceeds from any sale of new notes by broker-dealers.

         New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market;

  in negotiated transactions;

  through the writing of options on the new notes; or

  a combination of those methods of resale at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

         Any resale may be made:

  directly to purchasers; or

  to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

         Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act.

         For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. Brasil Telecom has agreed to pay reasonable and duly documented all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the securities, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

         The validity of the new notes under New York law will be passed upon for us by Clifford Chance US LLP, New York, New York, United States.

         The validity of the new notes and certain matters of Brazilian law relating to the notes and the indenture will also be passed upon for us by Barbosa, Müssnich & Aragão Advogados, Brazil.

EXPERTS

         Our audited consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001 have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm. The offices of Deloitte Touche Tohmatsu are located at Rua Alexandre Dumas 1981, 04717-906, São Paulo, SP, Brazil.

         Our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 prepared in conformity with Brazilian GAAP with reconciliation of shareholders' equity and statements of operations to U.S. GAAP, have been incorporated by reference herein in reliance upon the audit report of KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The offices of KPMG Auditores Independentes are located at Avenida Almirante Barroso 52, 17o andar, Rio de Janeiro, RJ – 20031-000, Brazil.

         With respect to our unaudited interim consolidated financial statements prepared in accordance with Brazilian Corporation Law for the six months period ended June 30, 2004, furnished by Brasil Telecom to the SEC on August 6, 2004, which is incorporated by reference in this Registration Statement, KPMG Auditores Independentes have conducted a limited review in accordance with specific standards established by the Instituto dos Auditores Independentes do Brasil (Brazilian Institute of Independent Auditors - IBRACON), together with the Conselho Federal de Contabilidade (Federal Accounting Council). However, they did not audit and they do not express an opinion on that interim financial information, as stated in their separate report incorporated by reference herein. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part”of the registration statement prepared or certified by the accountants with the meaning of Sections 7 and 11 of the Securities Act.

ENFORCEABILITY OF CIVIL LIABILITIES

         Brasil Telecom is a sociedade anõnima, organized under the laws of Brazil. All of the executive officers and directors of the issuer presently reside in Brazil. Under the terms and conditions of the notes, the issuer will agree that the courts of the State of New York and the federal courts of the United States, in each case sitting in The City of New York, New York, shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with the notes and, for such purposes, irrevocably submit to the jurisdiction of such courts. However, most of the assets of Brasil Telecom are located in Brazil. As a result, it will be necessary for you to comply with Brazilian law in order to obtain an enforceable judgment against these foreign resident persons or our assets. It may not be possible for investors to effect service of process within the United States upon the executive officers and directors of Brasil Telecom, or to realize in the United States upon judgments against these persons obtained in U.S. courts based upon civil liabilities of these persons, including any judgments based upon U.S. federal securities laws, to the extent these judgments exceed these persons' U.S. assets.

         Specifically, our Brazilian legal counsel, Barbosa, Müssnich & Aragão Advogados, has advised us that Brazilian courts will enforce judgments of U.S. courts for civil liabilities predicated on the U.S. securities laws, without reconsideration of the merits, only if the judgment satisfies certain requirements and receives confirmation from the Federal Supreme Court of Brazil. The foreign judgment will be confirmed if:

  it fulfills all formalities required for its enforceability under the laws of the country that granted the foreign judgment;

  it was issued by a competent court in the jurisdiction where the judgment was awarded after service of process was properly made in accordance with applicable law;

  it is not subject to appeal;

  it is for the payment of a sum certain of money;

  it is authenticated by a Brazilian consular office in the country where it was issued, and is accompanied by a sworn translation into Portuguese; and

  it is not contrary to Brazilian national sovereignty, public policy or good morals, and does not contain any provision which for any reason would not be upheld by the courts of Brazil.

         Notwithstanding the foregoing, we cannot assure you that such confirmation would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the notes.

         Our Brazilian legal counsel, Barbosa, Müssnich & Aragão Advogados, has also advised us that:

  as a plaintiff, you may bring an original action predicated on the U.S. securities laws in Brazilian courts and that, subject to applicable laws, Brazilian courts may enforce liabilities in these types of actions against Brasil Telecom, its respective directors, and certain of its respective officers and advisors under certain circumstances;

  if you reside outside Brazil and own no real property in Brazil, you must provide a bond sufficient to guarantee court costs and legal fees, including the defendant's attorneys' fees, as determined by the Brazilian court in connection with litigation in Brazil, except in the case of the enforcement of a foreign judgment which has been confirmed by the Brazilian Federal Supreme Court; and

  Brazilian law limits investors' abilities as judgment creditors to satisfy a judgment against their debtors by attaching certain of their respective assets.